As filed with the Securities and Exchange Commission on September 4, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THEROX, INC.

(Exact name of registrant as specified in its charter)

Delaware	3841	38-3181711
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

17500 Cartwright Road, Suite 100

Irvine, California 92614

(949) 757-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin T. Larkin

President and Chief Executive Officer

TherOx, Inc.

17500 Cartwright Road, Suite 100

Irvine, California 92614

(949) 757-1999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence B. Cohn Bruce Feuchter Marc G. Alcser Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	Donald J. Murray Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Non-accelerated filer ☒	Accelerated filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($0.001 par value per share)	$100,000,000	$3,930

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell or accept an offer to buy these securities under this preliminary prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated September 4, 2008

Preliminary Prospectus

             Shares

Common Stock

This is the initial public offering of our common stock. We will receive all of the net proceeds from the sale of our common stock. Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock to be between $             and $             per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol “THER.”

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to TherOx, Inc.	$	$

We have granted the underwriters a 30-day option to purchase up to              additional shares to cover any over-allotments.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2008.

Joint Bookrunning Managers

Citi	UBS Investment Bank

Co-Managers

Cowen and Company	Wachovia Securities

The date of this prospectus is                     , 2008

1.2 million people in the United States suffer a heart attack each year, making it one of the most significant health problems facing society today.

Percutaneous coronary intervention (PCI), today’s standard of care, has led to significant advancements in restoring blood flow after a heart attack. While blood flow is typically restored in the targeted coronary artery, many patients continue to suffer from a large amount of heart muscle death, or infarction.

We believe there remains a significant challenge and an unmeet need: to reduce the amount of heart muscle death following PCI.

TherOx is seeking an FDA Premarket Approval for a potential solution for this unmet need, and it’s something that’s all around us...

CAUTION: The TherOx SSO2 Therapy System is an investigational device. Limited by United States law to investigational use.

Oxygen

STANDARD OF CARE: Re-open blocked vessel.

The standard of care for treatment of heart attack is prompt balloon angioplasty and stenting (PCI). PCI re-opens the blocked artery to restore blood flow to the heart, but is often unable to reverse the oxygen deficit in surrounding heart tissue.

UNMET NEED:

Reduce heart muscle damage (infarct size) following PCI.

OUR SSO2 SYSTEM: Continue care

Our SSO2 System is used immediately following PCI in the cath lab. Hospital-supplied saline, highly concentrated oxygen and the patient’s blood are mixed in the disposable cartridge, creating SuperOxygenated blood.

CAUTION: The TherOx SSO2 Therapy System is an investigational device. Limited

Introducing SuperSaturated Oxygen (SSO2)

to reduce infarct size.

The SuperOxygenated blood is then delivered directly into the re-opened artery via our disposable catheter.

26% reduction in infarct size*

*In our clinical trial, the SSO2 patients had a 26% relative reduction in infarct size versus the control group.

by United States law to investigational use.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

Market and Industry Data

Some of the information contained in this prospectus concerning the medical device industry and the cardiovascular market, including our general expectations and market opportunity, is based on information from independent industry analysts, and other third-party sources, as well as management estimates. Management estimates may be derived from publicly available information released by independent industry analysts and third-party sources, as well as our own management’s experience in the industry, and are based on assumptions which we believe to be reasonable as of the date of this prospectus. Our estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, while we believe the general expectations and market opportunity information included in this prospectus are generally reliable, this information is inherently uncertain, involves risks and is subject to change based on various factors, including those discussed under the heading “Risk Factors.”

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock. Before making an investment decision, you should also read the more detailed information set out in this prospectus, including under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus. References in this prospectus to “we,” “us,” “our,” “Company” and “TherOx” refer to TherOx, Inc. and its subsidiaries unless the context requires otherwise.

Overview

We are a medical device company focused on developing and commercializing therapies to treat ischemic, or oxygen deprived, tissue. We are focused initially on developing our TherOx SuperSaturated Oxygen, or SSO2, Therapy System to reduce the amount of dead heart muscle that can occur in patients who suffer an anterior acute myocardial infarction, or AMI, commonly referred to as a heart attack. A heart attack is typically caused when blood flow and oxygen to the heart is occluded, meaning blocked or reduced. If blood flow and oxygen are not quickly restored, then irreversible damage to the heart muscle, or infarction, will occur. Our proprietary SSO2 Therapy System is designed to withdraw a small amount of a patient’s blood, mix it with superoxygenated saline and then deliver this superoxygenated blood into the coronary artery proximal to the oxygen-deprived heart tissue. Our system has three principal components: a transportable control system, referred to as the SSO2 Control System, equipped with the necessary software for commencing, monitoring and terminating the procedure; a disposable cartridge in which the superoxygenated saline is produced and mixed with the patient’s blood, referred to as the SSO2 Cartridge; and a single-use delivery catheter, referred to as the SSO2 Catheter. We believe that, based on our clinical trial results, we are positioned to be the first company with a therapy to reduce heart muscle infarction size following a heart attack since the introduction of stents approximately ten years ago. In addition, we believe that there are potential applications for our technology related to other oxygen-deprived tissues.

Our SSO2 Therapy is designed to be complementary to the standard of care, percutaneous coronary intervention, or PCI, which generally consists of balloon angioplasty and stenting. Our therapy is initiated immediately following PCI by the interventional cardiologist in the cardiac catheterization lab, or cath lab, using the same guide wire and other arterial access components used in PCI. Once commenced, our therapy runs for approximately 90 minutes with minimal clinical intervention. We believe that the local delivery of superoxygenated blood, which has five to seven times the normal concentration of oxygen, addresses an unmet clinical need of reducing infarct size following PCI in patients suffering a heart attack.

We have conducted two randomized, multi-center pivotal clinical trials involving 570 patients to evaluate our SSO2 Therapy System. We refer to these studies as AMIHOT I and AMIHOT II. The AMIHOT II trial was designed to assess the superiority of SSO2 Therapy over the standard of care for patients who suffer anterior heart attacks, classified as ST-Elevated Myocardial Infarction, or STEMI, whose successful PCI was initiated within six hours of symptom onset. In this trial, SSO2 Therapy provided a 26% relative reduction in infarct size. A reduction in infarct size has been correlated with a reduction in patient mortality in published clinical studies independent of our SSO2 Therapy. The AMIHOT II clinical results were first presented in October 2007 at the Transcatheter Cardiovascular Therapeutics, or TCT, conference.

We believe that we are the first company to demonstrate a statistically and clinically significant therapy for reduction in infarct size since the introduction of stents approximately ten years ago. We believe that we have developed a significant intellectual property position relating to the key aspects of our therapy, including the creation and delivery of liquids supersaturated with oxygen, systems for combining blood with liquids supersaturated with oxygen and extracorporeal, or outside the body, blood oxygenation. We believe that our intellectual property and proprietary knowledge will provide us with a competitive advantage.

Our Industry

Market Opportunity

AMIs are a leading cause of death in both men and women in the United States, and the costs associated with them have a significant impact on the healthcare system. Approximately 1.2 million Americans suffer a heart attack each year, resulting in $31 billion of hospital charges in the United States in 2005. If we obtain approval from the U.S. Food and Drug Administration, or FDA, we intend to market our SSO2 Therapy to treat patients who have suffered anterior, STEMI-classified heart attacks whose successful PCI was initiated within six hours of symptom onset. We estimate that this represents a U.S. patient population of approximately 100,000 patients annually, with an annual market opportunity of approximately $350 million.

Standard of Care and Limitations

Upon arrival at a cath lab, a heart attack patient is commonly treated with PCI. This procedure reestablishes blood flow at the initial blockage site in the coronary artery, the large blood vessel that supplies oxygen-rich blood to the heart. Since its adoption as the standard of care, PCI has improved patient outcomes. The in-hospital mortality rate is 5.7% among those receiving PCI as compared to 14.8% among those who were eligible for, but did not receive, PCI. However, by the time PCI is initiated, the network of microscopic blood vessels that deliver blood to the heart muscle, or capillaries, have already constricted, and the level of oxygen now flowing to the heart is not adequate. Therefore, we believe that once the coronary artery has been opened through PCI, there is an unmet clinical need to open up the capillaries quickly in order to allow oxygen-rich blood to reach the heart and reduce the amount of heart muscle death after a heart attack.

Our Solution

Our SSO2 Therapy System is designed to reduce infarct size by restoring blood and oxygen flow to the extensive network of capillaries in the heart muscle after the coronary artery has been opened through PCI. By saturating the oxygen-deficient area with blood that has high levels of dissolved oxygen, the capillaries located throughout the heart muscle are able to receive and process oxygen sooner, which then prevents or reverses capillary constriction. Once the capillaries return to their natural state through the delivery of oxygen, blood can freely flow to the affected portion of the heart, and the amount of heart muscle that dies after a heart attack can be significantly reduced.

Our SSO2 Therapy is incorporated into the existing treatment regimen of the cath lab as an adjunctive therapy and, after initiation, requires little supervision by the interventional cardiologist and associated medical personnel. In addition, because the procedure is an adjunctive therapy leveraging familiar techniques and concepts, our SSO2 Therapy requires minimal training. The interventional cardiologist and staff can prepare the patient and commence therapy in approximately ten minutes.

Our SSO2 Therapy System is based on our intellectual property and licenses with respect to supersaturating liquids with a gas. Our innovative technology dissolves a high concentration of oxygen into saline to create our superoxygenated saline solution and then mixes the solution with the patient’s blood to supersaturated levels. Supersaturated solutions have a tendency to bubble in the absence of careful control of several product characteristics, and gas bubbles are undesirable clinically. To ensure bubble-free delivery, our SSO2 Therapy System has well-controlled surface characteristics, flow rates and pressure profiles that inhibit bubble formation and is equipped with a micro-bubble detector to ensure that no clinically significant bubbles are passed to the patient during therapy initiation or delivery.

Our Strategy

Our goal is to become the first company to develop and successfully commercialize therapies to reduce infarct size post-PCI and to broaden the applications for our technology. Key elements of our strategy include the following:

•	obtain FDA Premarket Approval, or PMA, for our SSO2 Therapy for acute heart attack patients;

•	develop the commercial infrastructure to launch our product;

•	establish our SSO2 Therapy as the standard of care for acute heart attack patients;

•	invest in research and development to continuously innovate our technology and therapy; and

•	broaden the applications for our SSO2 Therapy.

Clinical and Regulatory Status

We have conducted two randomized, multi-center pivotal clinical trials involving an aggregate of 570 patients to evaluate our SSO2 Therapy. The trials were named Acute Myocardial Infarction with HyperOxemic Therapy, or AMIHOT.

The AMIHOT I study, which was conducted from January 2002 to April 2004, evaluated both inferior, or right ventricular, and anterior, or left ventricular, STEMI-classified heart attack patients whose successful PCI was initiated within 24 hours of symptom onset. The AMIHOT II trial, which was conducted from September 2005 to June 2007, evaluated patients who suffered anterior, STEMI-classified heart attacks whose successful PCI was initiated within six hours of symptom onset. The AMIHOT II trial met both the primary safety and effectiveness endpoints. The AMIHOT II clinical results were first presented in October 2007 at the TCT conference.

We have submitted a PMA application to the FDA, and the FDA has completed an initial review of the application. We are in the process of responding to comments from the FDA regarding this application. Once the FDA has completed its review of our responses and we have made any further submissions the FDA may require, a meeting of the Circulatory Systems Device Advisory Panel can be scheduled. We believe a Panel meeting may occur in late 2008, but it could be later. At the meeting, the Panel will review and evaluate the data regarding the safety and effectiveness of our SSO2 Therapy and our SSO2 Therapy System in order to make a recommendation to the FDA. After reviewing the Panel’s recommendation, and further evaluation, the FDA will act on our application, typically within three to six months after the Panel meeting. Generally, the FDA follows the Panel’s recommendation. Shortly following an approval of our initial PMA application, if at all, we intend to apply for a supplement to our then-approved PMA for improvements we are making to our SSO2 Therapy System. If the FDA approves this next generation of our product, we plan to immediately launch the commercialization of our product in the United States.

Risks Associated with Our Business

We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy. Our business is subject to numerous risks, which are more fully described in the section entitled “Risk Factors.” Principal risks to our business include the following:

•	We are a development stage company with no experience with the final stages of the FDA PMA process, or commercialization of products, and we may never have a commercial product in the United States.

•	We have not received, and may never receive, FDA approval necessary to market our SSO2 Therapy.

•	Even if we obtain the necessary regulatory approvals, physicians and hospitals may not adopt our SSO2 Therapy.

•

Our customers may not be able to achieve adequate, or any, reimbursement for our product from governmental healthcare programs and other third-party payors, which could discourage or prevent acceptance by the physicians and hospitals who would be responsible for ordering and purchasing our product.

•	We have incurred losses since inception, and we expect to incur substantial losses for the foreseeable future. We may never achieve or sustain profitability.

Corporate Information

We were originally incorporated in Michigan in June 1994 and reincorporated in Delaware in March 1995. Our principal executive office is located at 17500 Cartwright Road, Suite 100, Irvine, California 92614, and our telephone number is (949) 757-1999. Our website is located at http://www.therox.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

We own trademark registrations for the marks THEROX in the United States and the European Union and DOWNSTREAM in the United States. We own trademark applications pending in the United States for the following marks: the TherOx logo, SAVING HEARTS and MI-CATH. We also own pending trademark applications for the marks SAVING HEARTS and the TherOx logo in the European Union. This prospectus also includes brand names, trademarks, service marks and trade names owned by other parties, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

The Offering

Common stock we are offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after our expenses and assuming an initial public offering price of $ per share, will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds of this offering for sales and marketing initiatives to support the commercialization of our existing and any future products, to support our research and development activities and clinical trials, to obtain necessary regulatory approvals and for capital expenditures, working capital and other general corporate purposes. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	THER

Risk factors	Investing in our common stock entails a high degree of risk. See “Risk Factors.”

The number of shares of our common stock to be outstanding after this offering is based on 16,831,050 shares outstanding as of June 30, 2008 (including our redeemable convertible preferred stock on an as-converted basis) and excludes:

•	3,000,534 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2008, at a weighted average exercise price of $1.28 per share;

•	419,349 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2008, at a weighted average exercise price of $6.15 per share;

•	360,230 shares of our common stock available for future issuance as of June 30, 2008 under our existing 2002 Stock Incentive Plan and 2005 Stock Incentive Plan; and

•

2,600,000 shares of our common stock available for future issuance under our 2008 Stock Incentive Plan and 2008 Employee Stock Purchase Plan, which have been adopted and will become effective upon the completion of this offering.

The number of shares of our common stock to be outstanding immediately after this offering assumes the automatic conversion, upon the completion of this offering, of 16,428,051 shares of our redeemable convertible preferred stock outstanding as of June 30, 2008 into 16,428,051 shares of our common stock.

Unless we otherwise indicate, all information in this prospectus assumes the following:

•	a -for- reverse split of our common stock to be completed before the closing of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The following table summarizes our consolidated financial data for the periods and dates indicated. The summary consolidated statement of operations data for each of the years ended December 31, 2005, 2006 and 2007 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the cumulative period from June 2, 1994 (inception) to June 30, 2008, the summary consolidated statement of operations data for the six months ended June 30, 2007 and 2008, and the summary consolidated balance sheet data as of June 30, 2008, is derived from our unaudited consolidated financial statements included elsewhere in this prospectus. This unaudited consolidated financial information was prepared on the same basis as our audited financial statements and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair statement of our consolidated financial position and results of operations. Our historical results are not necessarily indicative of results to be expected for any future period, and our results for the six months ended June 30, 2008 are not necessarily indicative of results to be expected for the full fiscal year. You should read this data together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from June 2, 1994 (Inception) to June 30, 2008
	2005	2006	2007	2007	2008
				(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Total revenue	$10	$20	$1	$1	$13	$770
Costs and operating expenses
Cost of goods sold	10	8	1	1	—	435
Research and development	6,136	7,811	5,983	3,144	2,850	62,289
Sales, general and administrative	2,267	2,562	3,080	1,487	2,597	29,711

Total costs and operating expenses	8,413	10,381	9,064	4,632	5,447	92,435

Loss from operations	(8,403)	(10,361)	(9,063)	(4,631)	(5,434)	(91,665)
Other, net	(1,038)	1,044	632	354	353	3,759

Net loss	(9,441)	(9,317)	(8,431)	(4,277)	(5,081)	(87,906)
Accretion of redeemable convertible preferred stock	(292)	(375)	(377)	(187)	(105)	(2,145)

Net loss attributable to common stockholders	$(9,733)	$(9,692)	$(8,808)	$(4,464)	$(5,186)	$(90,051)

Net loss per share, basic and fully diluted(1)	$(51.40)	$(50.51)	$(38.55)	$(22.92)	$(16.01)

Weighted average shares of common stock outstanding, basic and fully diluted(1)	189,361	191,886	228,488	194,739	323,986

Pro forma net loss per share (unaudited), basic and fully diluted(1)			$(0.74)		$(0.31)

Pro forma weighted average shares of common stock outstanding (unaudited), basic and fully diluted(1)			11,959,097		16,752,037

(1)	See note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used in calculating our historical and pro forma net loss per share (unaudited), basic and fully diluted, and historical and pro forma weighted average common shares outstanding (unaudited), basic and fully diluted.

The following table presents a summary of our consolidated balance sheet as of June 30, 2008:

•	on an actual basis;

•

on a pro forma basis to give effect to the automatic conversion, upon the completion of this offering, of all of our 16,428,051 shares of our redeemable convertible preferred stock outstanding as of June 30, 2008 into 16,428,051 shares of our common stock; and

•

on a pro forma as adjusted basis to give further effect to the sale of              shares of our common stock we are offering at an assumed initial public offering price of $              per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

	As of June 30, 2008
	Actual	Pro Forma	Pro Forma as adjusted
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments(1)	$33,926	$33,926	$
Working capital(1)	32,686	32,686
Total assets(1)	34,874	34,874
Long-term obligations, less current portion	11	11		11
Redeemable convertible preferred stock	121,462	—		—
Deficit accumulated during the development stage	(88,219)	(88,219)		(88,219)
Total stockholders’ equity (deficit)(1)	(88,151)	33,311

(1)	Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the initial public offering price per share remains the same. This pro forma as adjusted information is illustrative only, and following the pricing of this offering, we will adjust this information based on the actual initial public offering price and other terms of this offering.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, operating results and prospects would suffer. In that case, the trading price of our common stock would likely decline and you might lose part or all of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business and Industry

We are a development stage company with no experience with the final stages of the FDA PMA process, or commercialization of products, and we may never have a commercial product in the United States.

We are a development stage company with little or no commercial history upon which you can evaluate our business. We do not expect to have a commercial product in the United States until at least the second half of 2009, if at all. We have been engaged in research and development since our inception in 1994 and have invested substantially all of our time and resources in developing, and applying for FDA regulatory approval for, our SSO2 Therapy technology, which we intend to commercialize in the form of our SSO2 Therapy System.

The success of our business will depend on our ability to successfully commercialize our SSO2 Therapy System in the United States. In order to do so, we must first obtain FDA approval for our current SSO2 Therapy System and then obtain FDA approval for our next generation SSO2 Therapy System which we are currently developing. We must also establish a commercial infrastructure to market and sell our products. If we are unsuccessful in obtaining the necessary regulatory approvals or creating a commercial infrastructure, we may never generate revenue or be profitable, and we may have to significantly curtail or cease operations.

In order to successfully commercialize our product in the United States, we anticipate that we will have to refocus substantially all of our time and resources, and hire additional personnel, for the creation of a commercial infrastructure, which will at a minimum include the following:

•	ensure the quality of our SSO2 Therapy System manufactured by our suppliers and by us;

•	hire a sales and marketing force;

•	create programs and other procedures to educate physicians and drive physician adoption of our product;

•	create policies and procedures, and hire additional personnel to carry out those policies and procedures, to ensure customer satisfaction with our products;

•	obtain reimbursement for hospitals and physicians; and

•	expand our general and administrative operations to manage our anticipated growth in operations and to support public company activities.

If we are unable to successfully commercialize our SSO2 Therapy System in the United States, you will likely lose most or all of your investment in us. For these reasons, we expect to continue to incur significant operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse affect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with developing and commercializing new medical devices, we are unable to predict the extent of any future losses, or when we will become profitable, if ever.

We have not received, and may never receive, FDA approval necessary to market our SSO2 Therapy System.

We must obtain regulatory approval before we may market our SSO2 Therapy System, and we do not have any of these necessary approvals. The regulatory approval process in the United States for our SSO2 Therapy System requires us to demonstrate the safety and effectiveness of our products to the FDA’s satisfaction. To do so, we have conducted pre-clinical and clinical trials and compiled the results of these studies and other information into a PMA, or Premarket Approval, application which we submitted to the FDA in February 2008. Our PMA application is currently under review by the FDA. During the review process, the FDA examines and poses questions related to our application, which we must answer. We expect to continue an ongoing dialog with the FDA, and to continue to answer any questions or requests for additional information posed by the FDA.

Our SSO2 Therapy is a new and unproven technology, and therefore, despite having received expedited review for our pending PMA application, the FDA may still take significantly more time to evaluate our PMA application than it would to evaluate PMA applications for more established technologies. Further, because we have limited experience with the PMA process, we may face additional regulatory delays and difficulties. These factors could result in our inability to demonstrate safety and effectiveness to the FDA’s satisfaction, and the FDA may not approve our PMA supplement for our next generation SSO2 Therapy System.

We are currently seeking FDA approval of the generation of our SSO 2 Therapy System that was used in our clinical trials, which we refer to as our current generation SSO2 Therapy System. We do not, however, intend to commercialize this version of the product, either in the United States or abroad. Rather, if the FDA approves our PMA application for the current generation of the SSO2 Therapy System, we intend to seek FDA approval for, and commercialize, our next generation SSO2 Therapy System, which is currently under development.

Any applications we make for regulatory approval may be delayed, limited or denied for a number of reasons, including the following:

•	the FDA may determine that our SSO2 Therapy System is not safe or effective or may otherwise not meet the FDA’s requirements;

•	the data from our pre-clinical studies and clinical trials may be determined to be insufficient to support approval;

•	the manufacturing processes or facilities we or our third-party manufacturers and suppliers use may not meet stringent regulatory requirements; and

•	changes in regulatory approval policies or the adoption of new regulations may require us to provide additional data.

We include in this prospectus data regarding the results of our AMIHOT II trial, including certain subset analyses. Although some of the analyses were either described in the statistical plan or included in the data submitted to the FDA, in acting on our PMA application, the FDA may give no weight to the subset analyses. The FDA will instead focus, insofar as data from the AMIHOT II trial is concerned, on data regarding the primary effectiveness and safety endpoints. You should not rely on the subset analyses (some of which are not statistically significant in any event) in trying to evaluate the likelihood of FDA approval of our PMA application.

We also expect that the FDA will require us to conduct a post-marketing clinical study, which is a study conducted after a particular product has obtained necessary regulatory clearances or approvals. Successful completion of this post-marketing study is a precondition to continued marketing approval. We anticipate that our post-marketing study will be subject to most of the risks described above, and will additionally require the cooperation of patients and hospitals. If we do not successfully complete this study, we will have to cease sales of our SSO2 Therapy System.

Any delay in, or failure to receive or maintain, approval for our products will prevent us from selling our products and from generating revenue.

Even if the FDA approves our pending PMA application, before commercializing this product, we intend to submit a supplement to our PMA application to obtain approval for improvements we are making to our SSO2 Therapy System. The FDA may not approve this supplement, or we may experience significant delays in obtaining this approval.

We do not intend to commercialize the current generation of our SSO2 Therapy System, even though it is the version that is the subject of our PMA application. Instead, if the FDA approves our pending PMA application, we intend to file a PMA supplement describing improvements under development in order to seek marketing approval for our next generation SSO2 Therapy System. As with the current PMA application that is pending before the FDA, we cannot predict the time it will take the FDA to consider our PMA supplement or whether the FDA may require other regulatory submissions or studies. In addition, our PMA supplement may not receive expedited review. We may not ultimately obtain approval to market our next generation SSO2 Therapy System, and any delay in obtaining or inability to obtain approval for this PMA supplement will harm our business.

We will only be able to lawfully market our SSO2 Therapy System in the United States for the uses approved by the FDA. Those approved uses may contain limitations on the uses of our device, which could restrict our ability to market our SSO2 Therapy System.

Even if we obtain regulatory approval of our SSO2 Therapy, the FDA may limit its indicated uses to certain types of patients or impose other special conditions on its use. While we intend to seek FDA-approved labeling that is consistent with the inclusion criteria for patients in our AMIHOT II trial, the approved labeling may be narrower. Also, we believe our SSO2 Therapy may be more acceptable to our target market if patients can be moved to another area within the cath lab once treatment is commenced. However, the approved labeling might not permit marketing our SSO2 Therapy System for use in this manner, which could adversely affect market adoption. Those restrictions could impair our ability to generate widespread adoption of our SSO2 Therapy. Narrow labeling would further restrict the market to which we could promote the SSO2 Therapy.

Even if we obtain the necessary regulatory approvals, physicians and hospitals may not adopt our SSO2 Therapy.

If we obtain regulatory approval to market our SSO2 Therapy, our ability to become profitable will depend upon our ability to achieve widespread physician and hospital adoption of our products. Physicians may fail to adopt our SSO 2 Therapy for a number of reasons. One barrier to physician adoption may be the limited space and resources in most hospital cath labs. Our therapy takes approximately ten minutes to set up and 90 minutes to perform. Physicians may determine that our SSO2 Therapy competes with the time, resources and cath lab table space needed for PCI, which is generally shorter in duration and more likely to generate separate reimbursement fees than our SSO2 Therapy under current reimbursement practices. Further, adopting our SSO2 Therapy could entail significant changes in existing cath lab practices and procedures, which many physicians may resist or delay in accepting. To accommodate these cath lab “work flow” issues, we have designed our SSO2 Therapy System to be easily transportable so that once SSO2 Therapy is commenced, the patient can be moved to another area within the cath lab to complete the 90-minute therapy. Our ability to overcome these barriers will depend in part on labeling the FDA approves for our intended clinical use of our SSO2 Therapy System. For example, if we obtain a label that approves our SSO2 Therapy only for use within the cath lab, we could not promote moving patients to areas adjacent to the cath lab to complete the therapy.

We will also likely face additional commercialization challenges because our SSO2 Therapy is a new form of treatment. Our SSO2 Therapy is not readily comparable to existing therapies, and there is no established market for our therapy. Accordingly, we will need to spend significantly more time and resources convincing hospitals and physicians of our SSO2 Therapy’s safety and effectiveness than we would for an existing and established therapy or procedure.

Physicians and hospitals may also fail to adopt our SSO2 Therapy for various other reasons, including the following:

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the amount of third-party reimbursement available for existing AMI procedures may not provide sufficient reimbursement for hospitals and physicians interested in administering our SSO2 Therapy after a PCI procedure;

•	third-party payors may not be willing to provide reimbursement for the additional costs associated with administering our SSO2 Therapy;

•	our SSO2 Therapy may have unforeseen side effects not detected in the course of our clinical trials; and

•	we, or the investigators of our products, may not be able to convince medical journals to publish articles relating to our SSO2 Therapy, which could adversely affect our marketing efforts.

If our SSO2 Therapy technology does not achieve an adequate level of acceptance by the relevant constituencies, we may not generate significant product revenue and may not become profitable. If we do not successfully commercialize our SSO2 Therapy System through physician and hospital adoption, we may never become profitable and may be forced to cease operations.

Our customers may not be able to achieve adequate, or any, reimbursement for our product from governmental healthcare programs and other third-party payors, which could discourage or prevent acceptance by the physicians and hospitals who would be responsible for purchasing and using the product.

Healthcare providers generally rely on third-party payors, including governmental payors such as Medicare and Medicaid, and private healthcare insurers to provide reimbursement for the costs of medical services, such as AMI procedures, including the costs of acquiring and using medical devices used in those procedures. With a temporary exception for certain new technologies, Medicare pays prospectively determined amounts to hospitals and physicians for such procedures and does not separately pay for the cost of medical devices. These payment amounts are not necessarily sufficient to cover all of a provider’s costs of furnishing the procedure. While some private payors will pay separately for disposable medical devices, the payment amount normally is limited to what the payor determines to be a usual, customary and reasonable amount, and many private payors will follow Medicare policies. Consequently, hospitals may receive no additional reimbursement for treating heart attack patients with our SSO2 Therapy, but will still need to pay us for the system and the disposable cartridges and catheters, which would reduce their profits per procedure.

Hospitals and physicians may be reluctant to use our SSO2 Therapy System if heart attack procedure reimbursement is not increased to compensate providers for the additional costs of administering our SSO2 Therapy in such procedures. If we do not secure adequate reimbursement for our SSO2Therapy in the United States, or in markets outside the United States where we may seek to commercialize our SSO2 Therapy System, there may be no commercially viable markets for our SSO2 Therapy System. Even if we do secure some increases in reimbursement, our target markets may be much smaller than expected.

We have incurred losses since inception, and we expect to incur substantial losses for the foreseeable future. We may never achieve or sustain profitability.

We have incurred losses in each year since our formation in 1994. As of June 30, 2008, we had a deficit accumulated during the development stage of $88.2 million. Our net losses applicable to stockholders for the fiscal years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2008 were $9.7 million, $9.7 million, $8.8 million and $5.2 million, respectively. We have funded our operations to date principally from the sale of our securities. If our SSO2 Therapy System is approved for marketing by the FDA, we expect to incur significant and increasing sales and marketing expenses prior to recording sufficient revenue to offset these expenses. We also expect our general and administrative expenses to increase following this offering as we implement the infrastructure necessary to commercialize our products and operate as a public company. For these reasons, we expect to continue to incur significant operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. Because of the numerous risks and uncertainties associated with developing and commercializing new medical devices, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

If we are able to achieve a successful commercial launch of our SSO2 Therapy in the United States, we intend to apply for and obtain regulatory approval from international regulatory bodies and to commercialize our product internationally. However, we may not satisfactorily comply with the requirements for approval in foreign countries or may be required to conduct additional clinical trials.

If we successfully commercialize our SSO2 Therapy in the United States, we then intend to initiate a limited launch of our SSO2 Therapy System internationally. If we pursue commercialization outside the United States, we will have to comply with similar and, in some cases, more stringent regulatory approval requirements. Further, as with the commercial launch of our products in the United States, we will likely need to invest significant time and resources into understanding the requirements of foreign markets, hire third-party distributors and our own personnel and pursue reimbursement for our SSO2 Therapy System on a country-by-country basis. If we do not comply with the requirements for approval in foreign countries, or if we are required to conduct additional clinical trials, we may have to cease or significantly curtail the international commercialization of our SSO2 Therapy System.

We purchase some of the key components of our products from single-source suppliers. The loss of any of these suppliers, or their failure to deliver the quantities we order on time and without defects, could prevent or delay shipments of our products or otherwise adversely affect our business.

We intend to purchase some of the key components of our SSO2 Therapy System from single-source or limited-source suppliers. We plan to rely on a sole supplier, KMC Systems, Inc., or KMC, to manufacture the next generation of our SSO2 Therapy System we are currently developing. In addition, we have a sole supplier that we use to produce the injected molded, three-chambered component of our SSO2 Cartridge, and we have produced only one mold for use in producing the cartridge. Although the mold used by our supplier to manufacture our SSO2 Cartridge is owned by us, any disruption in our supplier’s business or our loss of such supplier would force us to relocate the mold and validate a new supplier, which could take several months and be costly. The loss of KMC or any of our other suppliers, or a disruption in their operations, may force us to find and engage new suppliers. Establishing additional or replacement suppliers for these components will be expensive and time-consuming.

In addition, other than KMC, we do not have long-term supply agreements with any of our current suppliers, including the producer of our cartridges, and we often utilize purchase orders, which are subject to acceptance by the supplier. If our suppliers do not accept our purchase orders, we may not obtain adequate supplies of our products or components in a timely manner or on commercially reasonable terms.

Shortages of raw materials, production capacity constraints or delays by our suppliers could negatively affect our ability to meet our production targets and result in increased prices for affected parts. This may result in delays in shipments of our products, reduce the gross margin on our products or force us to increase the prices we charge for our SSO2 Therapy System, either of which could harm our business. In addition, some of the components of our SSO2 Therapy System are highly technical and must meet exacting specifications. If our suppliers deliver substandard components or otherwise experience quality control problems, our products may fail or not perform satisfactorily, which may delay shipments to customers, subject us to product liability claims or harm our reputation.

We have to date only distributed limited quantities of our SSO2 Therapy System for use in clinical trials and for sales outside of the United States, and if we obtain regulatory approval, our production requirements will expand significantly in order to meet our expected commercial needs. None of our existing suppliers have produced components of our SSO2 Therapy System in these quantities, and any ramp up in their production may result in delays or quality issues.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated product problems, our SSO2 Therapy System could be subject to restrictions or withdrawal from the market.

Each product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for our product, will be subject to continual review, reporting requirements and periodic inspections by the FDA and other regulatory bodies. In particular, we and our suppliers are required to comply with Good Manufacturing Practices, or GMP, which for medical devices have been incorporated into the Quality System Regulation, or QSR, and other standards, including, International Standards Organization, or ISO, standards. Generally, these regulations and standards cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. Regulatory bodies enforce these standards and regulations through unannounced inspections. We and our suppliers will have to successfully complete these inspections before and after we receive regulatory approvals for our SSO2 Therapy, if ever. Failure by us or one of our key suppliers to comply with regulatory requirements, or failure to adequately respond to any observations, could result in disapproval of our PMA, or the withdrawal of marketing approval for our products once obtained or enforcement actions against us or our suppliers, which could harm our ability to ship or market our products.

We will be subject to ongoing FDA reporting requirements and compliance requirements regarding the safety of our SSO2 Therapy System.

If we obtain marketing approval and market our products, we will be required to report certain adverse events to the FDA or governmental authorities in other countries. For example, FDA Medical Device Reporting, or MDR, regulations require reporting if we receive information from any source that reasonably suggests that one of our products may have caused or contributed to a death or serious injury or has malfunctioned in a way that would be reasonably likely to contribute to a death or serious injury upon recurrence. The FDA and similar governmental authorities in other countries may recall our products in the event of material deficiencies or defects in design or manufacturing. A government-mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall could be costly, harm our reputation with customers and divert our managerial resources.

We do not have long-term data on the safety of our SSO2 Therapy System.

We may later discover previously unknown problems with our products, including currently unforeseen long-term side effects, as we have not obtained long-term data on the safety of our SSO2 Therapy System. The discovery of previously unknown problems must be disclosed to the FDA and may result in restrictions on our products or voluntary or mandatory withdrawal of the products from the market. Such discovery could also subject us to product liability claims from persons who have been treated with our therapy or others.

Once we create our commercial infrastructure, we expect to have to expand significantly to achieve our goals. If we do not manage that expansion successfully, our business and financial results will suffer.

Our business strategy entails significant future growth. As of June 30, 2008, we had 24 employees, and if we receive regulatory approval for our SSO2 Therapy, we expect to rapidly expand our operations. This growth may place significant strain on our management and financial and operational resources. Our ability to effectively manage this growth depends on our success in attracting and retaining highly qualified personnel, for whom the competition may be intense, and on successfully integrating those new employees into our company. If we fail to manage these challenges effectively, our business could be harmed.

We may be unable to attract and retain the management and other personnel necessary to establish a successful commercial infrastructure.

Our success depends on the services of our senior management and other key research and development employees. The loss of the services of one or more of our officers or key research and development employees could delay or prevent the successful commercialization of our SSO2 Therapy System and harm our research and development programs. Some of our technical personnel, in the aggregate, have many years of specialized experience relating to how our SSO 2 Therapy System operates, and the loss of one or more of these individuals could significantly harm our business.

In addition, we have limited commercial sales capabilities and limited experience in sales, marketing and distribution of our products. We currently have no sales force. To generate sales, we will need to develop a sales and marketing infrastructure. Effective sales personnel in the medical technology industry are in high demand, and many well-funded companies are in a better position to compete for these resources than we are. Accordingly, we may be unable to develop a successful sales force on a cost-effective or timely basis.

We may need substantial additional funding beyond the proceeds of this offering. We may be unable to raise capital when needed.

Our future requirements may require funding beyond our current resources and the proceeds from this offering. Our need for, and ability to obtain, additional funding will depend on many factors. These factors include whether the FDA requests that we perform additional clinical trials or studies, or furnish additional information, the timeliness of the FDA’s approval of our PMA application and the supplement to our PMA application for our next generation SSO2 Therapy System and our ability to establish a successful commercial infrastructure to market, and drive physician adoption of, our SSO2 Therapy.

If we raise additional funds by issuing additional equity securities in future offerings, our existing stockholders will experience dilution. Debt financing, if available, may subject us to covenants restricting our operations or our ability to incur additional debt. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or to our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products or grant licenses on terms that are not favorable to us.

If we need to raise additional funds, but are unable to do so on favorable terms, we may have to delay, reduce the scope of or eliminate some or all of our commercialization efforts, license to third parties the rights to commercialize our products or technologies that we would otherwise seek to commercialize ourselves or liquidate some or all of our assets.

We face the risk of product liability claims that could be expensive, divert management’s attention and harm our reputation and business. We may not be able to obtain adequate product liability insurance.

Our business exposes us to a risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices. The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to product liability claims if our SSO2 Therapy System, or any other products we may sell, causes, or appears to have caused, an injury. Because our therapy involves an invasive procedure that requires the insertion of a catheter into the patient’s coronary artery, it poses risks of injury.

Claims may be made by patients or their representatives, healthcare providers, third-party collaborators or others selling our products. We may also be subject to product liability claims even if the claimed injury is due to the actions of others. For example, we rely on the expertise of interventional cardiologists and other associated medical personnel to perform the procedure to insert our SSO2 Catheter and to perform the related SSO2 Therapy. If these medical personnel improperly perform SSO2 Therapy, the patient may suffer critical injury or die, which may subject us to liability.

In addition, our SSO2 Therapy uses hospital-supplied saline and oxygen. If the hospital administering SSO2 Therapy uses contaminated saline or oxygen, patients may be severely injured or die. In these circumstances, we could be sued even if our SSO2 Therapy System did not malfunction or directly cause the injury or death. Furthermore, an injury that is caused by one of our suppliers supplying us with a defective component that injures a patient could be the basis for a claim against us.

Our product liability insurance covers the use of our SSO2 Therapy System and SSO2 Therapy technology in our clinical trials. However, we will need to procure additional coverage for commercial sales if we obtain regulatory approval. This insurance may not be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost and on acceptable terms for an adequate coverage amount, or otherwise to protect ourselves against potential product liability claims, we could be exposed to significant liabilities, which may harm our business.

A product liability claim, regardless of its merit or eventual outcome, could result in substantial monetary awards to patients, significant costs of related litigation, product recalls or market withdrawals and decreased demand for our products and loss of associated revenues.

We could face substantial penalties if we fail or are unable to comply with federal and state healthcare fraud and abuse and false claims laws and regulations.

If we obtain regulatory approval to market our SSO2 Therapy System, our operations will be directly, and indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal False Claims Act. These laws impact, among other things, our proposed sales, marketing and educational programs and will prevent us from engaging in certain promotional practices that would be commonplace and lawful outside the healthcare industry. While we have designed an internal program to aid in compliance with these laws, we have not yet adopted it since we have not yet commenced commercial operations. Penalties for violations of any of these laws include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs.

We operate in a highly competitive industry that is subject to rapid change. If potential competitors are able to develop and market products that are safer, more effective or less expensive than our products, our commercial opportunities will be reduced or eliminated.

The medical device industry is highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The AMI treatment market in particular has seen significant activity in new product introductions. Although we are not aware of any competitors in the SSO 2 Therapy technology market, we face potential competition from pharmaceutical and other interventional treatments. In addition, there is substantial research being conducted in the area of heart attack treatments, and so it is likely that new drugs or medical devices, or other forms of treatments, will be developed in the future to treat heart attack patients. Any new treatment or improvement to an existing treatment could render our products obsolete.

We have not identified any potential competitors who have successfully developed technology to reduce infarct size following PCI. However there have been a number of companies who have attempted to develop technologies, devices or therapies to reduce infarct size. As the reduction of infarct size is important for the long-term health of heart attack patients, we believe that many companies will attempt to compete with us. Our potential competitors may develop and patent competitive processes or products earlier than we do, obtain regulatory approvals for competing products more rapidly than we are able to and develop more effective, safer and less expensive products or technologies and commercialization operations that would render our products non-competitive or obsolete.

We operate at a single location. Any disruption in this facility could severely interrupt our operations.

We operate at a single location in Irvine, California. Our facility may be affected by natural or other disasters, such as earthquakes, fires or floods. While we plan to rely on third parties to manufacture, assemble and sterilize many of our products and components, we might also be forced to rely on third parties to inspect, warehouse or ship our products and components in the event our facility is affected by a disaster. Our facility, if damaged or destroyed, could be difficult and require substantial lead-time to repair or replace and may require additional approvals by the FDA and state and other regulatory authorities, which could be costly and time-consuming. In addition, our insurance for damage to our property and the disruption of our business from casualties may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Our operations involve hazardous material, and compliance with environmental laws and regulations may be expensive and can have an adverse impact on our results of operations and liquidity.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal and human exposure to hazardous and toxic materials. We could incur costs, fines and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we violate or become liable under environmental laws. We do not have insurance for environmental liabilities, and liability under applicable environmental laws can be joint and several and without regard to comparative fault. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. Violations of environmental laws or regulations may occur in the future as a result of the inability to obtain permits, human error, accidents, equipment failure or other causes.

Risks Related to Our Intellectual Property

If we are unable to obtain or maintain patent rights relating to our SSO2 Therapy technology and SSO2 Therapy System, others may be able to make, use or sell our products, which would harm our ability to compete.

Our commercial success depends in part on our ability to obtain and maintain patent protection in the United States and other jurisdictions for our SSO2 Therapy System and related technology. We currently own, co-own or have rights to a variety of U.S. and foreign patents and patent applications. The patent rights on which we rely may be challenged and invalidated, and our patent applications may have their claims limited, or not result in issued patents. Moreover, our patent rights become more limited as owned or licensed patents expire, which will begin in 2010.

A portion of our patent portfolio consists of patent rights we co-own and/or license exclusively from Wayne State University, or WSU. These in-licensed WSU patents relate to the delivery of oxygen-supersaturated fluids to patients. If we breach the terms of the related license agreements and do not cure that breach within a specified period of time, WSU may terminate its licenses to us. If we lose our rights to use the WSU patents, we may be unable to sell products that utilize our SSO 2 Therapy technology. In that event, we may be forced to re-design our SSO2 Therapy System to deliver oxygen super-saturated fluids in a manner that is still effective in treating AMI but does not infringe the WSU patents, which would be expensive and may not be possible.

The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. No consistent policy regarding the breadth of claims allowed in medical device patents has emerged to date in the United States. The application and enforcement of patent laws in foreign countries is even more uncertain, and the laws of some foreign countries do not protect intellectual property rights to the same extent as U.S. patent laws, particularly in the field of medical products and procedures. For example, many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may bestow limited or no benefits.

Third parties may successfully challenge the validity of our patent rights. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or other proprietary rights cover them. Because the issuance of a patent is not conclusive of its validity or enforceability, our existing patent rights, and rights we may obtain in the future, may not provide us with meaningful protection if we attempt to enforce them or if others challenge their validity. Others may challenge our patents and patent applications in court or through interference or re-examination proceedings before the U.S. Patent and Trademark Office, or USPTO, or comparable foreign proceedings. These proceedings could result in the loss of the relevant patent, a denial of the patent application or a reduction in the scope of one or more of the claims of the patent or patent application. If a court or other regulatory agency decides that our patents are not valid or limits their coverage, we may not have the right to stop others from using our technology without compensating us. The invalidity of key patents owned by or licensed to us or non-issuance of pending patent applications could increase competition and materially adversely affect our business, financial condition, and results of operations. Also, these proceedings may be very costly, and even if we prevail, the financial cost and diversion of resources may impair our business.

If we are unable to protect the confidentiality of our proprietary information and know-how, our competitors may use our technology to develop competing products.

In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. We generally seek to protect this information by confidentiality agreements with our employees, consultants, scientific advisors and third parties. These persons may willingly or unintentionally breach their agreements with us, and we may not have adequate remedies for any breaches. In addition, our competitors may otherwise learn of our trade secrets or independently develop them. If our employees, consultants or contractors use others’ intellectual property when working for us, disputes may arise as to the ownership of any related or resulting know-how and inventions.

If our SSO2 Therapy System or technology is found to infringe the intellectual property rights of others, we may have to obtain licenses from others to develop or market our SSO2 Therapy System.

Our competitors or others may have or acquire patent rights that they could enforce against us. If third parties claim that our SSO2 Therapy System or technology infringes their patent rights, they could bring legal action against us or our suppliers, customers, licensees or potential collaborators, claiming damages and seeking to enjoin the manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a license in order to continue to manufacture or market the affected products. A required license under the related patent may not be available on acceptable terms, if at all.

We may be unaware that the use of our technology conflicts with pending or issued patents. Because patent applications can take many years to issue and are often afforded confidentiality for some period of time, there may be currently pending applications, unknown to us, that later result in issued patents that our SSO2 Therapy System or technology infringes. Even though we own or license many patents ourselves, these patents do not provide us with the freedom to make and sell products unimpeded by the patent rights of others.

If a third party claims that we infringe its proprietary rights, any of the following may occur:

•	we may become involved in time-consuming and expensive litigation, even if the claim is without merit;

•	we may become liable for substantial damages;

•

a court may prohibit us from selling or licensing our SSO2 Therapy System or other products without a license from the patent holder, which may not be available on acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross licenses to our patent rights; and

•	we may have to redesign our technology so that it does not infringe others’ patent rights, which may not be possible or could require substantial funds or time.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

There has been substantial litigation and other proceedings regarding patent and intellectual property rights in the medical device industry. We may be forced to defend claims of infringement brought by third parties, and we may institute litigation against others who we believe are infringing our intellectual property rights. The outcome of patent litigation involves substantial uncertainties, especially in medical device-related patent cases that may, for example, turn on the interpretation of claim language by a court. Our involvement in intellectual property litigation could result in significant expense. Many patent holders have considerably greater resources available for, and a strong economic incentive to engage in, this litigation. We, on the other hand, are a development stage company with comparatively few resources. Moreover, regardless of the outcome, intellectual property litigation against or by us could significantly disrupt our development and commercialization efforts, divert our management’s attention and quickly consume our financial resources.

If third parties file patent applications or are issued patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings with the USPTO or in other proceedings outside the United States, including oppositions, to determine priority of invention or patentability. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and scientific personnel will be diverted.

Risks Related to this Offering

Because there has not previously been a public market for our common stock and our stock price will likely be volatile, you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, you could not buy or sell our common stock publicly. An active trading market for our common stock may not develop after completion of this offering or, if developed, may not be sustained. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market for medical device stocks has historically been extremely volatile. The following factors, most of which are outside of our control, could cause the market price of our common stock to decrease significantly from the price you pay in this offering:

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our ability to respond satisfactorily to the FDA’s inquiries relating to our pending PMA application in order to schedule a meeting with the Circulatory Systems Device Advisory Panel without the need to conduct further clinical trials or other studies;

•	whether we obtain a recommendation for approval of our pending PMA application from the Circulatory Systems Device Advisory Panel;

•	whether the FDA approves our pending PMA application;

•	whether the FDA approves the PMA supplement we intend to file with respect to our next-generation SSO2 Therapy System;

•	labeling limitations;

•	our ability to timely establish a successful commercial infrastructure in the United States;

•	whether we can obtain adequate third-party reimbursement for our SSO2 Therapy and related procedures;

•	changes in government regulations and standards affecting the medical device industry and our products;

•	actual or anticipated variations in our results of operations or those of our competitors;

•	announcements of new products, technological innovations or product advancements by us or our competitors;

•	developments with respect to patents and other intellectual property rights;

•	trading volume of our common stock;

•	failure to obtain analyst coverage of our common stock, changes in earnings estimates or recommendations by securities analysts or our failure to achieve analyst earnings estimates; and

•	conditions in our industry, general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of its securities. If class action litigation is initiated against us, we may incur substantial costs and our management’s attention may be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you may lose some or all of your investment.

We may not achieve our projected business goals in the time frames we announce and expect.

From time to time, we estimate and may publicly announce, including in this prospectus, the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals. These statements, which are forward-looking statements, include our estimates regarding when we will obtain FDA approval for our products, the present and future size of the market for our products, when we will begin to receive revenue and when we will initiate and complete future clinical trials. These estimates are necessarily based on a variety of assumptions. The timing of the actual achievement of these milestones, and our actual results, may vary dramatically as compared to our announced estimates, in some cases for reasons beyond our control.

Future sales of our common stock by our stockholders could cause our stock price to decline.

If our stockholders sell, or the public market believes that they will sell, substantial amounts of our common stock in the public market, the market price of our common stock could decrease significantly. Substantially all of our existing stockholders prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to transfer their stock for at least 180 days after the date of this prospectus, with an extension in limited circumstances. The market price of our common stock may drop significantly when the restrictions on the resale of these shares lapse and our existing stockholders are able to sell shares of our common stock into the market, whether or not those stockholders actually sell shares of our common stock. Refer to the discussion under the caption “Shares Eligible for Future Sale” in this prospectus.

Following this offering, we also intend to file registration statements with the SEC covering substantially all of the shares of our common stock subject to options outstanding, but not exercised, at the close of the offering and all of the shares available for future issuance under our stock incentive plans. In addition, upon completion of this offering, our outstanding redeemable convertible preferred stock will automatically convert into 16,428,051 shares of common stock and the holders of these shares have rights, subject to some conditions, to require us to file registration statements covering the resale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to include in a company-initiated registration statement shares held by those holders pursuant to the exercise of their registration rights, the sale of those shares could impair our ability to raise needed capital by depressing the price at which we could sell newly issued shares of our common stock.

A decline in the trading price of our stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities, and may cause you to lose part or all of your investment.

We have broad discretion in the use of the proceeds of this offering and may apply the proceeds in ways with which you do not agree.

We intend to use the net proceeds from this offering, as determined by management, for sales and marketing initiatives to support the commercialization of our existing and any future products, to support our research and development activities and clinical trials, to obtain necessary regulatory approvals and for capital expenditures, working capital and general corporate purposes. However, our management will have broad discretion over the use and investment of the net proceeds of this offering. The failure of our management to apply these funds effectively could harm our business. Pending application of our proceeds, they may be placed in investments that do not produce income or that lose value.

Our directors and executive officers will continue to have substantial control over us after this offering, and they could limit your ability to influence the outcome of key transactions, including changes of control.

We anticipate that our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own     % of our outstanding common stock following the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Our executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may adversely affect the market price of our common stock.

Our organizational documents and Delaware law make a takeover of our company more difficult, which may prevent certain changes in control and limit the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective immediately upon the closing of this offering contain provisions that may have the effect of deterring or delaying attempts by our stockholders or others to remove or replace management, engage in proxy contests and effect changes in control. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management or changes in control. These provisions also could discourage proxy contests, make it more difficult for you and other stockholders to elect directors and take other corporate actions, could deter third parties from acquiring us and may depress the market price of our common stock. For a more detailed description of these provisions, refer to the discussion under the caption “Description of Capital Stock” in this prospectus.

You will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience an immediate dilution of $            per share, based on an assumed initial public offering price of $            per share, because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the price of the shares being sold in this offering. If outstanding options to purchase our common stock are exercised at a price less than the initial public offering price of our shares, you will experience additional dilution. For a more detailed description of these provisions, refer to the discussion under the caption “Dilution” in this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements regarding estimates, future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “might,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology.

These statements are only predictions. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those related to:

•	our ability to obtain regulatory approval of our products in each jurisdiction where we believe a market will exist for our products;

•	market acceptance of our products, if and when approved;

•	our ability to protect our intellectual property and to not infringe on the intellectual property rights of others;

•	our ability to attract, motivate and retain qualified employees;

•	the impact of federal, state, local and applicable foreign government regulations;

•	our ability to raise capital in the future;

•	the adequacy of our insurance coverage; and

•	our ability to effectively compete in our industry.

In evaluating these forward-looking statements, you should specifically consider various other risks, uncertainties and factors, including those risks discussed under “Risk Factors” and elsewhere in this prospectus.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Except as required by law, we assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Assuming a public offering price of $            , the midpoint of the range on the front cover of this prospectus, we estimate the net proceeds to us from the sale of shares of common stock that we are selling in this offering will be approximately $            million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate we will receive net proceeds of approximately $            million.

A $1.00 increase (decrease) in the assumed public offering price of $            per share would increase (decrease) the net proceeds to us, after deducting the underwriting discounts and commissions and our estimated offering expenses, by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting underwriting discounts and commissions and our estimated offering expenses, by approximately $            million, assuming the initial public offering price per share remains the same.

Of the net proceeds from this offering, we expect to use approximately:

•	$ million for sales and marketing initiatives to support the commercialization of our existing and any future products;

•	$ million to support our research and development activities and clinical trials and to obtain necessary regulatory approvals; and

•	$ million for the purchase of capital equipment.

We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes. The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs and other factors described under “Risk Factors.” While we have no present understandings, commitments or agreements to enter into any such transactions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return, if at all.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions under Delaware law and in current or future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2008:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

the automatic conversion, upon the completion of this offering, of all of our 16,428,051 shares of our redeemable convertible preferred stock outstanding as of June 30, 2008 into 16,428,051 shares of our common stock; and

•	the adoption of our restated certificate of incorporation, which will be effective immediately upon the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the sale of             shares of our common stock in this offering at an assumed initial offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2008
	Actual	Pro Forma	Pro Forma as Adjusted
	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents and short-term investments(1)	$33,926	$33,926	$

Long-term obligations, less current portion	$11	$11		$11
Redeemable convertible preferred stock, Series A through J; $0.001 par value per share; 16,704,918 shares authorized, and 16,428,051 shares issued and outstanding (liquidation preference of $108,487 at June 30, 2008), actual; 5,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	121,462	—		—

Stockholders’ equity (deficit):
Common stock; $0.001 par value per share; 22,295,082 shares authorized and 402,999 shares issued and outstanding, actual; 75,000,000 shares authorized, and 16,831,050 shares issued and outstanding, pro forma; 75,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	—	17
Additional paid-in capital(1)	68	121,513
Deficit accumulated during the development stage	(88,219)	(88,219)		(88,219)

Total stockholders’ equity (deficit)(1)	(88,151)	33,311

Total capitalization(1)	$33,322	$33,322	$

(1)

Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming the initial public offering price per share remains the same. This pro forma as adjusted information is illustrative only, and following the pricing of this offering, we will adjust this information based on the actual initial public offering price and other terms of this offering.

The table above excludes:

•	3,000,534 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2008, at a weighted average exercise price of $1.28 per share;

•	419,349 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2008, at a weighted average exercise price of $6.15 per share;

•	360,230 shares of our common stock available for future issuance as of June 30, 2008 under our existing 2002 Stock Incentive Plan and 2005 Stock Incentive Plan; and

•

2,600,000 shares of our common stock available for future issuance under our 2008 Stock Incentive Plan and 2008 Employee Stock Purchase Plan, which have been adopted and will become effective upon the completion of this offering.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the initial public offering price per share you pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of June 30, 2008 was approximately $33.3 million, or approximately $82.66 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of June 30, 2008. Our pro forma net tangible book value as of June 30, 2008 was approximately $33.3 million, or approximately $1.98 per share of common stock. Pro forma net tangible book value per share gives effect to the automatic conversion, upon the completion of this offering, of 16,428,051 shares of our redeemable convertible preferred stock outstanding as of June 30, 2008 into 16,428,051 shares of our common stock.

After giving further effect to the sale of              shares of common stock we are offering at an assumed initial public offering price of $             per share, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value would have been approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of approximately $             per share to existing stockholders and an immediate dilution of approximately $             per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2008	$82.66
Decrease per share attributable to the conversion of our outstanding redeemable convertible preferred stock	(80.68)

Pro forma net tangible book value per share as of June 30, 2008	1.98
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and would decrease (increase) dilution to investors in this offering by $             per share, assuming that the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same and that the underwriters do not exercise their over-allotment option. Depending on market conditions and other considerations at the time we price this offering, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $             million, or $             per share, and would decrease (increase) dilution to investors in this offering by $             per share, assuming the initial public offering price per share remains the same. This pro forma as adjusted information is illustrative only, and following the pricing of this offering, we will adjust this information based on the actual initial public offering price and other terms of this offering.

If the underwriters fully exercise their over-allotment option, the pro forma as adjusted net tangible book value would increase to approximately $             per share, representing an increase to existing stockholders of approximately $             per share, and there would be an immediate dilution of approximately $             per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2008, after giving effect to this offering and the pro forma adjustments described above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors.

	Shares Purchased from Us			Total Consideration to Us			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Total		100.0%			$100.0%

The above table, and the bullet points immediately below, do not give effect to any shares that our existing stockholders may purchase in this offering.

If the underwriters fully exercise their over-allotment option, the following will occur:

•

the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately     % of the total pro forma as adjusted number of shares of our common stock outstanding as of June 30, 2008; and

•

the pro forma as adjusted number of shares of our common stock held by new public investors will increase to             , or approximately     % of the total pro forma as adjusted number of shares of our common stock outstanding as of June 30, 2008.

The tables and calculations above are based on the number of shares outstanding as of June 30, 2008 and exclude:

•	3,000,534 shares of our common stock issuable upon the exercise of options outstanding as of June 30, 2008, at a weighted average exercise price of $1.28 per share;

•	419,349 shares of our common stock issuable upon the exercise of warrants outstanding as of June 30, 2008, at a weighted average exercise price of $6.15 per share;

•	360,230 shares of our common stock available for future issuance as of June 30, 2008 under our existing 2002 Stock Incentive Plan and 2005 Stock Incentive Plan; and

•

2,600,000 shares of our common stock available for future issuance under our 2008 Stock Incentive Plan and 2008 Employee Stock Purchase Plan, which have been adopted and will become effective upon the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data for each of the years ended December 31, 2005, 2006, and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005, have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the cumulative period from June 2, 1994 (inception) to June 30, 2008 and for the six months ended June 30, 2007 and 2008, and the selected consolidated balance sheet data as of June 30, 2008, have been derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments that management considers necessary for a fair statement of the consolidated financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected for any future period, and our results for the six months ended June 30, 2008 are not necessarily indicative of results to be expected for the full fiscal year. You should read this data together with information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,		Cumulative Period from June 2, 1994 (Inception) to June 30, 2008
	2003	2004	2005	2006	2007	2007	2008

						(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:

Total revenue	$566	$160	$10	$20	$1	$1	$13	$770
Costs and operating expenses
Cost of goods sold	87	330	10	8	1	1	—	435
Research and development	7,010	4,970	6,136	7,811	5,983	3,144	2,850	62,289
Sales, general and administrative	2,390	2,322	2,267	2,562	3,080	1,487	2,597	29,711

Total costs and operating expenses	9,487	7,622	8,413	10,381	9,064	4,632	5,447	92,435

Loss from operations	(8,921)	(7,462)	(8,403)	(10,361)	(9,063)	(4,631)	(5,434)	(91,665)
Other, net	65	(349)	(1,038)	1,044	632	354	353	3,759

Net loss	(8,856)	(7,811)	(9,441)	(9,317)	(8,431)	(4,277)	(5,081)	(87,906)
Accretion of redeemable convertible preferred stock	(214)	(216)	(292)	(375)	(377)	(187)	(105)	(2,145)

Net loss attributable to common stockholders	$(9,070)	$(8,027)	$(9,733)	$(9,692)	$(8,808)	$(4,464)	$(5,186)	$(90,051)

Net loss per share, basic and fully diluted(1)	$(49.41)	$(42.96)	$(51.40)	$(50.51)	$(38.55)	$(22.92)	$(16.01)

Weighted average shares of common stock outstanding, basic and fully diluted(1)	183,558	186,853	189,361	191,886	228,488	194,739	323,986

Pro forma net loss per share (unaudited), basic and fully diluted(1)					$(0.74)		$(0.31)

Pro forma weighted average shares of common stock outstanding (unaudited), basic and fully diluted(1)					11,959,097		16,752,037

(1)	See note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used in calculating our historical and pro forma net loss per share (unaudited), basic and fully diluted, and historical and pro forma weighted average common shares outstanding (unaudited), basic and fully diluted.

	As of December 31,					As of June 30, 2008
	2003	2004	2005	2006	2007
	(in thousands)					(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$974	$930	$26,054	$17,358	$8,737	$33,926
Working capital (deficit)	1,835	(4,885)	25,760	16,235	7,720	32,686
Total assets	3,979	2,331	26,468	17,854	9,494	34,874
Long–term obligations, less current portion	—	—	—	—	—	11
Redeemable convertible preferred stock	51,001	51,217	90,737	91,112	91,488	121,462
Deficit accumulated during the development stage	(48,101)	(55,192)	(65,353)	(74,670)	(83,138)	(88,219)
Total stockholders’ deficit	(48,401)	(55,554)	(64,750)	(74,438)	(83,137)	(88,151)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical device company focused on developing and commercializing therapies to treat ischemic, or oxygen deprived, tissue. Our initial focus is to use our SSO2 Therapy System to reduce the amount of dead heart muscle that can occur in patients who suffer an AMI.

We were originally incorporated in Michigan in 1994 and reincorporated in Delaware in 1995. Since inception, we have devoted substantially all of our resources to developing our SSO2 Therapy System. From 1994 to 1999, we conducted numerous bench and animal tests in preparation for FDA submissions. In 1999, we obtained an investigational device exemption, or IDE, from the FDA to conduct human studies. The first two studies occurred from 1999 through 2001 and led to the AMIHOT I study, which was completed in April 2004. The AMIHOT I study was a multi-center study that involved 269 patients and evaluated both inferior, or right ventricular, and anterior, or left ventricular, STEMI-classified heart attack patients whose successful PCI was initiated within 24 hours of symptom onset. Based on the results of the AMIHOT I study, we initiated the AMIHOT II trial in September 2005 to test the superiority of our SSO2 Therapy as compared to PCI alone. AMIHOT II was a 21-center clinical trial involving 301 patients who suffered anterior heart attacks classified as STEMI whose successful PCI was initiated within six hours of symptom onset. Our PMA application was accepted for filing by the FDA, effective March 20, 2008, and is currently under review. We have received expedited review and, barring unforeseen circumstances, expect the FDA to schedule a meeting of the Circulatory Systems Device Advisory Panel in late 2008 in order to make a recommendation to the FDA, although the meeting could be later.

If we obtain FDA approval, we intend to file a PMA supplement and, if we obtain approval of this supplement, to market our next generation SSO2 Therapy System in the United States through a direct sales force with support from field clinical specialists. We currently rely on third parties to manufacture most of our products and their components.

As of June 2008, we had a deficit accumulated during the development stage of $88.2 million. Since our inception, we have been unprofitable. We incurred net losses of $9.3 million in 2006, $8.4 million in 2007, and $5.1 million for the six months ended June 30, 2008. We expect our losses to continue and to increase as we invest in our sales and marketing infrastructure in preparation for commercialization of our SSO2 Therapy System, as well as continued research and development. To date, we have financed our operations primarily through the private placement of equity securities. We believe the net proceeds of this offering, together with existing cash and cash equivalents, will be sufficient to fund our ongoing capital needs for at least the next 24 months, barring unforeseen circumstances.

Financial Operations

Revenue

We are a development stage company, and we do not have approved products for sale in the United States. We have generated approximately $770,000 in aggregate revenue during the cumulative period from June 2, 1994, the date of our inception, through June 30, 2008, consisting of research grant funding of $616,000, sales of our SSO2 Therapy System to European distributors of $133,000 and licensing fees and other revenue of $21,000.

Upon commercialization, we intend to sell or lease our SSO2 Control System for a price that is comparable to, or lower than, its cost to manufacture in order to decrease the barriers to acquisition by cath labs in hospitals. We intend to sell or lease our SSO2 Control System with a one-year warranty and offer service contracts and fee-for-service options to our customers upon expiration of the warranty.

Our SSO2 Cartridge is a single-use, disposable product which we plan to sell to the hospital and that we expect will be the source of most of our revenues.

Cost of Goods Sold

Upon the initial commercialization of our SSO2 Therapy System, we intend to sell or lease our SSO2 Control System for a price that is comparable to or lower than its cost to manufacture, test, deliver and install. Upon the initial commercialization of our SSO2 Control System, we expect to generate a loss from our service contracts, but anticipate that we will generate a modest gross margin in later years as our fixed costs are spread over a greater number of customers.

We expect to achieve high gross margins on the sale of our SSO2 Cartridge due to its single-use nature, the clinical value of our SSO2 Therapy and the acceptance by customers of a variable cost based on use. We expect gross margins for our SSO2 Cartridge to improve significantly in the second and third years after introduction, based on a reduction in the cost per SSO2 Cartridge as volumes increase.

Research and Development

Research and development expense consists primarily of the cost of product design and development, pre-clinical trials, clinical trials and regulatory activities, as well as the cost of manufacturing products for testing, pre-clinical work and human clinical trials. Research and development expense includes employee compensation, including stock-based compensation, as well as supplies and materials, product evaluation and testing, consulting expenses, travel and business expenses and facility costs, including rent and utilities and licensing fees. We incurred significant expenses to operate our clinical trials, including trial design and development, clinical site reimbursement, enrollee insurance, data gathering and management, clinical presentation support and business and travel expenses. The cost of products used in our clinical trials is also a significant research and development expense. From our inception through June 30, 2008, we incurred $62.3 million in research and development expense. We expect our research and development expenditures to increase as we continue to devote significant resources to continued innovation and improvement to our products, post-market surveillance, development of new indications for use and sponsorship of new clinical studies for new indications.

Sales, General and Administrative

Sales, general and administrative expense consists primarily of compensation for executive, finance, administrative and marketing personnel, including stock-based compensation. Other sales, general and administrative expenses include consulting fees, legal fees principally associated with our efforts to obtain and maintain protection for intellectual property related to our products and methods, audit fees and the cost of facilities, including rent and utilities. From our inception through June 30, 2008, we incurred $29.7 million in sales, general and administrative expense.

We expect our sales, general and administrative expenses to increase significantly following this offering as we implement the infrastructure necessary to commercialize our products and operate as a public company.

Interest and Other Income (Expense)

Interest and other income (expense) consists of interest earned on cash, cash equivalents and investments, interest expense, forgiveness of shareholder notes receivable and gain or loss on disposal of capital assets.

Results of Operations

Comparison of the Six Months Ended June 30, 2007 and 2008 (Unaudited)

Revenue.    We are a development stage company, and we do not have approved products for sale in the United States. As a result, we did not generate revenue from sales of our SSO2 Therapy System for the six months ended June 30, 2007 or June 30, 2008. We did generate nominal revenue for the six months ended June 30, 2007 and June 30, 2008 from licensing and other revenue.

Research and Development.    Research and development expenses decreased from $3.1 million in the six months ended June 30, 2007 to $2.8 million in the six months ended June 30, 2008. The $294,000 decrease in expenses in 2008 as compared to 2007 resulted primarily from the reduction in clinical study expenses of $597,000 due to the conclusion of the AMIHOT II trial in June 2007, partially offset by an increase of $228,000 in employee-related expenses related to accruals associated with a performance-based executive bonus program, an increase in recorded stock-based compensation and merit pay increases for employees and $53,000 in outside services.

Sales, General and Administrative.    Sales, general and administrative expenses increased from $1.5 million in the six months ended June 30, 2007 to $2.6 million in the six months ended June 30, 2008. The $1.1 million increase resulted primarily from an increase in employee-related expenses of $429,000, consisting primarily of accruals associated with a performance-based executive bonus program, the hiring of a senior executive, an increase in stock-based compensation recorded and merit pay increases for employees. In addition, we experienced an increase in travel and related expenses of $432,000 relating to increased education efforts for our next generation SSO2 Therapy System and an increase of $87,000 in outside services, primarily advertising services.

Interest and Other Income (Expense).    Interest and other income was $354,000 in the six months ended June 30, 2007 and decreased nominally to $353,000 in the six months ended June 30, 2008, caused primarily by a reduction in interest rates, offset by the expense incurred with the forgiveness of stockholders’ notes receivable in the six months ended June 30, 2007.

Provision for Income Taxes.    We incurred net losses of $4.3 million in the six months ended June 30, 2007 and $5.1 million in the six months ended June 30, 2008, and, accordingly, we did not record a provision for income taxes for these periods. Because of the uncertainties surrounding the utilization of deferred tax assets through the realization of future taxable income, we have provided a valuation allowance to reduce our net deferred taxes to $0 and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets.

Comparison of the Years Ended December 31, 2006 and 2007

Revenue.    We are a development stage company, and we do not have approved products for sale in the United States. For the years ended December 31, 2006 and 2007, we generated nominal revenue from the sale of our SSO2 Cartridges and our SSO2 Catheters to a European distributor.

Research and Development.    Research and development expenses decreased from $7.8 million in 2006 to $6.0 million in 2007. The $1.8 million decrease primarily resulted from a reduction in clinical study expenses of $587,000 and a reduction of consulting fees of $923,000, together with a reduction in supply expenses of $385,000. These decreases resulted from the conclusion of the AMIHOT II trial in June 2007.

Sales, General and Administrative.    Sales, general and administrative expenses increased from $2.6 million in 2006 to $3.1 million in 2007. The $518,000 increase in 2007 as compared to 2006 resulted from an increase in consulting fees of $253,000, primarily relating to education efforts, an increase in employee-related expenses of $100,000, due to the hiring of new employees and an increase in professional fees of $98,000 relating to work associated with intellectual property and patents.

Interest and Other Income (Expense).    Interest and other income was $1.0 million in 2006 and decreased to $633,000 in 2007. The decrease of $410,000 primarily resulted from the reduction in interest income earned as short-term securities held for investment were liquidated and converted to cash used for operations.

Provision for Income Taxes.    We incurred net losses of $9.3 million in 2006 and $8.4 million 2007, and, accordingly, we did not record a provision for income taxes for these periods. Because of the uncertainties surrounding the utilization of deferred tax assets through the realization of future taxable income, we have provided a valuation allowance to reduce our net deferred taxes to $0 and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets.

Comparison of the Years Ended December 31, 2005 and 2006

Revenues.    We are a development stage company, and we do not have approved products for sale in the United States. For the years ended December 31, 2005 and 2006, we generated nominal revenue from the sale of our SSO2 Cartridges and our SSO2 Catheters to a European distributor.

Research and Development.    Research and development expenses increased from $6.1 million in 2005, to $7.8 million in 2006. The increase of $1.7 million in expenses in 2006 as compared to 2005 primarily resulted from an increase in clinical study costs of $1.3 million and an increase in consulting fees of $682,000 associated with development of our next generation SSO2 Control System.

Sales, General and Administrative.    Sales, general and administrative expenses increased from $2.3 million in 2005, to $2.6 million in 2006. The increase of $296,000 in sales, general and administrative expenses in 2006 as compared to 2005 primarily resulted from an increase in consulting fees of $118,000, an increase in facility costs of $86,000 and an increase in travel and meeting expenditures of $52,000.

Interest and Other Income (Expense).    Interest and other income (expense) increased from $1.0 million in expense in 2005 to $1.0 million in income in 2006. The increase of $2.0 million from 2005 as compared to 2006 resulted from the reduction in interest expense of $1.4 million, the receipt of interest income of $520,000 and the decrease in other expenses of $143,000. The decrease in interest expense resulted from the conversion of all of our outstanding secured convertible notes payable into redeemable convertible preferred stock in July 2005. The increase in interest income resulted from higher cash balances available throughout the period resulting from the issuance of our Series I redeemable convertible preferred stock in July 2005.

Provision for Income Taxes.    We incurred net losses of $9.4 million in 2005 and $9.3 million 2006, and, accordingly, we did not record a provision for income taxes for these periods. Because of the uncertainties surrounding the utilization of deferred tax assets through the realization of future taxable income, we have provided a valuation allowance to reduce our net deferred taxes to $0 and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception in June 1994, we have incurred significant losses, and, as of June 30, 2008, we had a deficit accumulated during the development stage of $88.2 million. Because we are a development stage company, we are unable to accurately predict our future performance. We anticipate that research and development, sales and marketing and general and administrative expenses will significantly increase as we move from the development stage into the commercialization phase. As a result, we will need to generate significant revenue before achieving profitability. To date, operations have been funded primarily from ten private placements of redeemable convertible preferred stock. Gross proceeds from redeemable convertible preferred stock sales totaled $122.8 million through June 2008.

As of June 30, 2008, we did not have any outstanding or available financing arrangements. We had working capital of $32.7 million, including $33.9 million in cash, cash equivalents and short-term investments, as of that date.

We currently invest our cash and cash equivalents in FDIC-insured certificates of deposit and money market funds. Funds held for short-term investment are primarily invested in U.S. Government Treasuries and U.S. Government money market funds.

Cash, cash equivalents and short-term investments increased from $8.7 million at December 31, 2007 to $33.9 million at June 30, 2008. The increase of $25.2 million resulted from the receipt of net proceeds from the issuance of redeemable convertible preferred stock of $29.9 million, reduced by cash used in operating activities of $4.7 million.

Cash, cash equivalents and short-term investments decreased from $17.4 million as of December 31, 2006 to $8.7 million as of December 31, 2007. The decrease of approximately $8.7 million was primarily the result of cash used in operating activities of $8.6 million, the purchase of property and equipment of $284,000, which was partially offset by proceeds of $82,000 received from the issuance of common stock upon the exercise of options.

Cash, cash equivalents and short-term investments decreased from $26.1 million as of December 31, 2005 to $17.4 million as of December 31, 2006. The decrease of $8.7 million was primarily the result of cash used in operating activities of $8.4 million and the purchase of property and equipment of $351,000.

Cash Flows

Net Cash Used in Operating Activities.    Net cash used in operating activities was $4.7 million in the six months ended June 30, 2008. Net cash used in operating activities was $8.6 million in 2007, $8.4 million in 2006 and $7.0 million in 2005. For each of these periods, net cash used in operating activities was primarily attributable to net operating losses after adjustment for non-cash items, such as depreciation and amortization, provision for excess and obsolete inventory, amortization of discount on convertible notes, forgiveness of notes receivable from stockholders and fluctuations in working capital requirements necessary to support research and development, clinical trials and administration.

Net Cash Provided by (Used in) Investing Activities.    Net cash used by investing activities in the six months ended June 30, 2008 was $26.9 million, reflecting the purchase of interest-bearing securities and investing net cash proceeds from the issuance of our Series J redeemable convertible preferred stock. Net cash provided by investing activities was $3.8 million in 2007 and $8.3 million in 2006, resulting primarily from the sale of interest-bearing securities, reduced by the re-purchase of interest-bearing securities. Net cash used by investing activities in 2005 was $12.5 million, reflecting the purchase of interest-bearing securities and investing the net cash proceeds from the issuance of our Series I redeemable convertible preferred stock. For each of these periods, net cash provided by or used in investing activities also reflected the purchase of property and equipment, primarily for research and development, information technology, limited manufacturing and capital improvements to leased facilities and purchases and sales of short-term investments.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities in the six months ended June 30, 2008 was $29.9 million. This represents the net proceeds from the issuance of our Series J redeemable convertible preferred stock in January and February 2008. There was no significant net cash provided by financing activities for the years ended December 31, 2007 and 2006. Net cash provided by financing activities in 2005 was $32.2 million, which primarily consisted of the net proceeds from the issuance of redeemable convertible preferred stock of $29.1 million and net proceeds from the issuance of secured convertible notes of $3.0 million.

Operating Capital and Capital Expenditure Requirements

To date, we have not generated any significant revenues or achieved profitability, and we anticipate that we will continue to incur net losses for the next several years. We believe the net proceeds of this offering, together with existing cash and cash equivalents, will be sufficient to fund our ongoing capital needs for at least the next 24 months, barring unforeseen circumstances. We may need to obtain additional financing to achieve the goals of our business plan, to respond to new competition or to take advantage of opportunities that may arise. We believe that our future cash flow needs will depend on many factors, including the following:

•

whether the FDA will require us to conduct additional clinical trials or other studies or analyses before scheduling a meeting with the Circulatory Systems Device Advisory Panel or approving our pending PMA application;

•	how quickly, if at all, we are able to obtain FDA approval of our planned PMA supplement relating to our next generation SSO2 Therapy System;

•	how quickly and cost-effectively we are able, if at all, to build the necessary infrastructure to commercially launch our SSO2 Therapy System if we obtain FDA approval;

•	the cost and time required to penetrate the market and obtain physician, third-party reimbursement and customer acceptance of our SSO2 Therapy, if at all;

•	the time it takes us to establish significant revenues from product sales;

•	the cost of our research and development activities, including the scope, rate of progress and cost of any additional clinical trials or studies we undertake; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We may seek to raise additional funding in the future through the sale of equity or debt securities. The sale of additional equity or convertible securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt instruments, these instruments could have rights senior to those associated with our common stock and could contain covenants that restrict our operations. Future additional financing may not be available in amounts or on terms acceptable to us. If we are unable to obtain any required financing, we may be required to reduce the scope of our planned product and marketing efforts.

Contractual Obligations

The contractual obligations presented in the table below represent our estimates of future payments under fixed contractual obligations and commitments at December 31, 2007. Changes in our business needs or interest rates, as well as actions by third parties and other factors, may cause these estimates to change. Because these estimates are complex and necessarily subjective, our actual payments in future periods are likely to vary from those presented in the table. The following table sets forth information relating to our contractual obligations at December 31, 2007:

	Payments Due by Year
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in thousands)
Operating Lease Obligations(1)	$1,977	$387	$1,256	$334	$—
Purchase Obligations(2)	435	435	—	—	—
Other Long Term Liabilities(3)	817	105	205	307	200

	$3,229	$927	$1,461	$641	$200

(1)	We rent office space under an operating lease which expires in 2012.

(2)	Commitment to purchase certain proprietary inventory.

(3)	Amounts represent minimum royalty payments pursuant to licensing agreements, a fixed annual licensing fee of $25,000, both of which we expect to continue indefinitely unless canceled by us and payment under employment and compensation agreements with one of our executive officers. Excludes royalty payments based on future sales volume as the amounts, timing and the likelihood of any such payments are not known.

Related Party Transactions

For a description of our related party transactions, see the section entitled “Certain Relationships and Related Party Transactions” elsewhere in this prospectus.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities as defined in Item 303(a)(4) of Regulation S-K.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates.

We believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include the valuation allowance for deferred tax assets and the value of our stock. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Our cash and cash equivalents are maintained at two financial institutions in the United States and in countries where subsidiaries operate. Deposits held with these financial institutions may, from time to time, exceed the amount of insurance provided on such deposits.

Investments

We evaluate our investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, Accounting for Certain Investments in Debt and Equity Securities, and have determined that all investments should be classified as available-for-sale as of December 31, 2006 and June 30, 2008. Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value. The unrealized gains and losses on available-for-sale securities are reported as a part of comprehensive loss until realized. Realized gains and losses are included in interest income and are computed using the specific identification method.

Revenue Recognition

We recognize product revenues upon shipment, provided that, at the time of shipment, there is evidence of contractual arrangement with the customer, title has transferred, the fee is fixed and determinable, collection of the resulting receivable is reasonably assured and there are no significant remaining obligations. Shipping and handling costs billed to customers are recorded in revenue and the costs associated with this revenue are recorded in cost of goods sold.

We have received certain government grants that support our research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenues associated with these grants are recognized as costs under each grant are incurred.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Redeemable Convertible Preferred Stock

We account for our redeemable convertible preferred stock under the requirements of Accounting Series Release No. 268, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The carrying value of the redeemable convertible preferred stock is increased by periodic accretions, using the effective interest method, so that the carrying amount will equal the redemption amount in January 2014, the date that redemption first becomes available. These increases were affected through charges against retained earnings to the extent available, additional paid-in capital to the extent available, then against the deficit accumulated during the development stage.

Stock-Based Compensation

Through December 31, 2005, we accounted for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, Financial Accounting Standards Board, and related interpretations. In accordance with APB No. 25, stock-based compensation was calculated using the intrinsic value method and represented the difference between the deemed per share fair value of our common stock and the per share exercise price of the stock option. Based on this method, we did not incur any compensation expense under APB No. 25. For periods prior to January 1, 2006, we complied with the disclosure-only provisions of SFAS 123. Effective January 1, 2006, we adopted SFAS 123(R) using the prospective transition method, which requires the measurement and recognition of compensation expense for all share-based payment awards granted to our employees and directors after January 1, 2006. The fair value of stock options was estimated using a Black-Scholes option pricing model. This model requires the input of subjective assumptions in implementing SFAS 123(R), including expected stock price volatility, expected life and estimated forfeitures of each award. The fair value of equity-based awards is amortized over the vesting period of the award, and we have elected to use the straight-line method of amortization. Due to the limited amount of historical data available to us, particularly with respect to stock-price volatility, employee exercise patterns and forfeitures, actual results could differ materially from our expectations.

We have granted stock options with exercise prices ranging from $0.41 to $2.04 per share during the 18-month period ended June 30, 2008. In determining the fair value of the common stock at the time of the stock option grants, our board of directors, with the assistance of management and (for grants occurring subsequent to September 2007) Strategic Equity Group, Inc., or SEG, an unrelated third-party valuation firm, performed contemporaneous fair value analyses for the value of our common stock at the time of such stock option grants. Determining the fair value of our common stock required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Given the absence of an active market for our common stock, uncertainty of the results of our AMIHOT II trial and the need to raise additional private equity capital in early 2008, our board of directors, with input from management, determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	the price at which we last issued redeemable convertible preferred stock in mid-2005 and the rights and privileges associated with those and previously issued preferred stock;

•	the illiquidity of our common stock as a private company;

•	the ongoing AMIHOT II trial, the outcome of which was unknown to us;

•	the likelihood of achieving a liquidity event for shares of common stock, such as an acquisition of us or an initial public offering; and

•	prevailing market conditions and the likelihood that a liquidity event was not possible until the regulatory approvals required to sell our product in the United States were obtained.

In January 2008, in connection with our Series J redeemable convertible preferred stock financing and in anticipation of issuing stock options to executive officers and employees after the closing of our Series J redeemable convertible preferred stock financing, we engaged SEG to assist us in determining the fair value of our common stock as of January 30, 2008, the date of the first closing of our Series J redeemable convertible preferred stock financing. In addition to the January 30, 2008 valuation, SEG performed a retrospective valuation as of October 15, 2007, a valuation as of April 14, 2008 in anticipation of making stock option grants to our board of directors and as of June 30, 2008 in anticipation of making stock option grants to newly hired employees in early July 2008.

We did not and do not have any program, plan or obligation that requires us to grant equity compensation on specified dates, and because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

All equity awards to our employees, including executive officers, directors and consultants have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the date of grant. Equity awards for consultants and members of our board of directors were then periodically marked to market as determined by our board of directors or SEG.

In April 2008, as a result of a retrospective valuation performed by SEG as of October 15, 2007, we amended a stock option award to purchase an aggregate of 178,590 shares of our common stock granted on October 15, 2007 to a named executive officer to increase the exercise price of such option from $0.41 per share to $0.58 per share. Because there was a difference between SEG’s valuation of our common stock as of January 30, 2008 in connection with our Series J redeemable convertible preferred stock financing and our board of directors’ valuation as of October 15, 2007, we retained SEG to perform this retrospective valuation. The exercise price of these options was increased to limit the potential adverse tax consequences that may apply to these stock options under Section 409A of the Code, and the proposed regulations issued by the Internal Revenue Service, or IRS. To induce the holder of this option to increase the exercise price of such option, we agreed to pay the holder of this option cash payments equal to the difference between the original exercise price per share and the new exercise price per share, multiplied by the total number of shares subject to the option. We agreed to pay this amount, which is approximately $30,000 in the aggregate, over the period from January 2009 through October 2011, subject to the officer’s continued employment with us or in certain instances upon a change in control. We do not expect that the payments to be made to the officer for agreeing to increase the exercise price of these stock options will have any impact on current or future executive compensation decisions, plans or structures. These periodic payments are intended to offset the decreased incremental value of the options as a result of the higher exercise price. These payments will be ordinary income to the recipient, and individual income taxes due on such payment will be paid by the recipient. We are not obligated to pay any tax gross up to cover the increased taxes to the officer as the payments are made.

The following table summarizes information for all stock options granted by us during the 18 months ended June 30, 2008.

Date of Grant	No. of Option Shares	Exercise Price	Estimated Reassessed Fair Value	Intrinsic Value Per Share
May 4, 2007	4,250	$0.41	$—	$—
October 15, 2007	178,590	0.58	0.57	(0.01)
January 15, 2008	60,000	0.64	—	—
March 21, 2008	755,244	1.93	—	—
May 1, 2008	255,000	2.04	—	—

We granted options for 4,250 shares of common stock on May 4, 2007 and options for 178,590 shares of common stock on October 15, 2007 to an employee and a newly hired executive officer, respectively. On January 15, 2008, we granted options for 60,000 shares of common stock to physician consultants and a newly hired employee. On March 21, 2008, we granted options for 755,244 shares of common stock to employees and executive officers, and on May 1, 2008, we granted options for 255,000 shares of common stock to our directors. We granted no options from December 2006 through May 3, 2007. The exercise price for each of these granted options was set at a price which our board of directors or SEG determined to be the fair value of our common stock at the time of grant. Certain of the reasons why the estimated fair value of our common stock increased from $0.41 per share as of January 1, 2007 to $2.04 per share as of May 1, 2008 follow.

From our inception in 1994 through April 2004, we were engaged in developing our SSO2 Therapy System, including our SSO2 Control System, our disposable SSO2 Cartridge and our SSO2 Catheter and sponsoring and supporting feasibility studies to determine the effectiveness and safety of our SSO2 Therapy. From September 2005 to June 2007, we were conducting our AMIHOT II trial, and participating hospitals were enrolling and treating SSO2 Therapy patients and control patients. Since the AMIHOT II trial used an independent third party to manage the study, the trial results and trends were blinded from us, and we had no information as to whether the trial results would meet the effectiveness endpoints specified in the trial design. From June 2007 to almost the end of October 2007, we were analyzing the data from the AMIHOT II trial to determine whether we met our safety and effectiveness endpoints, which took considerable time and analysis.

At the time of our option grant in October 2007, we were still in the final stages of analyzing our statistical results and preparing a well-noted interventional cardiologist for a presentation of the AMIHOT II data for the first time at the TCT conference, assuming that we and the interventional cardiologist were satisfied that the data analysis was sufficiently complete for presentation of the results. At such time, we believed we were well over a year away from FDA approval of our product and at least 18 to 24 months away from commencing commercialization of our product, if ever. At such time, we did not change our internal goals and projections relating to our expected commercialization schedule or revenues. From November 2007 until mid-February 2008, when we submitted our clinical module to the FDA, we were continuing to compile and verify our statistical data and results associated with our AMIHOT II trial. Moreover, we recognized that we continued to operate at a loss and expected to do so for the foreseeable future. We also took into account the aggregate liquidation preference of approximately $95 million on our redeemable convertible preferred stock outstanding and that any sale of us would need to exceed that amount before holders of common stock would receive any benefit in such sale. Finally, we understood that we would need to raise additional private equity financing in order to fund our business through submission of our PMA application to the FDA and ultimate approval by the FDA, all of which could take 12 months or longer. As a result of these considerations, our board of directors determined that the fair value of our common stock was $0.41 per share. As a result of a retrospective analysis by SEG, the fair value of our common stock was increased to $0.57 per share as of that date.

During November 2007 through January 2008, we were also in the process of raising additional private equity financing in order to complete the submission of our AMIHOT II clinical results and to continue funding our business until planned FDA approval of our SSO2 Therapy and through the early stages of commercialization of our product in the United States. We met with potential investors throughout the United States, as well as with our existing investors, to inform them about our SSO2 Therapy and the results of our AMIHOT II trial. On December 19, 2007, we signed a term sheet with DAG Ventures as the lead investor for our Series J redeemable convertible preferred stock financing. We engaged SEG to perform a valuation of our common stock as of the date of the first closing of our Series J redeemable convertible preferred stock closing, January 30, 2008. At the time of our stock option grants in March 2008, the value of our common stock increased as we raised $30.0 million in our Series J redeemable convertible preferred stock financing. Without this financing, we would have had a going concern issue due to the lack of cash to complete the process through planned FDA approval. In addition, at this point, we had completed the final analysis of the statistical data, were confident of our data analysis and were completing the submission of our clinical module to the FDA. We ultimately submitted this clinical module to the FDA in mid-February 2008. However, SEG recognized that we continued to operate at a loss and expected to do so for the foreseeable future. SEG also took into account the aggregate liquidation preference on our redeemable convertible preferred stock outstanding at that time and that the selling price for any sale of us would need to exceed that amount before holders of our common stock would receive any benefit in such sale. Finally, SEG understood that we would need to raise substantial additional equity financing at least once in order to fund the planned commercialization of our product before we could reach planned profitability. As a result, SEG determined that the fair value of our common stock was $1.93 per share as of January 30, 2008.

By the time of our grant of stock options in May 2008, we had received on April 14, 2008 a letter from the FDA that the Center for Devices and Radiological Health, or CDRH, had completed its initial review of our PMA application, dating the acceptance back to March 20, 2008. While the CDRH letter does not imply an in-depth evaluation of the safety and effectiveness of our SSO2 technology or any indication or decision about the approvability of the PMA application, it does represent a decision by CDRH that the application is sufficiently complete to begin the substantive review process by the FDA. In addition, in that letter, the CDRH granted us expedited review, which means that resource priority is given to the review of our PMA application. However, expedited review does not guarantee any specific timeline or approval of our SSO2 Therapy. SEG performed another valuation of our common stock as of April 14, 2008, understanding that we had reached a milestone with the FDA with the acceptance of our PMA application and the grant of expedited review. However, our fundamental business model assumptions and liquidation preferences of our redeemable convertible preferred stock had not changed at this point in time. As a result of these considerations and others, SEG determined that the fair value of our common stock was $2.04 per share on that date.

In mid-June 2008, we selected investment bankers in anticipation of raising equity capital in an initial public offering, or IPO. However, the public equity markets have continued to deteriorate significantly and our fundamental business model assumptions and liquidation preferences of our redeemable convertible preferred stock have not changed. As a result of these considerations, SEG determined that the fair value of our common stock was $2.96 per share as of June 30, 2008.

Recent Accounting Pronouncements

Effective January 1, 2008, we adopted SFAS No. 157, Fair Value Measurements. In February 2008, the FASB issued FASB Staff Position No. FASB 157-2, Effective Date of FASB Statement No. 157, which provides a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value. The adoption of SFAS 157 had no impact on our consolidated financial statements. We are currently evaluating the impact of adopting the provisions of FSP 157-2.

As of January 1, 2008, we have adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealized gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The adoption of SFAS 159 had no impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Accounting and Reporting of Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling, or minority, interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We have not yet determined the effect, if any, that the adoption of SFAS No. 141(R) and SFAS No. 160 will have on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash, FDIC-insured money market and certificate of deposit accounts and U.S. government securities. Our cash and cash equivalents as of June 30, 2008 included liquid money market accounts. Due to the short-term nature of our investments, we believe that there is no material exposure to interest rate risk.

BUSINESS

Overview

We are a medical device company focused on developing and commercializing therapies to treat ischemic, or oxygen deprived, tissue. We are focused initially on developing our TherOx SuperSaturated Oxygen, or SSO2, Therapy System to reduce the amount of dead heart muscle that can occur in patients who suffer an anterior acute myocardial infarction, or AMI, commonly referred to as a heart attack. A heart attack is typically caused when blood flow and oxygen to the heart is occluded, meaning blocked or reduced. If blood flow and oxygen are not quickly restored, then irreversible damage to the heart muscle, or infarction, will occur. Our proprietary SSO2 Therapy System is designed to withdraw a small amount of a patient’s blood, mix it with superoxygenated saline and then deliver this superoxygenated blood into the patient’s coronary artery proximal to oxygen-deprived tissue. Our system has three principal components: a transportable control system, referred to as the SSO2 Control System, equipped with the necessary software for commencing, monitoring and terminating the procedure; a disposable cartridge in which the superoxygenated saline is produced and mixed with the patient’s blood, referred to as the SSO2 Cartridge; and a single-use delivery catheter, referred to as the SSO2 Catheter. We believe that, based on our clinical trial results, we are positioned to be the first company with a therapy to reduce heart muscle infarction size following a heart attack since the introduction of stents approximately ten years ago. In addition, we believe that there are potential applications for our technology related to other oxygen-deprived tissues.

Our SSO2 Therapy is designed to be complementary to the standard of care, percutaneous coronary intervention, or PCI, which generally consists of balloon angioplasty and stenting. Our therapy is initiated immediately following PCI by the interventional cardiologist in the cardiac catheterization lab, or cath lab, using the same guide wire and other arterial access components used in PCI. Once commenced, our therapy runs for approximately 90 minutes with minimal clinical intervention. We believe that the local delivery of superoxygenated blood, which has five to seven times the normal concentration of oxygen, addresses an unmet clinical need of reducing infarct size following PCI.

We have conducted two randomized, multi-center pivotal clinical trials involving 570 patients to evaluate our SSO2 Therapy System. We refer to these trials as AMIHOT I and AMIHOT II. The AMIHOT II trial was designed to assess the superiority of SSO2 Therapy over the standard of care for anterior, STEMI-classified heart attack patients whose successful PCI was initiated within six hours of symptom onset. In this trial, SSO2 Therapy was proven superior to the control group, providing a 26% relative reduction in infarct size. A reduction in infarct size has been correlated with a reduction in patient mortality in published clinical studies independent of our SSO2 Therapy. The AMIHOT II clinical results were first presented in October 2007 at the Transcatheter Cardiovascular Therapeutics, or TCT, conference.

We submitted a Premarket Approval, or PMA, application to the FDA, and the FDA has completed an initial review of our application. We are in the process of responding to comments from the FDA regarding this application. Once the FDA has completed its review of our responses and any further submissions that the FDA may require, a meeting of the Circulatory Systems Device Advisory Panel, or CSDA Panel, can be scheduled. We believe a panel meeting may occur in late 2008, but it could be later. At the meeting, the CSDA Panel will review and evaluate the data regarding the safety and effectiveness of our therapy and our system in order to make a recommendation to the FDA. After reviewing the CSDA Panel’s recommendation, and further evaluation, the FDA will act on our application, typically within three to six months. Generally, the FDA follows the CSDA Panel’s recommendation. Shortly following an approval of our initial PMA application, we intend to apply for a supplement to our existing PMA relating to improvements we are making to our SSO2 Therapy System. If we obtain FDA approval of this next generation of our product, we plan to immediately launch the commercialization of this next generation of our product in the United States.

Our SSO2 Therapy System is based on our intellectual property and licenses with respect to supersaturating liquids with a gas. Our innovative technology dissolves a high concentration of oxygen into saline to create our superoxygenated saline solution, and mixes the solution with the patient’s blood to supersaturated levels. Supersaturated solutions have a tendency to bubble in the absence of careful control of several product characteristics, and gas bubbles are undesirable clinically. To ensure bubble-free delivery, our SSO2 Therapy System has well-controlled surface characteristics, flow rates and pressure profiles that inhibit bubble formation, and is equipped with a micro-bubble detector to ensure that no clinically significant bubbles are passed to the patient during therapy initiation or delivery.

There have been a number of pharmaceutical and medical device companies that have conducted trials to evaluate products designed to reduce infarct size following a heart attack. We believe that we have developed the first therapy to demonstrate a statistically and clinically significant reduction in infarct size since the introduction of stents approximately ten years ago. We believe we have developed a significant intellectual property position relating to the key aspects of our therapy, including the creation and delivery of liquids supersaturated with oxygen, systems for combining blood with liquids supersaturated with oxygen and extracorporeal, or outside the body, blood oxygenation. We believe our intellectual property and proprietary knowledge will provide a competitive advantage.

Industry Background

Overview of Acute Myocardial Infarctions (Heart Attacks)

An AMI is a medical emergency that occurs when blood flow to heart muscle is blocked. AMIs are a leading cause of death in both men and women in the United States, and the costs associated with it have a significant impact on the healthcare system. Approximately 1.2 million Americans suffer a heart attack each year, resulting in approximately $31 billion of hospital charges in the United States in 2005.

The heart requires a constant supply of oxygen-rich blood carried by three large blood vessels, called coronary arteries. The coronary arteries, in turn, feed a network of microscopic blood vessels, called capillaries. The capillaries deliver blood to heart muscle. When a coronary artery becomes blocked, the capillaries cannot supply sufficient blood to the heart muscle. In this stressed condition, the heart muscle undergoes a cascade of localized biochemical events that lead to the deprivation of an adequate supply of oxygen, called ischemia. Ischemia results in constriction of the capillaries, which further impairs delivery of blood to the heart muscle. If the ischemic area is left untreated, heart muscle will infarct, or die. The process by which ischemic muscle becomes infarcted is time-dependent, and because of this, quickly restoring blood flow through the coronary arteries and capillaries is critical to limiting infarct size.

The most severe heart attacks are located in the left ventricular, or anterior, portion of the heart. The heart has two pumping chambers: the left ventricle, which pumps blood to the brain, the vital organs and the rest of the body, and the right ventricle, which pumps blood to the lungs. To provide the pressure needed to pump blood throughout the body, the left ventricle is approximately two-thirds of the total heart mass. Consequently, a heart attack affecting the left ventricle tends to be the largest of heart attacks. Another indicator of a serious heart attack is electrical variability in the heart, called STEMI for ST-Elevated Myocardial Infarction.

The Correlation Between Infarct Size and Clinical Outcomes

Three published studies have demonstrated an association between infarct size and patient mortality. Infarct size is expressed as a percentage of the heart muscle. For example, an anterior 25% infarct means that one-quarter of the left ventricle of the heart has died. The largest of the three studies, the Collaborative Organization for RheothRX Evaluation, or CORE, trial, involved 1,164 patients. The results of the study indicate that an absolute reduction in infarct size of five percentage points correlates to an approximate 17.6% improvement in mortality after six months. Accordingly, a therapy that reduces infarct size caused by heart attacks should reduce patient mortality and improve clinical outcomes.

The Current Standard of Care for Heart Attack Patients

Current treatment for heart attack patients focuses on the following three primary goals:

•

Transport Patients to Coronary Care Centers.    In major metropolitan areas in the United States, a patient experiencing heart attack symptoms is assessed in the ambulance and is often transported directly to the nearest hospital with a cath lab.

•

Stabilize the Patient.    Stabilization occurs in the ambulance or upon arrival at the hospital, and may involve providing the patient with nasal oxygen, sedatives and vessel-dilators to control chest pain. Physicians may also provide patients with clot-busting drugs to attempt to restore arterial blood flow. However, these measures are often inadequate, particularly in the case of a severe heart attack with highly restricted blood flow.

•

Reestablish Blood Flow.    Once the patient is stabilized, a catheter-based intervention is typically performed to reestablish blood flow through the occluded coronary artery. The most common procedure is PCI, which is performed by an interventional cardiologist in the cath lab. PCI generally includes balloon angioplasty and stenting. In balloon angioplasty, a small catheter with a balloon at its tip is introduced through the femoral artery, advanced over a pre-positioned guide wire and inflated and deflated several times to dilate the area of arterial blockage. Stenting is performed following angioplasty and is used to secure the opened artery and prevent re-occlusion.

Balloon angioplasty and coronary stenting, since their introduction in the 1980s and 1990s, respectively, have reduced hospital mortality rates by reestablishing blood flow in occluded coronary arteries to prevent further damage to the heart muscle and thus lower the risk of patient mortality.

Limitations of the Current Standard of Care

PCI reestablishes blood flow at the initial blockage site in the coronary artery and, since its adoption as the standard of care, has improved patient outcomes. The in-hospital mortality rate is 5.7% among those receiving PCI as compared to 14.8% among those who were eligible for, but did not receive, PCI. However, by the time PCI is initiated, the capillaries have typically already constricted, and the level of oxygen now flowing through the capillaries to the heart muscle is often not adequate to reverse the ischemia. Accordingly, we believe that there is an unmet need to reduce infarct size following PCI.

Our Solution

Our SSO2 Therapy System is designed to reduce infarct size by restoring blood and oxygen flow to the extensive network of capillaries in the heart muscle so that oxygen-rich blood can reach the ischemic muscle in patients that have experienced AMI. Our SSO2 Therapy System draws blood from the patient, produces a super-oxygenated saline, mixes the superoxygenated saline with the patient’s blood and delivers the blood with five to seven times the normal oxygen levels to the initial obstruction site using a highly automated closed circuit, extra-corporeal system. By saturating the infarcted area with blood that has high levels of dissolved oxygen, the capillaries located throughout the heart muscle are able to receive and process oxygen immediately, which prevents or reverses capillary constriction and reduces the amount of infarcted heart muscle. Our system has three principal components: a transportable control system equipped with the necessary software for commencing, monitoring and terminating the procedure; a disposable cartridge in which the superoxygenated saline is produced and is mixed with the patient’s blood; and a single-use delivery catheter. We believe each of these components has significant intellectual property rights associated with it.

Our SSO2 Therapy is initiated immediately following PCI by the interventional cardiologist in the cath lab using the same guide wire and other arterial access components used in PCI. Once commenced, our SSO2 Therapy runs for 90 minutes with minimal clinical intervention. The process of setting up the system and commencing administration takes the interventional cardiologist and staff approximately ten minutes. Our SSO2 Therapy is incorporated into the existing treatment regimen of the cath lab as an adjunctive therapy and is performed under the supervision of the interventional cardiologist. Because the procedure is an adjunctive therapy leveraging familiar techniques and concepts, our SSO2 Therapy requires minimal training.

The FDA accepted our PMA application for filing, effective March 2008, and our PMA application is currently under review. We expect that a meeting of the CSDA Panel and other experts will occur in late 2008, but it could occur later. The FDA will review the recommendation of the panel, and our application as a whole, and then either grant approval for the marketing and use of the device or therapy or deny our application. Generally, a favorable panel recommendation results in an approval of the device by the FDA, which can take another three to six months or more from the date of the panel recommendation.

We are seeking an initial FDA labeling of our therapy for use in patients experiencing anterior, STEMI-classified heart attacks whose successful PCI was initiated within six hours of symptom onset, consistent with our AMIHOT II trial design. We estimate that this represents a U.S. patient population of approximately 100,000 annually, with an annual market opportunity of approximately $350 million. We expect significant growth in the expected labeled patient population over the next few years, driven by patients increasingly being transported to cath lab-equipped hospitals that can initiate PCI within the six-hour timeframe. Our SSO2 Therapy represents a new medical treatment with no commercial experience. Accordingly, our estimates of market size and pricing may not be accurate.

Our SSO2 Therapy System is based on our intellectual property and licenses with respect to supersaturating liquids with a gas. Our innovative technology dissolves a high concentration of oxygen into saline to create our superoxygenated saline solution and then mixes the solution with the patient’s blood to supersaturated levels. Supersaturated solutions have a tendency to bubble in the absence of careful control of several product characteristics, and gas bubbles are undesirable clinically. To ensure bubble-free delivery, our SSO2 Therapy System has well-controlled surface characteristics, flow rates and pressure profiles that inhibit bubble formation, and is equipped with a micro-bubble detector to ensure that no clinically significant bubbles are passed to the patient during therapy initiation or delivery.

While we have applied our supersaturation technology initially to our SSO2 Therapy System, we believe this technology has potential applications in other therapeutic settings. We believe that our SSO 2 Therapy can be expanded over time, after additional clinical evaluation and regulatory review, for applications related to other oxygen-deprived tissue states outside of coronary artery disease. We believe that we are the only company pursuing the use of superoxygenated blood to reduce the amount of heart muscle death. We believe we have developed a significant intellectual property position relating to the key aspects of our therapy.

Our Strategy

Our goal is to become the first company to develop and successfully commercialize therapies to reduce infarct size following PCI, and broaden the applications for our technology. Key elements in our strategy include the following:

•

Obtain FDA PMA for our SSO2 Therapy for acute heart attack patients.    Today, the vast majority of our resources are devoted to the regulatory and development activities associated with obtaining our PMA. We expect that the advisory panel to the FDA will convene and provide a recommendation on our application by late 2008, but it could be later. Following the advisory panel meeting, we expect FDA action on our PMA application and our related supplement application in mid-2009, barring unforeseen circumstances.

•	Develop the commercial infrastructure to launch our product. Assuming receipt of a favorable panel recommendation, we intend to begin hiring and training sales, marketing and clinical specialists to prepare for the commercial launch of our product. As we transition from a development stage company to an operating company, we intend to augment our management team, build an operations infrastructure and invest in additional manufacturing capability.

•

Establish our SSO2 Therapy as the standard of care for acute heart attack patients.     We believe that we have compelling clinical evidence of the safety and effectiveness of our SSO2 Therapy. After approval, we intend to use this data to market our therapy to interventional cardiologists and leading hospitals in order to establish our SSO 2 Therapy as the standard of care for our patient population. AMIHOT II demonstrated that our SSO2 Therapy provided a 26% relative reduction in infarct size as compared to patients who only received PCI. We also plan to expend considerable resources to seek to secure reimbursement for our SSO2 Therapy. We intend to continue to invest in sponsoring or assisting physicians to conduct additional studies to further validate the potential benefits of SSO2 Therapy. We also plan to further focus on establishing a premier group of key opinion leaders in interventional cardiology who will adopt and champion the product.

•

Invest in research and development to continuously innovate our technology and therapy.    Since inception, we have devoted significant resources to develop and enhance our SSO2 Therapy System. We expect our research and development expenditures to increase as we continue to devote significant resources to continued innovation and improvement to our products.

•

Broaden the applications for our SSO2 Therapy.    We believe that our SSO2 Therapy can be expanded over time for applications related to other oxygen-deprived tissue states, including other procedures performed by interventional cardiologists, outside of coronary artery disease. We have conducted feasibility studies in stroke, oncology and wound healing and intend to evaluate additional potential applications, such as lower limb ischemia, renal nephropathy and cardiogenic shock.

Our Product

Components of Our SSO2 Therapy System

The three primary components of our SSO2 Therapy System are:

•

SSO2 Control System, a transportable control system that resides next to the patient, controls the blood retrieval, mixing and delivery and has a user-friendly screen display for the healthcare professional to input and monitor treatment parameters;

•

SSO2 Cartridge, a single-use, disposable cartridge that is placed in our SSO2 Control System and is used for the production of the superoxygenated saline solution and the mixing of this solution with the patient’s blood to form superoxygenated blood; and

•	SSO2 Catheter, a single-use, disposable catheter for delivery of the superoxygenated blood from the patient’s femoral artery access point to the site of the ischemic area of the heart.

SSO2 Control System.    Our SSO2 Control System includes software which manages the mixing of the oxygen, saline and blood to create superoxygenated blood and controls the rate and flow of blood to and from the patient. The SSO2 Control System regularly monitors safety parameters, such as bubble formation and blood flow continuity, and has automatic shut-off features and audible alarms. Our SSO2 Control System has a user-friendly screen display interface, which guides the healthcare professional through set-up and operation. Our SSO2 Control System is non-sterile and has no direct patient contact. Our SSO2 Control System is electrically powered and intended primarily to be stationary during use, but has handles and wheels to facilitate movement and is internally powered by a battery for operation during transport. Standard saline and oxygen are supplied by the hospital and are attached to our SSO2 Control System. The disposable SSO2 Cartridge used to produce the superoxygenated blood is secured within our SSO2 Control System.

We are developing a next generation SSO2 Therapy System that includes a lighter and more user-friendly SSO2 Control System. Our pending PMA application relates to our current generation SSO2 Therapy System used in AMIHOT I and AMIHOT II. We plan to file a PMA supplement application for our next generation control system shortly after approval of our initial PMA, if ever, and we plan to commercialize this next generation of our SSO2 Therapy System following regulatory approval.

SSO2 Cartridge.    Our SSO2 Cartridge is a sterile, single-use, disposable cartridge, weighing less than one pound, that is inserted into the SSO2 Control System. Our SSO2 Cartridge is made of injection-molded polycarbonate and contains three cylindrical chambers. Hospital-supplied sterile saline is drawn into the first chamber where it is subjected to pressurization. The saline is then sprayed into a second chamber that has been filled with hospital-supplied, medical-grade oxygen under very high pressure. The saline is sprayed into fine droplets into which the oxygen diffuses, and the highly oxygenated saline collects at the bottom of the chamber. The superoxygenated saline is then routed into the third chamber where it is combined with a small amount of the patient’s blood. This superoxygenated blood is then routed through the SSO 2 Catheter from the patient’s femoral artery to a site that is directly proximal to the previously occluded coronary artery. The SSO2 Cartridge is individually packaged and then sterilized at an outside sterilization facility and has a validated three-year shelf life.

SSO2 Catheter.    Our SSO2 Catheter is a sterile, single-use disposable catheter that is inserted through the existing PCI access site. Our SSO2 Catheter is threaded to be proximal to the previously placed stent. Accordingly, the superoxygenated blood is directed to the ischemic heart muscle proximal to the initial occlusion, where it is most needed. The SSO2 Catheter is placed in a pouch which is heat-sealed, sterilized at an outside sterilization facility, labeled and placed in a unit box with the SSO2 Cartridge. The packaged SSO2 Catheter has a validated three-year shelf life.

Using the SSO2 Therapy System

After completion of PCI, the interventional cardiologist removes the catheter used for the stenting and replaces it with the SSO2 Catheter, threading it over the existing guide wire used for the previous PCI. The process of setting up the SSO2 Control System and disposable SSO2 Cartridge, inserting the SSO2 Catheter and commencing the administration of the SSO2 Therapy takes the interventional cardiologist and staff approximately ten minutes. The therapy is initiated on the same sterile operating table in the cath lab used for PCI. The patient then rests while the SSO2 Therapy is administered for approximately 90 minutes. We believe that the amount of training required is minimal, since this catheter-based intervention is similar to the types of procedures already employed by the interventional cardiologist and cath lab staff used in PCI.

Potential Future Clinical Applications of SSO2 Therapy

We believe that our technology can superoxygenate any liquid. Our first application involves superoxygenating blood extracorporealy to treat ischemic heart muscle. We believe that our SSO2 Therapy can be expanded over time for applications related to other oxygen-deprived tissue states, including other procedures performed by interventional cardiologists, beyond coronary artery disease. Together with other investigators, we have conducted feasibility studies in stroke, oncology and wound healing that suggest that other oxygen-deprived tissues can be improved with the use of superoxygenated liquids. Other indications, for which no feasibility work has been conducted, may include lower limb ischemia, renal nephropathy and cardiogenic shock. In addition, we have licensed and sub-licensed the use of our patents and technology to three entities for non-medical applications, including cosmetic applications in a cream-based formula. To date, we have not received any significant revenues from any of these licenses.

Our Clinical Trials

Overview

We have conducted two randomized, multi-center pivotal clinical trials involving an aggregate of 570 patients to evaluate our SSO2 Therapy System, referred to as AMIHOT I and AMIHOT II. Both were designed to demonstrate the superiority of our SSO2 Therapy compared to PCI alone in reducing infarct size without a statistically significant increase in the incidence of major adverse cardiac events, or MACE. MACE is a measurement of the combined incidence of death, repeat heart attack, repeat PCI or by-pass surgery and stroke. Both AMIHOT I and AMIHOT II used the 30-day composite MACE as its safety endpoint.

The AMIHOT I study, which was conducted from January 2002 to April 2004, evaluated both inferior and anterior, STEMI-classified heart attack patients whose successful PCI was initiated within 24 hours of symptom onset. The results of the AMIHOT I study did not demonstrate a statistically significant improvement in SSO2 Therapy patients. However, a subgroup of the AMIHOT I study, which was pre-specified in the AMIHOT I statistical plan, focused on patients in the SSO2 therapy group who suffered anterior, STEMI-classified heart attacks and whose successful PCI was initiated within six hours of symptom onset. This SSO2 therapy group performed favorably versus the control group.

Based on the promising results in the AMIHOT I study subgroup, we designed the AMIHOT II trial to compare the results of a SSO2 therapy group to a control group. The control group consisted of anterior, STEMI-classified heart attack patients whose successful PCI was initiated within six hours of symptom onset, referred to as the Control Group. The SSO2 therapy group consisted of anterior, STEMI-classified heart attack patients whose successful PCI was initiated within six hours of symptom onset who also received SSO2 Therapy after PCI was completed, referred to as the SSO2 Therapy Group.

The AMIHOT II statistical plan utilized a Bayesian statistical design, which allowed us to draw information from our AMIHOT I study into the AMIHOT II trial. One of the advantages of a Bayesian statistical design is that it allows the drawing of statistical conclusions from previous clinical data in addition to new trial data, which can reduce the enrollment requirements and costs. Our PMA submission to the FDA also included additional analyses of certain subsets of the SSO2 therapy group as compared to the control group.

The AMIHOT II trial, which was conducted from September 2005 to June 2007, met both the primary safety and effectiveness endpoints. In Bayesian statistics, results are typically expressed by a posterior probability, with 95% as a typical target. The primary safety (no adverse increase in MACE) and effectiveness

(significant reduction in infarct size of the left ventricle, or LV, as measured by medical imaging 14 days post-procedure) endpoints in our study needed to meet or exceed a 95% posterior probability of success. The primary safety endpoint achieved a Bayesian posterior probability of 99.5%. The primary effectiveness endpoint achieved a Bayesian posterior probability of 96.9%.

Based on the results of our AMIHOT II trial, we submitted a PMA application to the FDA in February 2008. This PMA application seeks approval of our SSO2 Therapy System for the treatment of patients that have suffered an anterior, STEMI-classified heart attack, followed by successful PCI that has been initiated within six hours of symptom onset.

AMIHOT II Trial Design

Our statistical plan provided for a total of 301 patients randomized on a 2.8 to 1 ratio for the SSO2 Therapy Group as compared to the Control Group. The data analysis included 222 patients in the SSO2 Therapy Group and 79 patients in the Control Group. The primary effectiveness endpoint for the AMIHOT II trial was the reduction in infarct size as measured by the percent of left ventricular mass, assessed by medical imaging fourteen days post-procedure. We chose infarct size, assessed by medical imaging, as the primary effectiveness endpoint for the AMIHOT II trial because three published studies have demonstrated a correlation between infarct size and patient mortality. The largest of the three studies involved 1,164 patients and indicated that an absolute reduction in infarct size of five percentage points correlates to an approximately 17.6% improvement in mortality after six months.

AMIHOT II Trial Results

Our statistical plan for evaluating whether the AMIHOT II trial met its safety and effectiveness endpoints was based on Bayesian statistics, allowing us to draw statistical conclusions from our previous AMIHOT I data in addition to the data from the AMIHOT II trial. In the AMIHOT II trial, statistical significance was required at a level of 95.0% or greater Bayesian posterior probability of success.

Reduction in Infarct Size Using SSO2 Therapy

The following chart summarizes the primary effectiveness data for the Control Group as compared to the SSO2 Therapy Group in our AMIHOT II trial using data from AMIHOT I and II:

Infarct Size as a % of LV		Reduction in Infarct Size Using SSO2 Therapy
Control Group	SSO2 Therapy Group
		Absolute Change	% Improvement
25.0%	18.5%	6.5%	26.0%
n = 124	n = 258

Posterior Probability of Superiority = 96.9%

In the AMIHOT II trial, SSO2 Therapy was superior in reducing infarct size as compared to PCI alone. The Bayesian posterior probability of superiority was 96.9%. We believe that the absolute 6.5% reduction in infarct size using SSO2 Therapy is also clinically significant as the published literature indicates that a reduction in infarct size of five absolute percentage points correlates to an approximate 17.6% improvement in mortality after six months.

MACE Rate

The safety endpoint was measured by comparing the MACE rate of all patients in AMIHOT I and AMIHOT II within 30 days post-procedure or discharge. Our statistical plan was based on a non-inferiority comparison of all patients in AMIHOT I and AMIHOT II. For safety endpoint success, there had to be reasonable statistical certainty that the SSO2 Therapy group’s MACE rate did not exceed the control group’s MACE rate by more than six percentage points. For comparison, MACE rates in published, randomized STEMI stent trials generally range from 4.4% to 16.1%. Both the SSO2 Therapy group and the control group MACE rates were on the lower end of these studies. The AMIHOT II trial resulted in a posterior probability of non-inferiority equal to 99.5%, which well exceeded the threshold requirement of 95.0% for our Bayesian statistical results.

MACE
Control Group	SSO2 Therapy Group
Actual MACE	Actual MACE	Upper Confidence Limit Allowable MACE
4.7%	5.9%	10.7%
n = 214	n = 356

Posterior Probability of Non-inferiority = 99.5%

Additional Subset Analyses

In addition to the AMIHOT II trial primary effectiveness endpoint of superiority in the relevant patient population in reducing infarct size, our statistical plan provided for several subset analyses using data from AMIHOT I and AMIHOT II. We describe below the results of what we believe are among the most clinically meaningful of these and other data analyses. While we have included some of these analyses in our statistical data provided to the FDA, the data described above regarding our primary effectiveness and safety endpoints will likely be the principal or sole basis of the FDA’s decision on our PMA application, insofar as data from the AMIHOT II trial is concerned. The FDA may not assign any weight to the subset analyses. Rather, we expect the subset data described below may be most useful to us in demonstrating to the medical and third-party payor communities the clinical benefits of our SSO2 Therapy assuming FDA approval.

Small Infarct Sizes

In our data analysis, we examined patients with infarct size less than or equal to 5% of the LV following treatment. Patients who suffer from left ventricular heart attacks measuring 5% or less of the total LV mass are generally considered to experience minimal heart attack damage. The table below illustrates that for this subset of the AMIHOT I and AMIHOT II population, the SSO2 Therapy Group had 44.3% more patients showing minimal heart attack damage as compared to the Control Group. The posterior probability that more patients had small infarcts who were treated with SSO2 Therapy was 97.1%, as demonstrated in the chart below.

Percent with Infarct Size of ≤ 5% of LV		Greater Chance of ≤ 5% LV Infarct Using SSO2 Therapy
Control Group	SSO2 Therapy Group
18.5%	26.7%	44.3%
n = 124	n = 258

Posterior Probability of Superiority = 97.1%

PCI Initiated Within Three Hours

Another data subset in our statistical plan examined patients treated with PCI within three hours of symptom onset. The data demonstrated a reduction in infarct size in the SSO2 Therapy Group as compared to the Control Group, although the results were not statistically significant due to the small size of this data pool, and therefore may not be reproducible in a larger group. However, we believe that the subset data is indicative that patients treated earlier after symptom onset of a heart attack benefit from our SSO2 Therapy as much as, and potentially more than, patients treated after 3 hours.

	Infarct Size as a % of LV		Reduction in Infarct Size Using SSO2 Therapy
	Control Group	SSO2 Therapy Group
			Absolute Change	% Improvement
	19.5%	11.5%	8.0%	41.0%
p = 0.055	n = 57	n = 112

Normal Blood Flow Post-PCI

We also evaluated whether our SSO2 Therapy would have incremental benefit in a group of patients who had normal blood flow through the occluded site post-PCI, as measured by the TIMI flow grading system. The TIMI flow grading system measures the flow of blood in the infarct-related artery, with TIMI 0 referring to absence of blood flow beyond the coronary occlusion, TIMI 1 referring to faint blood flow, TIMI 2 referring to a subnormal or sluggish blood flow and TIMI 3 referring to normal blood flow.

TIMI Flow 3 Post-PCI

The table below illustrates that in the post-PCI TIMI 3 flow subset, SSO2 Therapy patients achieved a 32.1% relative improvement in infarct size as compared to the Control Group.

	Infarct Size as a % of LV		Reduction in Infarct Size Using SSO2 Therapy
	Control Group	SSO2 Therapy Group
			Absolute Change	% Improvement
	26.5%	18.0%	8.5%	32.1%
p = 0.012	n = 113	n = 248

Normal Blood Flow Pre-PCI

Our data analyses also included patients who had relatively better or normal blood flow (TIMI 2 or TIMI 3) before PCI. The table below illustrates that those patients who received SSO2 Therapy achieved an 85.7% relative reduction in infarct size as compared to the Control Group. We believe that these results are therefore suggestive of a greater benefit in patients with relatively better or normal blood flow prior to PCI.

	Infarct Size as a % of LV		Reduction in Infarct Size Using SSO2 Therapy
	Control Group	SSO2 Therapy Group
			Absolute Change	% Improvement
	17.5%	2.5%	15.0%	85.7%
p = 0.001	n = 27	n = 51

Sales and Marketing

We intend to distribute our SSO2 Therapy System in the United States through a direct sales force and a comparable number of field clinical specialists throughout the United States. We intend to begin hiring our sales force if we obtain a favorable CSDA Panel recommendation. Approximately 700 hospitals in the United States admit about 60% of heart attack patients in the United States, primarily in major metropolitan areas. In addition to the AMIHOT I and AMIHOT II investigational sites, we intend to focus our marketing efforts initially on those high-admission hospitals. We plan to market principally to interventional cardiologists, cath lab managers and hospital administrators affiliated with the 1,500 cath labs in the United States.

We plan to also market our products at various industry trade conferences and through industry-organized training and education courses. We intend to further focus on establishing a premier group of key opinion leader interventional cardiologists who will adopt and champion the product by presenting at industry conferences and speaking with other customers or potential customers.

While the SSO2 Therapy System was CE Marked in September 2001 for sale in the European community and the first commercial SSO2 Therapy System was placed in Europe in October 2001, we do not intend to actively market the SSO2 Therapy System outside the United States until we have successfully commenced our United States launch.

Manufacturing and Supply

We have engaged a third-party contract manufacturer, KMC Systems, Inc., or KMC, with expertise in manufacturing medical devices and electronic capital equipment to manufacture our next generation SSO2 Control System, which is currently in development. We have been working closely with KMC to transfer our drawings, specifications and know-how to them. KMC has recently shipped the first pre-production unit of the next generation SSO2 Therapy System to us for testing and evaluation. We expect that the SSO2 Control Systems will be shipped to our facility in Irvine, California for final inspection and testing prior to shipment to our customers. However, we expect that over time, our SSO2 Control System will be shipped directly from KMC to our customers.

Our SSO2 Cartridge is assembled at our Irvine, California facility in a Class 10,000 clean room, using custom components molded at an outside vendor on injection mold tooling. If our sales volume increases as planned, we intend to outsource the majority of the production to a contract manufacturer that specializes in disposable medical devices. The SSO2 Catheter is produced at an outside vendor and is then shipped to us.

Both the SSO2 Cartridge and SSO2 Catheter, after inspection by us, are shipped to a contracted sterilization facility for sterilization. Each of the SSO2 Cartridge and SSO2 Catheter are placed in individual heat-sealed, labeled pouches and then sterilized. Both the SSO2 Cartridge and SSO2 Catheter have a validated three-year shelf life.

Upon commercialization, we intend to rely on single-source vendors for the production of the components of our SSO2 Therapy System. Any disruption in their facilities or inability to increase production as we grow could have a material adverse affect on our business.

Competition

The medical device industry is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. Other therapies include approaches such as distal protection devices, which are designed to entrap or absorb debris and for clot retrieval to reduce infarct size, thrombectomy systems to remove thrombus from the arterial wall and adjunctive endovascular cooling therapies and adjunctive pharmacologic strategies to decrease the size of an infarct.

Although we are not aware of any competitors in the SSO2 Therapy technology market, we face potential competition from existing drug therapies and procedures using other types of medical devices. In addition, there is substantial research being conducted in the area of heart attack treatments, and so it is likely that new drugs or medical devices, or other forms of treatments, will be developed in the future to treat heart attack patients. Any new treatment or improvement to an existing treatment could render our products obsolete.

However, today, we are not aware of any therapies, either commercial or under clinical investigation, that use superoxygenated blood to treat AMI. We view our SSO2 Therapy as adjunctive to, rather than competitive with, current AMI therapies, like PCI and drug treatments. However, others may develop therapies for AMI that compete directly with our SSO2 Therapy. Our ability to compete successfully with potential entrants with new and novel technologies will depend on our ability to establish market acceptance of our product, provide superior customer service and develop innovations and improvements to our products. Because of the size of the potential market, we anticipate that other companies will dedicate significant resources to developing competing technologies and products.

Intellectual Property

We rely on a combination of patent, trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors whom we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. We cannot provide any assurance that employees and consultants will abide by the confidentiality or assignment terms of these agreements. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

As of June 30, 2008, we owned, co-owned or had exclusive license rights to 68 issued U.S. patents, 89 issued foreign patents, 4 pending patent applications in the United States and 25 foreign patent applications as counterparts of U.S. cases. Most of the issued and pending patents are directed at, among other things:

•	the bubble-free delivery of oxygen-supersaturated fluids;

•	systems for combining blood with an oxygen-supersaturated fluid for delivery to patients; and

•	extracorporeal blood oxygenation using oxygen–supersaturated fluids.

Our licensed patents begin to expire in 2010, assuming timely payment of all maintenance fees. We have multiple patents directed at novel aspects of and improvements for many of our methods and products. We do not believe that the expiration of any single patent is likely to significantly affect our business, operating results or prospects.

Our pending patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will protect our intellectual property rights. The medical device industry, and in particular the interventional cardiology sector, is characterized by the existence of a large number of patents and frequent litigation relating to intellectual property. Any patents issued to us may be challenged by third parties as being invalid. In addition, our competitors may independently develop similar technologies that avoid our patents. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, we could be liable for substantial damages, and our development, manufacture and sale of such potential products could be severely restricted or prohibited. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.

Our Key License Agreements

Wayne State University

Medical License Agreement

In September 1994, we entered into a license agreement with Wayne State University, or WSU, which was superseded by a license agreement entered into in August 1995, which has been amended from time to time. Under this license agreement, we obtained worldwide, exclusive rights to exploit WSU’s rights in certain patents and related proprietary information related to delivery of oxygen into the blood stream and tissues of humans and animals. Improvements made by WSU after the date of the agreement are automatically included within the granted rights. Under the agreement, we are obligated to diligently pursue development and commercialization of royalty-bearing products. In the event that we do not continue to fulfill our obligations under the license agreement, including payment of royalties, WSU has the right to convert the license to a non-exclusive license, or to terminate the license. We are obligated to pay royalties to WSU based on (i) the net sales of our products, subject to an annual minimum payment, and (ii) a percentage of fees and payments we received from sublicensees to the extent that our net sales or license revenues are a result of products using covered patents or technology. We reimbursed WSU for all its patent prosecution expenses through February 1996, at which time we assumed patent prosecution responsibility. Pursuant to the license, we granted WSU rights to participate in equity financings. The license expires with the last to expire of the licensed patents, unless earlier terminated by us or WSU. We have the right to terminate this license agreement at any time, upon 30 days’ written notice, without penalty. WSU may terminate this license agreement if we fail to perform any of our obligations under the agreement and do not cure such failure within a specified period. We have the right to sublicense, but may not assign the agreement without the consent of WSU, which may not be unreasonably withheld, provided that no such consent to assignment is needed in the event of an assignment by us to a successor of the business to which the agreement relates. We are obligated to indemnify WSU against all liabilities or losses arising out of our use of the licensed technology. We also obtained an option to acquire a worldwide exclusive license to the same intellectual property for all other non-medical uses, which we exercised in 1996.

If after termination of this license, we seek continued rights to WSU’s non-patent proprietary information, we have agreed to negotiate in good faith for a license for that proprietary information.

Non-Medical License Agreement

In April 1996, we entered into a license agreement with WSU, which has been amended from time to time, under which we obtained worldwide, exclusive rights to exploit WSU’s rights in certain patent and related proprietary information related to delivery of supersaturated gases in fluids for non-medical uses. Under the agreement, WSU has the right to convert the license to a non-exclusive license or to terminate the license in the event that we breach our obligations and fail to cure that breach within a specified period under the license agreement. We are obligated to pay royalties to WSU based on (i) the net sales of our products, subject to an annual minimum payment, and (ii) a percentage of fees and payments we receive from sublicensees to the extent that our net sales or license revenue are a result of products using covered patents or technology. We have sub-licensed these in-licensed patents and proprietary information to three entities in limited fields of use. To date, none of these sublicenses, either individually or in the aggregate, have generated any significant revenues, and some are still in the development stage.

We issued WSU 13,933 shares of our common stock in 1994.

Trademarks

We own trademark registrations for the marks THEROX in the United States and the European Union and DOWNSTREAM in the United States. We own trademark applications pending in the United States for the following marks: the TherOx logo, SAVING HEARTS and MI-CATH. We also own pending trademark applications for the marks SAVING HEARTS and the TherOx logo in the European Union.

Reimbursement

Hospital Reimbursement

In most countries throughout the world, a significant portion of a patient’s medical expenses are covered by third-party payors. In many countries including the United States, third-party payors consist of both government-funded insurance programs and private insurance programs. We believe that our products will generally fall within the existing reimbursement policies for inpatient hospital procedures although some refinement in payment policies may be indicated for our products. Under such policies, before reimbursement may be obtained for our products in the United States, FDA approval will be required. Many third-party payors, including Medicare, generally will not make separate payment for our products, although some additional “new technology” payment from Medicare may be available on a temporary basis.

In the United States, The Centers for Medicare and Medicaid Services, or CMS, is the government entity responsible for administering the federal Medicare program, which pays for medically necessary hospital services furnished to eligible enrollees (primarily persons over age 65, but also including the disabled and persons with end stage renal disease). For inpatient hospital services, Medicare pays prospectively set amounts based on the Medicare severity diagnosis related group, or MS-DRG, applicable to the hospital stay, which depends upon the patient’s primary diagnosis and other information at the time of hospital discharge. These payment amounts are typically lower than the hospital’s charges, and are not necessarily sufficient to pay all costs associated with a procedure. Except for certain new technologies, as discussed below, Medicare generally does not pay separately for medical devices used in an inpatient hospital procedure.

While private payors generally view the Medicare program as a benchmark, they may vary their coverage and payment policies. For example, some private payors may pay separately for supplies and other disposable products used in a hospital procedure, and may set their payment rates based on a percentage of usual, customary and reasonable charges, as determined by the payor, or on negotiated rates. Generally, neither Medicare nor private third-party payors will make a separate payment for reusable equipment. Third-party payors may deny reimbursement if they determine that the service, or a device used in the service, was not in accordance with clinically effective treatment methods, as determined by the third-party payor, was used for an unapproved indication or was otherwise not medically necessary. CMS and third-party payors continue to carefully review payment amounts for procedures and medical products.

Both CMS and third party payors have existing reimbursement policies for the treatment of AMI with PCI procedures. We believe that inpatient procedures in which our SSO2 Therapy is utilized will be reimbursed based on the amount paid for cases in which a PCI is performed when treating an AMI, and that physicians would also be reimbursed at the amount they are paid for a PCI. There are no assurances that we will secure such reimbursements, that such existing payment rates will be adequate to reimburse hospitals for the additional costs of furnishing SSO2 Therapy in addition to PCI, or that reimbursement will continue to be at the same levels currently available, and reductions in reimbursement may occur.

It is possible that for a limited period of time in the future, hospitals could receive additional payments from Medicare when SSO2 Therapy is administered. Under Medicare regulations, an additional reimbursement payment for new medical services and technologies may be authorized if the estimated costs incurred with respect to such new service or technology under existing reimbursement codes are inadequate. In order to qualify for the new technology add-on payments, the technology generally must be approved by the FDA. In addition to FDA approval, the technology must meet three CMS-established criteria to be considered for “New Technology Add-On Reimbursement.” First, the technology must be considered new and therefore must not exist under any ICD-9-CM procedure codes established by CMS. Secondly, the technology must surpass a CMS-calculated “full charges” threshold established to demonstrate that the technology adds significant costs to the existing procedure. Lastly, the new technology must represent an advance in medical care that substantially improves, relative to the technologies previously available, the clinical outcomes of Medicare beneficiaries. We believe that our SSO2 Therapy may qualify for a New Technology Add-On Reimbursement, and we submitted an application for this in November 2007. In October 2007, we applied for a new ICD-9 CM procedure code for SSO2 Therapy. A new ICD-9 CM procedure code was established for our SSO2 Therapy effective October 1, 2008. However, our application for a New Technology Add-On Reimbursement was denied because the FDA has not approved our PMA application for our SSO2 Therapy. We intend to re-submit an application for the New Technology Add-On Reimbursement by the deadline in November 2008 for the period commencing in October 2009. In the event that we do not have marketing approval from the FDA for our SSO2 Therapy by the time the CMS decisions are expected in mid-2009, we may again be denied the New Technology Add-On Reimbursement.

Outside of the United States, there are many reimbursement programs through private payors as well as government programs. In some countries, government reimbursement is the predominant program available to patients and hospitals. It is our intent to complete the requisite clinical studies and obtain coverage and reimbursement approval in countries where it makes economic sense to do so.

Some third-party payors also require pre-approval of coverage for new or innovative devices or therapies before they will reimburse healthcare providers who use such devices or therapies for the procedure costs or for the devices themselves. Providers also have sought ways to manage costs, such as through the use of group purchasing organizations, which typically negotiate discounted prices for medical devices from member hospitals. It is our belief that the economic benefits potentially provided by our SSO2 Therapy System to physicians and hospitals through improved clinical outcomes will be viewed by providers and third-party payors as cost-effective. However, there remains uncertainty whether our products will be viewed as sufficiently cost-effective to warrant adequate coverage and reimbursement levels.

Physician Reimbursement

In the United States, physicians may be reimbursed by Medicare and other third party payors for services rendered to eligible enrollees. Physicians are paid for services rendered under Common Procedure Terminology, or CPT, codes established in conjunction with the American Medical Association. Each CPT code has a payment associated with it based on the amount of time and expense required to perform the treatment or therapy. When a physician performs a PCI procedure and our SSO2 Therapy, we believe the physician should receive payment for the PCI based on the applicable CPT code for that procedure. While our SSO2 Therapy is a separate procedure that may be reimbursable, there is no specific CPT code to bill for our SSO2 Therapy. Physicians may be able to bill separately from the PCI procedure for their services in performing our SSO2 Therapy procedure using unassigned code, pursuant to which they would provide additional information to the payer, which would determine whether to make a separate payment for the procedure and, if so, the amount of the payment. However, as we do not yet have FDA approval and our products are not used commercially, no physician has applied for payment.

Government Regulation

The healthcare industry is subject to extensive federal, state, local and foreign regulation, and the regulatory environment in which we operate may change significantly and adversely to us in the future. We believe that healthcare legislation, rules, regulations and interpretations will change, and we expect to modify our agreements and operations from time to time in response to changes in the healthcare regulatory environment.

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the United States and other countries. Most notably, all of our processes and products that we intend to market in the United States are subject to the Federal Food, Drug and Cosmetic Act, or FFDCA, as implemented and enforced by the FDA. Foreign countries may require similar or more stringent requirements to manufacture or market our products.

United States

The FDA strictly regulates medical devices under the authority of the FFDCA, and the regulations promulgated under the FFDCA. The FDA regulations govern, among other things, the following activities that we and our suppliers, licensors and partners perform: pre-clinical testing; clinical testing; product design and development; product testing; product manufacturing; product safety; product labeling; product storage; product import/export; recordkeeping; premarket clearance or approval; advertising and promotion; reporting of adverse events; production; product sales and distribution; corrective actions and removals; and recalls.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products of other companies have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, and similar state laws, competitors and others can initiate litigation relating to advertising claims. We also are required to meet regulatory requirements in countries outside the United States, which can change rapidly with relatively short notice.

Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions including, but not limited to untitled letters and warning letters; fines, injunctions, consent decrees and civil penalties; customer notifications for repair, replacement and refunds; recall, detention or seizure of our products; operating restrictions or partial suspension or total shutdown of production; physician notification or orders for repair, replacement or refund; refusing or delaying requests for 510(k) clearance or PMA of new products or modified products; operating restrictions; withdrawing 510(k) clearances or PMAs that have already been granted; refusal to grant export approval for products; and criminal prosecution.

In addition, other government authorities influence other aspects of our business, including the availability of adequate reimbursement from third-party payors, which include government programs such as Medicare and Medicaid. Medicare and Medicaid reimbursement policies can also influence corresponding policies of private insurers and managed care providers, which can further affect our business.

FDA’s Premarket Clearance and Approval Requirements

Unless an exemption applies, before we can commercially distribute medical devices in the United States, we must obtain, depending on the type of device, either prior 510(k) clearance or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose lower risk are placed in either class I or II, which generally require the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low-risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life- supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device, are placed in class III, requiring PMA. Both 510(k) clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review.

Currently, our SSO2 Therapy System products are class III devices and require FDA approval after submission and review of a PMA application. A PMA application must be supported by extensive data, including but not limited to, technical data, preclinical data, clinical trial data, and manufacturing and labeling information, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. During the review period, the FDA typically will request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation, although a favorable recommendation by the panel is usually followed by FDA approval. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility or facilities to ensure compliance with the QSRs.

New PMA applications or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indications for use, manufacturing process, labeling, and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of the CSDA Panel. We anticipate filing a PMA supplement for the next generation of our SSO2 Therapy System shortly after we obtain FDA approval of the current generation of our SSO2 Therapy System, if ever.

We submitted our PMA application to the FDA for our current generation of the SSO2 Therapy System using the Modular PMA method, with the last module containing our clinical trial data and analyses submitted in February 2008. In April 2008, the FDA formally accepted the application with an effective filing date of March 20, 2008 and notified us that our PMA application would receive an expedited review under the FDA’s regulations. We are currently in periodic communication with the FDA in response to questions raised during its review of our PMA application. We believe that the FDA will submit our PMA application to the CSDA Panel prior to making a final determination on our PMA application. To date, our facilities and clinical trial data have been audited, along with three of the clinical sites from our AMIHOT II trial.

Clinical Trials

A PMA application almost always, and a 510(k) application sometimes, requires a clinical trial for support. Under these clinical trials, candidates must submit an application for an Investigational Device Exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing both that it is safe to test on humans and that the testing protocol is scientifically sound. An IDE must be approved in advance by the FDA for a specified number of patients. Clinical trials may begin once the application is reviewed and approved by the FDA and the trial is cleared by the appropriate institutional review boards for the clinical trial sites. Such trials are subject to extensive recordkeeping and reporting requirements, and are overseen by an institutional review board for each clinical trial site, in accordance with applicable regulations and policies including, but not limited to, the FDA’s Good Clinical Practice regulations. To conduct a clinical trial, we also are required to obtain the patients’ informed consents in form and substance that comply with both the FDA requirements and state and federal subject protection requirements. We, the FDA, or the institutional review board at any site at which a clinical trial is being performed may suspend a clinical trial at any time for any number of reasons, such as believing the risks to clinical trial subjects outweigh the anticipated benefits. The FDA may inspect our clinical investigations and, if it determines that we fail to comply with the FDA regulations governing clinical investigations, it may issue a warning letter, suspend the study, or take other enforcement action against us as the study sponsor, the clinical investigation site or an investigator. The results of clinical testing may not be sufficient to obtain approval of the product.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include the following:

•

GMP/QSR, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

•

labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling and promotional activities;

•

medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

•	recall regulations and reporting of device corrections or removals;

•	post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device; and

•	any specific conditions of approval required at the time of approval of our PMA application.

The FDA has broad post-market and regulatory enforcement powers. We, KMC and any other contract manufacturers are subject to inspections by the FDA to determine our compliance with the QSRs and other regulations. These inspections may also encompass the manufacturing facilities of our subcontractors.

Any failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters or untitled letters; fines, injunctions, consent decrees and civil penalties; recall or seizure of our products; physician notification or orders for repair, replacement or refund; operating restrictions, partial suspension or total shutdown of production; refusing our requests for a PMA application or supplement to our PMA application; withdrawing PMAs or PMAs related to supplemental applications that are already granted; mandatory repair, replacement or refund of the cost of any medical device that we have manufactured or distributed; restrictions on the marketing or manufacturing of an approved device, including costly recalls or withdrawal of the device from the market, due to problems with the device, the manufacturer or the facility; mandatory repair, replacement or refund of the cost of any medical device that we have manufactured or distributed; and criminal prosecution.

Any of the above requirements could have a material adverse effect on our business.

We are also subject to a wide range of other federal, state and local laws and regulations, including those related to the environment, health and safety, and land use.

Fraud and Abuse

Our operations will be directly, and indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws impact, among other things, our proposed sales and marketing programs and educational programs. Violating these laws can result in criminal, civil and administrative penalties, including, but not limited to, imprisonment, fines, and exclusion or debarment of our products from use of procedures payable under federal and state healthcare and other programs.

The Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or part under a federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including, for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, cash payments and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Officer of Inspector General of the Department of Health and Human Services, or OIG, to issue a series of regulations, known as the “safe harbors,” which began in July 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the federal Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. The Anti-Kickback Statute thus is potentially applicable to, and may subject to enforcement scrutiny, many common sales and marketing practices in which we and other medical products companies may engage, including offering or providing physicians, hospitals or other customers or potential customers with gifts and business courtesies, educational and research grants, support for continuing medical education or payments for consulting or other services to us.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false or fraudulent claim to, or the knowing use of false statements to obtain payment from, the federal government. Several courts have concluded that a claim to a federal healthcare program for a service provided pursuant to an illegal kickback may constitute a false or fraudulent claim, with the result that Anti-Kickback Statute cases may be brought as False Claims Act cases. Cases have also been brought under the False Claims Act based on the allegation that companies caused claims to be submitted within the meaning of the False Claims Act as a result of reimbursement (billing or coding) advice given to customers that resulted in the submission of what were deemed to be improper claims. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government. These individuals, sometimes known as “relators” or, more commonly, as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a False Claim Act action. If an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. Various states have also enacted laws modeled after the False Claims Act which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, which apply regardless of the payor.

The Health Insurance Portability and Accountability Act of 1996 created two federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

If any of our operations are found to have violated or be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, among them being civil and criminal penalties, damages, fines, exclusion from government healthcare programs and the curtailment or restructuring of our operations.

International Regulation

Foreign government regulations control international sales of medical devices and may vary in requirements from those necessary for FDA clearance or approval.

The European Union, or EU, is the primary regulatory environment in Europe, consisting of 27 countries. Each of these countries has adopted laws and regulations that implement the directives enacted at EU level. In addition, three member states of the European Economic Area, Iceland, Norway and Lichtenstein, have by treaty committed to the adoption of laws and regulations that mirror those of the EU with respect to medical devices. Other countries, such as Switzerland, have entered into Mutual Recognition Agreements and allow the marketing of medical devices that meet EU requirements. In addition, the EU has adopted numerous directives and guidelines, while the European Committees for Standardization, or CEN, has promulgated voluntary standards regulating design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the relevant directives may bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and thus can be commercially distributed throughout the member states of the EU and the member states of the European Economic Area, as well as in those countries which have entered into a Mutual Recognition Agreement with the EU. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and third-party assessment by a Notified Body, an independent and neutral institution designated by the regulatory authority in one of the countries in the EU to carry out assessments of medical devices for conformity with requirements. Such assessments may also be conducted by designated Notified Bodies in member states in the three non-EU members of the European Economic Area or in a country which has entered into a Mutual Recognition Agreement. Pre-market assessment by a Notified Body is required for most medical devices in order for a manufacturer to CE-Mark its products and to commercially distribute the product throughout these countries. The assessment generally includes an audit of the manufacturer’s quality system and specific testing of the manufacturer’s devices to assess compliance with ISO/CEN 13485 quality systems certification. Although ISO/CEN 13485 is a voluntary, harmonized standard, a manufacturer can, by demonstrating compliance with this and other relevant ISO/CEN standards, and by receiving a certificate of conformity by a Notified Body, establish a presumption that the essential requirements of the relevant EU directive are satisfied.

In 2001, we obtained, and we currently maintain, a CE Mark for the current generation of our SSO2 Therapy System.

Research and Development

During the years ended December 31, 2005, 2006 and 2007 and the six months ended June 30, 2008, we incurred research and development expenses of $6.1 million, $7.8 million, $6.0 million and $2.8 million, respectively. As of June 30, 2008, our research and development team was comprised of 16 employees and several consultants who have extensive experience in developing medical devices and know-how in preventing the formation of bubbles during the production of liquids with highly elevated oxygen levels.

Since inception, we have devoted significant resources to develop and enhance our SSO2 Therapy. We expect our research and development expenditures to increase as we continue to devote significant resources to continued innovation and improvement to our products, development of new indications for use and sponsorship of new clinical studies for new indications.

Employees

As of June 30, 2008, we had 24 employees, all of whom were full-time employees. None of our employees are represented by a labor union, and we believe our employee relations are good.

Facilities

We lease approximately 23,496 square feet of office and manufacturing space for our research and development and manufacturing operations in Irvine, California. This lease expires on September 30, 2012. We manufacture and assemble our products through a combination of outsourcing and assembly conducted at our facilities. We believe our manufacturing facilities are adequate to handle the expected increased volume from early commercialization of our products.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business. We are not currently party to any legal proceeding which we believe would have a material adverse impact on our consolidated results of operations, cash flows or financial position if adversely determined.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of June 30, 2008:

Name	Age	Position
Kevin T. Larkin	59	President, Chief Executive Officer and Director
Shelley B. Thunen	55	Chief Financial Officer
Margaret A. Kivinski, P.E., Esq.	43	Vice President of Intellectual Property, General Counsel and Corporate Secretary
Gregory P. Watson	52	Vice President of Manufacturing and Product Development
Robert K. Weigle	49	Vice President of Sales, Marketing and Reimbursement
Frank M. Fischer	66	Chairman of the Board
Hayden H. Harris	66	Director
Joseph S. Lacob	52	Director
C. Raymond Larkin, Jr.	60	Director
David B. Musket	50	Director

Kevin T. Larkin has been our President, Chief Executive Officer and a member of our board of directors since May 2001. From July 1998 to April 2001, Mr. Larkin served as President and Chief Executive Officer of CardioVasc, Inc., a privately held developer and marketer of small-diameter vascular stent-grafts and accompanying treatments. From 1992 to 1997, Mr. Larkin served as Vice President of Sales and Marketing of Ventritex Inc., a publicly traded designer, developer, manufacturer and marketer of implantable defibrillators and related products for the treatment of ventricular tachycardia and ventricular fibrillation, which was acquired by St. Jude Medical in 1997. Mr. Larkin serves on the board of directors of Cardica, Inc., a publicly traded designer and manufacturer of products which automate the connections of blood vessels during coronary artery bypass graft and other grafting surgeries.

Shelley B. Thunen has been our Chief Financial Officer since October 2007. From October 2004 to April 2007, Ms. Thunen served as the Executive Vice President and Chief Financial Officer and from May 2001 to October 2004, as the Chief Financial Officer of IntraLase Corp., a publicly traded designer, developer and manufacturer of femtosecond laser technology for use in ophthalmology, which was acquired by Advanced Medical Optics, Inc. in April 2007. From January 2000 to January 2001, Ms. Thunen served as the Executive Vice President, Chief Financial Officer and Corporate Secretary of Versifi, Inc., a privately held designer of internet infrastructure software, which was acquired by Reef SA/NV in 2000. From August 1992 to January 2000, Ms. Thunen served as the Chief Financial Officer of VitalCom, Inc., a publicly traded manufacturer of computer networks for cardiac monitoring systems, which was acquired by General Electric Corp. in 2001. Ms. Thunen received an M.B.A. degree and a B.A. degree in Economics from the University of California, Irvine.

Margaret A. Kivinski, P.E., Esq. has been our Vice President of Intellectual Property, General Counsel and Corporate Secretary since March 2004 and served as our Director of Intellectual Property from November 2000 to March 2004. From 1996 to 2000, Ms. Kivinski served as a senior patent attorney for Beckman Coulter, Inc., a publicly traded manufacturer of biomedical testing instrument systems, tests and supplies. Ms. Kivinski received a J.D. degree from Western State University and a B.S. degree in Chemical Engineering from the University of California, Los Angeles. Ms. Kivinski is a licensed professional engineer in the State of California.

Gregory P. Watson has been our Vice President of Manufacturing and Product Development since April 2002 and served as our Vice President of Manufacturing from September 1999 to April 2002. From 1987 to 1999, Mr. Watson served in a variety of positions, including Director of Operations, Director of Research and Development and Plant Manager, with the Cardiovascular Division of Baxter International, Inc., a publicly traded developer, manufacturer, and marketer of healthcare products for the treatment of certain chronic and acute medical conditions. Mr. Watson received a B.S. degree in Industrial Management from California State Polytechnic University.

Robert K. Weigle has been our Vice President of Sales, Marketing and Reimbursement since February 2002. From February 2000 to January 2002, Mr. Weigle served as Vice President of Worldwide Sales and Marketing of Cardiac Pathways Corporation, a publicly traded developer, manufacturer, and marketer of minimally invasive systems to diagnose and treat abnormally rapid heart rhythms, which was acquired by Boston Scientific Corporation in 2001. Mr. Weigle received a B.A. degree in Political Science from the University of California, Berkeley.

Frank M. Fischer has served as Chairman of our board of directors since December 1997. Since January 2000, Mr. Fischer has served as President and Chief Executive Officer, and since 1998 as a director, of NeuroPace, Inc., a privately held developer of treatment devices for neurological disorders. From May 1998 to September 1999, Mr. Fischer was President, Chief Executive Officer and a director of Heartport, Inc., a publicly traded cardiac surgery company. From 1987 to 1997, Mr. Fischer served as President and Chief Executive Officer of Ventritex, Inc., a publicly traded designer, developer, manufacturer and marketer of implantable defibrillators and related products for the treatment of ventricular tachycardia and ventricular fibrillation, which was acquired by St. Jude Medical in 1997. Mr. Fischer serves on the board of directors of several privately held companies. Mr. Fischer received an M.S. degree in Management and a B.S.M.E. degree from Rensselaer Polytechnic Institute.

Hayden H. Harris has served as a member of our board of directors since March 1995. In 1977, Mr. Harris founded Enterprise Management, Inc., a management consulting practice, which engages in turn-around and new-venture management for several companies. In 1987, Enterprise Management, Inc. became the general partner of Enterprise Development Fund, L.P., and its successor funds. Mr. Harris has served as Chairman of two publicly traded companies, McLaren Performance Technologies, Inc., an automotive performance services company and Endogen, Inc., a biotech reagents company, both of which he helped to sell to larger entities. Mr. Harris also was majority owner, Chief Executive Officer and Chairman of Software Services Corp. until its sale. Mr. Harris also is a founder and director of Xtera Communications, Inc., and holds three issued patents in the field of fiber optics. Mr. Harris was appointed by the Governor to the Executive Committee of the Michigan Economic Development Committee. Mr. Harris received an M.B.A degree and a B.S. degree in Geology from the University of Southern California.

Joseph S. Lacob has served as a member of our board of directors since March 1995. Since 1987, Mr. Lacob has been a partner with Kleiner, Perkins, Caufield & Byers, a venture capital firm. Prior to that, Mr. Lacob was an executive with Cetus Corporation (now Chiron), FHP International, a health maintenance organization, and the management consulting firm of Booz, Allen & Hamilton. Mr. Lacob is a director of Align Technology, Inc., a publicly traded designer, manufacturer and marketer of a proprietary method for treating the misalignment of teeth, and of Orexigen Therapeutics, Inc., a publicly traded developer of pharmaceutical products that treat obesity, as well as several privately held companies. Mr. Lacob received an M.B.A. degree from Stanford University, an M.P.H. degree from the University of California, Los Angeles and a B.S. degree in Biochemistry from the University of California, Irvine.

C. Raymond Larkin, Jr. has served as a member of our board of directors since September 2005. Mr. Larkin is a Principal of Group Outcome L.L.C., a merchant banking firm concentrating on medical technologies, and since July 1, 2006, he has served as a part-time venture partner at Cutlass Capital, a venture capital firm. Mr. Larkin was previously Chief Executive Officer and Chairman of Eunoe, Inc., a privately held medical device company. Mr. Larkin was President and Chief Executive Officer of Nellcor Puritan Bennett, Inc., a publicly traded medical instrumentation company, from 1989 until its acquisition by Mallinckrodt, Inc. in 1997, and from 1983 until 1989, he held various executive positions with Nellcor. Mr. Larkin also held various positions of increasing responsibility at Bentley Laboratories/American Hospital Supply from 1976 until 1983. Mr. Larkin serves on the board of directors of Align Technology, Inc., a publicly traded designer, manufacturer and marketer of a proprietary method for treating the misalignment of teeth, and on the board of directors of several privately held companies. Mr. Larkin received a B.S. degree in Industrial Management from LaSalle University.

David B. Musket has served as a member of our board of directors since September 2000. Since 1996, Mr. Musket has been a general partner of ProMed Partners, L.P., a healthcare investment fund. Since 1991, Mr. Musket founded and has served as the President of Musket Research Associates, Inc., an investment banking firm focused on emerging healthcare companies. From 1984 to 1989, Mr. Musket served as a pharmaceutical industry analyst at Goldman Sachs & Co. Mr. Musket is a member of the Harvard-M.I.T. Health Sciences and Technology Advisory Council. Mr. Musket received a B.A. degree in Biology/Psychology from Boston College and spent four years in a doctoral program in Pharmacology and Neurobiology at Cornell University Medical College.

Board Composition

Our board of directors currently consists of six members and one vacancy. We have determined that Messrs. Fischer, Lacob, Harris, Musket and Raymond Larkin are independent under the NASDAQ Marketplace Rules.

Upon completion of this offering, our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Messrs. Musket and Lacob have been designated as Class I directors, whose terms will expire at the 2009 annual meeting of stockholders. Messrs. Harris and Raymond Larkin have been designated as Class II directors, whose terms will expire at the 2010 annual meeting of stockholders. Messrs. Fischer and Kevin Larkin have been designated as Class III directors, whose terms will expire at the 2011 annual meeting of stockholders. This classification of the board of directors may delay or prevent a change in control of our company or our management. See “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.”

Board Committees

Upon completion of this offering, our board of directors will have three standing committees: a compensation committee, an audit committee, and a nominating and corporate governance committee. At that time, each of those committees will have the composition and responsibilities set forth below.

Compensation Committee

Our compensation committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The compensation committee reviews and recommends to our board of directors the salary and benefits for our Chief Executive Officer, reviews and approves the salaries and benefits for our other executive officers and recommends overall employee compensation policies. The compensation committee also administers our equity compensation plans. The current members of the compensation committee are Messrs. Lacob, Fischer and Raymond Larkin, and Mr. Fischer is the chairperson of our compensation committee. All members of the compensation committee are non-employee directors and satisfy the current independence standards established by NASDAQ and SEC rules.

Audit Committee

Our audit committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The functions of our audit committee include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing our independent registered public accounting firm. The current members of the audit committee are Messrs. Harris, Musket and Raymond Larkin, and Mr. Harris is the chairperson of our audit committee. All members of the audit committee satisfy the current standards with respect to independence, financial expertise and experience established by NASDAQ and SEC rules. Our board of directors has determined that Mr. Raymond Larkin meets the SEC’s current definition of “audit committee financial expert.”

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is a standing committee of, and operates under a written charter adopted by, our board of directors. The nominating and corporate governance committee identifies individuals qualified to serve as members of our board of directors, recommends to our board nominees for our annual meetings of stockholders, evaluates our board’s performance, develops and recommends to our board corporate governance guidelines and provides oversight with respect to corporate governance and ethical conduct. The current members of the nominating and corporate governance committee are Messrs. Musket, Fischer and Raymond Larkin. All members of the nominating and corporate governance committee are non-employee directors and satisfy the current independence standards established by NASDAQ and SEC rules.

Compensation Committee Interlocks and Insider Participation

Our compensation committee consists of Messrs. Lacob, Fischer and Raymond Larkin. During the year ended December 31, 2007, no executive officer served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

General

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended December 31, 2007 should be read together with the compensation tables and related disclosures set forth below.

Our Compensation Objectives

The primary objective of our executive compensation program is to attract and retain talented executives to lead our company and create value for our stockholders. Executive compensation generally consists of a base salary, an annual short-term cash incentive payment based upon the achievement of personal and corporate objectives and long-term equity-based incentive awards, which to date have been in the form of stock options. The equity component of our compensation is designed to align executive officers’ compensation with the goal of creating long-term value for our stockholders. We design our compensation program to be competitive with other pre-revenue or early-stage revenue companies in the medical device industry, taking into account the executive’s experience, performance and expected contribution to us.

Role of Compensation Committee

Our compensation committee was appointed by our board of directors and consists entirely of directors who are independent directors under applicable NASDAQ regulations, “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

For the Year Ended December 31, 2007

Our compensation committee determined the compensation for all of our executive officers, including Mr. Kevin Larkin, with respect to 2007. In determining the compensation for each of our executive officers, our compensation committee primarily relied on our compensation committee members’ experience as directors on other boards in order to determine a competitive level of compensation for all of our executive officers, including Mr. Kevin Larkin. Based on this input, our compensation committee discussed the provided information and recommended compensation levels to our board. For the year ended December 31, 2007, our compensation committee approved all the compensation levels requested and advised our board as to its recommendation, which then approved those recommended levels.

For the year ended December 31, 2007, no cash bonus or equity awards were proposed or awarded to any of our executive officers, on either an informal basis or through a formal compensation plan, other than option grants and related cash compensation to Ms. Thunen pursuant to the terms of her October 2007 employment agreement.

For the Year Ending December 31, 2008

Beginning in 2008, our board and compensation committee began to discuss, design, and implement a more formal approach to evaluating and determining executive compensation, in anticipation of achieving a successful initial public offering.

On February 20, 2008, our compensation committee discussed the implementation of our new, more formal process to evaluate the base salary levels of our executive officers, awarded stock options pursuant to our 2005

Stock Incentive Plan and approved a performance-based executive cash bonus plan. Our board approved these actions on February 28, 2008.

Our process to evaluate the compensation levels of our executive officers, with the exception of Ms. Thunen, whose compensation is specified in her October 2007 employment agreement, was based upon an examination and analysis of 11 different early stage or pre-commercialization companies (to the extent that similar positions existed to those of our executive officers) that had an S-1 Registration Statement filed with the SEC. These 11 companies are as follows: Broncus Technologies, Inc., CardioNet, Inc., Concentric Medical, Inc., Devax, Inc., Emphasys Medical, Inc., EnteroMedics, Inc., eyeonics, inc., Reliant Technologies, Inc., TranS1 Inc., TransMedics, Inc. and XTENT, Inc.

We examined these companies’ base salary, increases to base salary, cash bonus, and options outstanding (both vested and unvested) as disclosed for each of their named executive officers. We also incorporated additional input concerning base salaries and bonuses from our board members and data concerning base salaries and bonuses from the Dow Jones database. In addition, Mr. Kevin Larkin incorporated in his analysis his reviews of the prior year’s performance for all of the executive officers.

Based on the combination of that information, Mr. Kevin Larkin made recommendations for each of our executive officers, with the exception of himself and Ms. Thunen, to our compensation committee. These recommendations included suggested increases to base salary. Our compensation committee also considered information from an independent, commercially available study on early-stage companies’ chief executive officer compensation in order to deliberate on Mr. Kevin Larkin’s compensation. Other than to make and describe his recommendations, Mr. Kevin Larkin was not present during the compensation committee’s deliberations.

In addition, Mr. Kevin Larkin analyzed the same data and proposed, at the compensation committee meeting on February 20, 2008, for each of our executive officers with the exception of himself and Ms. Thunen, equity awards in the form of stock option grants. Our compensation committee reviewed the proposals and recommended approval of those options with the actual grant date effective March 21, 2008, after we had obtained a valuation of our common stock from Strategic Equity Group. Ms. Thunen was awarded an option grant in accordance with her employment agreement. The compensation committee also discussed with our board the awarding of stock option grants to Mr. Kevin Larkin, who was present during the discussion.

During the February 20, 2008 compensation committee meeting, Mr. Kevin Larkin proposed a performance-based cash bonus plan for 2008. This bonus plan was based upon the same analysis derived from the previously-mentioned 11 companies. Mr. Kevin Larkin also proposed bonus targets for each executive officer, including himself, based on performance and tied to a certain percentage of his or her base salary. Mr. Kevin Larkin presented the terms of the plan to the compensation committee and discussed the targets for each officer as well as each executive officer’s objectively measurable corporate and individual goals and objectives. At the conclusion of the meeting, our compensation committee approved the plan and targets in substantially the form as originally presented by Mr. Kevin Larkin, but retained the ability in the bonus plan’s terms to determine whether the executive had achieved his or her corporate or individual goal. Our board of directors ratified the bonus plan and each executive officer’s corporate and individual goals on February 28, 2008.

At the compensation committee meeting on April 14, 2008, Mr. Thunen’s exercise price for her options dated October 15, 2007 was increased from $0.41 per share to $0.58 per share, based on a retrospective valuation performed by SEG. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

On July 1, 2008, we engaged the compensation consulting firm of Towers Perrin to validate our compensation data, analysis and recommendations. We tasked Towers Perrin to examine the executive officer compensation components of base salary, cash bonus and equity option grants in the context of early-stage companies. Towers Perrin compared our compensation against the following 16 different already-public companies: AtriCure, Inc., Cardica, Inc., DexCom, Inc., Digirad Corp., Electro-Optical Sciences, Inc., EnteroMedics, Inc., Hansen Medical, Inc., Insulet Corp., LeMaitre Vascular, Inc., MAKO Surgical Corp., Micrus Endovascular Corp., Power Medical Interventions, Inc., SenoRx, Inc., TranS1 Inc., VNUS Medical Technologies, Inc. and XTENT, Inc.

Towers Perrin examined all 16 companies in analyzing Mr. Kevin Larkin and Ms. Thunen’s compensation. For all other executive officers, Towers Perrin used the closest comparable officer at the 16 companies; thus, not all 16 companies may have been examined for all of our other executive officers. Towers Perrin examined the base salary, bonus plan and actual ownership at each of these 16 companies. Towers Perrin then compared our total compensation and the individual elements of our compensation components with the survey data. Based in part on Towers Perrin’s analysis, our board of directors concluded that our executive officers’ compensation and compensation plans were appropriate considering our early stage and each of our executive’s experience, performance, responsibilities and duties.

We also engaged Towers Perrin on July 1, 2008 to examine our proposed compensation levels for our board of directors, assuming that we achieved a successful initial public offering. We asked Towers Perrin to inform us as to what the proper compensation levels should be for our board members, including the level and timing of cash and equity compensation for standard board membership as well as committee membership. Towers Perrin examined these tasks using the data obtained from the 16 companies examined for our executive officers.

We further engaged Towers Perrin on July 1, 2008 to examine executive officer change in control and other severance benefits and conduct a competitive analysis on executive officer severance and change in control agreements. Towers Perrin used the same 16 companies to evaluate competitive practices.

Compensation Components

The compensation committee has not established any formal policies or guidelines for allocating compensation between short-term and long-term incentive compensation, or between cash and non-cash compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short- and long-term goals and objectives, our compensation committee relies on its judgment about each individual’s experience, performance and responsibilities. Our compensation committee does not use a formulaic approach to compensatory decisions because such an approach could be too narrow to respond to short-term changes in business performance. As we mature from an early-stage, start-up venture to a revenue-producing commercial company, we expect to decrease the amount of our equity compensation.

Executive compensation currently consists of the following components:

Base Salary

We determine our executive officers’ salaries based on job responsibilities, individual experience and expected level of contribution, and we intend to benchmark our base salaries against those of comparable companies within the medical device industry. As a private company for the year ended December 31, 2007 and in previous years, the compensation committee relied on the experience of our directors, including Mr. Kevin Larkin and Mr. Fischer.

In 2008, our compensation committee began reviewing the salaries of our executives using data from 11 early-stage or pre-commercialization companies and the Dow Jones Database. It also began recommending to the compensation committee changes in salaries based primarily on comparative market data, significant changes in responsibilities during the prior calendar year and individual performance. Further, on July 1, 2008, we engaged

Towers Perrin to review and evaluate executive compensation, including base salaries. Towers Perrin reviewed competitive data with our board of directors during the July 21, 2008 meeting of our board of directors, and based in part on Towers Perrin’s analysis, our board concluded that our executives’ base salaries, including Mr. Kevin Larkin’s, were appropriate for their experience, roles, responsibilities and performance.

Mr. Kevin Larkin has been granted only modest annual increases in his base salary through 2008. We believe his salary and annual increases were fair based on our stage of development and the stock options granted to Mr. Kevin Larkin at the time he joined us. Our board of directors and compensation committee determined Mr. Kevin Larkin’s salary partly in comparison to chief executives at other publicly traded medical device companies with similar experience levels based on an analysis of numerous companies. On May 9, 2008, upon recommendation of our board of directors as part of its annual review of executive officers’ base salary, our board of directors approved an increase to Mr. Kevin Larkin’s annual base salary from $325,000 to $345,000, which was effective May 7, 2008. In establishing Mr. Kevin Larkin’s new salary, our board of directors took into account that Mr. Kevin Larkin has performed extraordinarily well in advancing our product through the necessary regulatory approval process.

We generally target the median base salary for the previously mentioned reviewed companies, while taking into consideration other factors such as the executive officer’s experience level, performance and duties, as well as our desire to attract and retain high-quality individuals. For example, if our executive officers have greater experience than their counterparts who are in the median salary range at peer companies, then we would expect to increase the base salary relative to the median salary of peer companies. Generally, our executive officers have had extensive executive level operational experience with numerous medical device companies prior to joining us, which results in their base salary generally being at least in the median range of base salaries of peer companies.

Short-Term Incentive Program

Our board of directors believes that cash-based annual incentive payments for achievement of defined objectives that create value in our company align the executive’s compensation with the interests of our stockholders.

The 2008 bonus plan for executives is a plan to provide cash incentives, consistent with industry standards, based upon objective and measurable goals, to eligible participants. Our executive officers are eligible to receive cash-based incentive payments based upon the achievement of certain personal and corporate objectives. Before 2008, we did not have a cash-based short term incentive program for our officers. The foundation of the 2008 bonus plan are the goals set by management and as approved by our board of directors that are most vital to our success as a company. Mr. Kevin Larkin recommended the 2008 objectives to our compensation committee. Our compensation committee accepted Mr. Kevin Larkin’s recommendations after recommending some changes to the objectives and their timing. In establishing the corporate and personal objectives for each of our executives, our board of directors believed that each of these objectives would be challenging to achieve.

Our management currently expects to present annually to our board of directors corporate goals and individual goals for each participant, numbering from three to six goals for each participant. Our board of directors will be responsible for approving the goals as presented, or as modified by our board of directors and management. The goals under this plan are measurable and objective.

The target bonus rates are as follows:

Participant	Position	Target bonus rate, as a percentage of base salary
Kevin T. Larkin	President and Chief Executive Officer	30%

Shelley B. Thunen	Chief Financial Officer	30%(1)

Margaret A. Kivinski, P.E., Esq.	Vice President of Intellectual Property, General Counsel and Corporate Secretary	25%

Gregory P. Watson	Vice President of Manufacturing and Product Development	25%

Robert K. Weigle	Vice President of Sales, Marketing and Reimbursement	25%

(1)	In accordance with Ms. Thunen’s employment agreement.

Target bonus rates represent the amount of bonus that would be paid at 100% achievement of the goals approved by our compensation committee. Base salary is defined as the actual base salary earned in 2008, excluding any other bonus, hiring bonus, relocation payments, vacation paid in lieu of vacation time taken or any other extraordinary payments.

At the end of each year, our management will evaluate the actual performance versus each goal to determine whether each goal was met and to what extent and will present the evaluation of their performance to the compensation committee. If corporate goals are not met to a level of at least 75%, no bonus payment is made. For all other achievement levels, a bonus will be paid in an amount equal to the achievement level (up to 100%) multiplied by the target bonus. However, the compensation committee has discretion to award bonuses in excess of that amount. Mr. Kevin Larkin is paid a cash bonus solely based upon the achievement of corporate goals, and all other officers are paid on a weighting of 25% corporate goal achievements and 75% individual goal achievements.

Management will present its evaluation of actual achievement versus the goals to the compensation committee after conclusion of the calendar year 2008. Our compensation committee has the discretion to modify the evaluation of achievement in the calculation. In addition, our compensation committee, either for individual participants or for all participants, may pay in excess of the achievement evaluation where our compensation committee has determined that an additional payment is justified.

Payment will be made after completion of the 2008 calendar year and review and approval by our compensation committee in the first quarter of 2009 of the actual achievement versus the goals and their approval of payment under the 2008 Executive & Director Bonus Plan, if any. Payment will be made as soon as practicable after approval by our compensation committee, but no later than the three weeks following this approval. All payments will be subject to income tax withholdings and other taxes as required by the IRS, state taxing authorities or any other statutorily required payment or withholding. The participant must be employed by us as of December 31, 2008 in order to be eligible for payment. The only exceptions are death, disability or layoff due to a cut-back in personnel and through no performance or conduct infraction by the employee, in which case the participant will be eligible for a pro-rata payment based upon the base salary as discussed above.

The personal objectives are generally the same as or similar to the corporate objectives which relate to that part of our business for which the executive officer has primary responsibility. Our 2008 corporate goals are to achieve an FDA panel meeting with a resulting approval recommendation, ship an initial next generation SSO2 Therapy System to Europe, develop processes for commercialization of our SSO2 Therapy System, implement interventional cardiologist education for our SSO2 Therapy System, limit our financial net loss and prepare for our initial public offering.

Pursuant to Ms. Thunen’s employment agreement, Ms. Thunen’s 2008 cash bonus only is guaranteed and is not tied to achievement of corporate or personal objectives. However, in 2008, her personal objectives are to prepare for the public offering, to evaluate licensing requirements upon commercialization, to complete our financial statement audit in a timely manner and to propose certain business and legal strategies.

Ms. Kivinski’s personal objectives in 2008 are to file new patent provisional applications for the next generation of our SSO2 Therapy System, to evaluate licensing requirements upon commercialization, to propose certain business and legal strategies and to evaluate an international payroll strategy. All of Ms. Kivinski’s personal objectives for 2008 will be weighted equally.

Mr. Watson’s personal objectives in 2008 are to prepare for and obtain a successful FDA good manufacturing practices audit, to ship an initial next generation SSO2 Therapy System to Europe, to develop our commercialization process and to prepare our next generation SSO2 Therapy System FDA supplement for submission to the FDA. All of Mr. Watson’s personal objectives for 2008 will be weighted equally.

Mr. Weigle’s personal objectives in 2008 are to continue to support our reimbursement efforts by preparing an application for CMS, to develop our commercialization process, to implement interventional cardiologist education for our SSO2 Therapy System and to ship an initial next generation SSO2 Therapy System to Europe. All of Mr. Weigle’s personal objectives for 2008 will be weighted equally.

Long-Term Equity-Based Incentive Awards

We believe that equity ownership in our company is important to provide our executive officers with long-term incentives to build value for our stockholders. Long-term equity can be awarded to executives by our compensation committee in the form of stock options, restricted stock, stock appreciation rights, restricted stock units or performance units and performance shares. However, after our initial public offering, long-term equity awards to Mr. Kevin Larkin will be approved by our board of directors upon the recommendation of our compensation committee. Equity grants or awards were made to our executives in 2005 and 2008, and, in addition, certain executives received grants or awards when they were hired. The exercise price of our stock options is the fair market value of our stock as established based upon the good faith determination of our board of directors or audit committee and, since early 2008, upon the valuation performed by SEG. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of the individual’s commencing employment or the date of grant, as applicable. Each executive officer was provided with an option grant when they joined us based upon their position with us, expected level of contribution and relevant prior experience. These initial grants typically vest over four years, and no shares vest before the six-month anniversary of the option grant for new hires. Generally, subsequent option grants vest monthly over four years. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time and to more properly align the executive’s interest with our stockholders’ interests.

We expect that we will continue to provide new executives with initial stock option grants in 2008 and in subsequent years to provide long-term compensation incentives.

Change of Control and Severance Agreements

We entered into change of control and severance agreements in August 2008 with our executive officers. The change of control and severance agreements with our executive officers provide for a severance payment and other benefits if their employment with us is terminated without “cause” or under specified circumstances in connection with a change of control (including during the period from the commencement of efforts to sell us through 24 months following a change of control). The agreements are designed to retain our named executive officers and provide continuity of management in the event of an actual or threatened change of control or termination without “cause” and to ensure that our named executive officers’ compensation and benefits expectations would be satisfied in such event. A description of the material terms of these agreements can be found under “Employment and Severance Agreements—Change of Control and Severance Agreements.”

Other Benefits

We maintain a retirement savings plan, or a 401(k) plan, for the benefit of our eligible employees. Employees eligible to participate in our 401(k) plan will be those employees who have attained the age of 18. Employees may elect to defer their compensation up to the statutorily prescribed limit. An employee’s interests in his or her deferrals will be 100% vested when contributed. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. Contributions to the 401(k) plan and earnings on those contributions will not be taxable to the employees until distributed from the 401(k) plan.

We also provide health, dental, vision and life insurance and other customary employee assistance plans to all full-time employees, including the named executive officers.

Accounting and Tax Considerations

Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123(R) (revised 2004), Share-Based Payment, or SFAS 123(R). Under SFAS 123(R), we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award.

Our compensation committee administers our equity plans. Our compensation committee consists of at least two or more “outside directors” within the meaning of Section 162(m) of the Code so that options granted under our equity plans qualify as “performance based compensation.”

Section 162(m) of the Code limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers, other than our chief executive officer, to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based compensation.” In the past, annual cash compensation to our executive officers has not exceeded $1,000,000 per person, so the compensation has been deductible. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000.

Summary Compensation Table

The following table sets forth summary compensation information for the year ended December 31, 2007 for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year whose total compensation exceeded $100,000. We refer to these persons as our named executive officers elsewhere in this prospectus.

Name and Principal Position	Salary		Option Awards(1)	Total
Kevin T. Larkin President and Chief Executive Officer, Director	$319,421		$—	$319,421
Shelley B. Thunen Chief Financial Officer	56,278	(2)	3,011	59,289
Margaret A. Kivinski, P.E., Esq. Vice President of Intellectual Property, General Counsel and Corporate Secretary	195,283		—	195,283
Gregory P. Watson Vice President of Manufacturing and Product Development	211,000		—	211,000
Robert K. Weigle Vice President of Sales, Marketing and Reimbursement	225,920		—	225,920

(1)	Amounts represent the fair value of stock options expensed in 2007 under SFAS 123(R) as discussed in note 8 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Ms. Thunen was hired on October 1, 2007, at an annual salary of $265,000.

Grants of Plan-Based Awards in 2007

The following table lists grants of plan-based awards made to our named executive officers in 2007 and related total fair value compensation for 2007.

	Grant	All Other Options Awards: Number of Shares of Common Stock Underlying Options	Exercise Price of Option Awards	Grant Date Fair Value of Stock And Option Awards
Name	Date	(#)	($/sh)	($)
Kevin T. Larkin	—	—	$—	$—
Shelley B. Thunen	10/15/2007	178,590	0.58	57,131
Margaret A. Kivinski, P.E., Esq.	—	—	—	—
Gregory P. Watson	—	—	—	—
Robert K. Weigle	—	—	—	—

(1)	Amounts represent the estimated total fair value of stock options granted in 2007 under SFAS 123(R) as discussed in Note 8 to our consolidated financial statements included elsewhere in this prospectus.

See “Equity Incentive Plans” below for complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and the Grants of Plan Based Awards Table were paid or awarded and the criteria for such payment. For a description of employment and severance agreements with our named executive officers, see “Employment and Severance Agreements.”

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2007.

	Option Awards
Name	Number of Shares of Common Stock Underlying Unexercised Options Exercisable	Number of Shares of Common Stock Underlying Unexercised Options Unexercisable	Option Exercise Price per Share	Option Expiration Date
Kevin T. Larkin	292,500	227,500	$0.41	09/08/2015
	4,687	313	4.60	03/31/2014
	75,000	—	4.60	05/07/2011
Shelley B. Thunen	—	178,590	0.58	10/15/2017
Margaret A. Kivinski, P.E., Esq.	63,281	49,219	0.41	09/08/2015
	3,000	—	4.60	11/06/2011
	2,000	—	4.60	11/14/2012
	1,000	—	4.60	02/12/2014
	4,218	282	4.60	03/31/2014
	4,500	—	4.60	11/06/2010
Gregory P. Watson	91,012	70,788	0.41	09/08/2015
	2,500	—	4.60	09/07/2011
	5,000	—	4.60	11/14/2012
	1,200	—	4.60	09/25/2013
	7,500	—	4.60	09/07/2009
	2,000	—	4.60	09/07/2010
Robert K. Weigle	90,562	70,438	0.41	09/08/2015
	15,000	—	4.60	01/21/2012
	3,916	84	4.60	03/31/2014

Option Exercises and Stock Vested for 2007

There were no options exercised by our named executive officers in 2007.

Employment and Severance Agreements

Employment Agreement

Shelley B. Thunen is employed as our chief financial officer pursuant to a letter agreement dated October 1, 2007. Under this agreement, Ms. Thunen is entitled to receive an annual base salary of $265,000, a guaranteed bonus of 30% of her annual base salary payable at the end of 2008, a guaranteed salary increase of $20,000 upon the filing of a registration statement for our initial public offering, and an increase in her annual bonus to at least 40% of her annual base salary upon the successful completion of an initial public offering. Her annual bonus increases to at least 50% of her annual base salary after the completion of the calendar year following the initial public offering. Ms. Thunen was also granted an option to purchase 178,590 shares of common stock at an exercise price of $0.41 per share, which was subsequently increased to the fair market value of our common stock of $0.58, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies and Estimates—Stock-Based Compensation.” This option vests at a rate of 6/48th upon the completion of six months of employment and 1/48th per month thereafter so long as Ms. Thunen continues her service with us.

Change of Control and Severance Agreements

In August 2008, we entered into change of control and severance agreements with our named executive officers.

The agreements with Mr. Kevin Larkin and Ms. Thunen are referred to as double trigger arrangements and provide the following severance benefits in the event the executive is terminated without “cause” or the executive resigns for “good reason” (as such terms are defined in the agreements) in connection with a change of control (including during the period from the commencement of efforts to sell us through 24 months following a change of control): (i) a lump sum cash payment equal to 200% of the executive’s then-current annual base salary in effect immediately prior to the termination (or if the executive’s base salary has been reduced within 60 days prior to the termination or at any time after the change of control, the executive’s base salary in effect prior to the reduction); (ii) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of two years from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under our existing plans and arrangements, we will reimburse the executive for the monthly premium charged by insurance carriers for continuation coverage under COBRA); and (iii) full acceleration and vesting of all of the executive’s outstanding options to purchase our stock or other equity awards, to the extent not otherwise provided for under our stock plans, with the options or other equity awards to become exercisable and remain exercisable for the period of time set forth in the instruments governing such options or other equity awards.

The agreements with Mr. Kevin Larkin and Ms. Thunen also provide the following severance benefits in the event the executive is terminated without “cause” and without regard to whether a change of control has occurred or will occur: (i) a lump sum cash payment equal to 100% of the executive’s then-current annual base salary in effect immediately prior to the termination (or if the executive’s base salary has been reduced within 60 days prior to the termination or at any time after the change of control, the executive’s base salary in effect prior to the reduction); and (ii) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of one year from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under our existing plans and arrangements, we will reimburse the executive for the monthly premium charged by insurance carriers for continuation coverage under COBRA).

The agreements with Messrs. Weigle and Watson and Ms. Kivinski are double trigger arrangements and provide the following severance benefits in the event the executive is terminated without “cause” or the executive resigns for “good reason” (as such terms are defined in the agreements) in connection with a change of control (including during the period from the commencement of efforts to sell us through 24 months following a change of control): (i) a lump sum cash payment equal to 100% of the executive’s then current annual base salary in effect immediately prior to the termination (or if the executive’s base salary has been reduced within 60 days prior to the termination or at any time after the change of control, the executive’s base salary in effect prior to the reduction); (ii) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of one year from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under our existing plans and arrangements, we will reimburse the executive for the monthly premium charged by insurance carriers for continuation coverage under COBRA); and (iii) full acceleration and vesting of all of the executive’s outstanding options to purchase our stock or other equity awards, to the extent not otherwise provided for under our stock plans, with the options or other equity awards to become exercisable and remain exercisable for the period of time set forth in the instruments governing such options or other equity awards.

The agreements with Messrs. Weigle and Watson and Ms. Kivinski also provide the following severance benefits in the event the executive is terminated without “cause” and without regard to whether a change of control has occurred or will occur: (i) a lump sum cash payment equal to 50% of the executive’s then current annual base salary in effect immediately prior to the termination (or if the executive’s base salary has been reduced within 60 days prior to the termination or at any time after the change of control, the executive’s base salary in effect prior to the reduction); and (ii) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of six months from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under our existing plans and arrangements, we will reimburse the executive for the monthly premium charged by insurance carriers for continuation coverage under COBRA).

Payments of the severance benefits under the agreements may be delayed to the extent required under Section 409A of the Code.

For purposes of the agreements, “cause” generally means: (i) the executive’s willful and continued failure to perform the duties and responsibilities of the executive’s position after there has been delivered to the executive a written demand for performance from the board of directors which describes the basis for the board of directors’ belief that the executive has not substantially performed his or her duties and provides the executive with 30 days to take corrective action; (ii) any act of personal dishonesty taken by the executive in connection with his or her responsibilities as an employee of ours with the intention or reasonable expectation that such action may result in the substantial personal enrichment of the executive; (iii) the executive’s conviction of, or plea of nolo contendere to, a felony that the board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business; (iv) a breach of any fiduciary duty owed to us by the executive that has a material detrimental effect on our reputation or business; (v) the executive being found liable in any SEC or other civil or criminal securities law action or the entering of any cease and desist order with respect to such action (regardless of whether or not the executive admits or denies liability); or (vi) the executive (A) obstructing or impeding; (B) endeavoring to influence, obstruct or impede; or (C) failing to materially cooperate with, any investigation authorized by the board of directors or any governmental or self-regulatory entity (although the executive’s failure to waive the attorney-client privilege relating to communications with the executive’s own attorney in connection with such an investigation will not constitute cause).

For purposes of the agreements, “good reason” generally means the executive’s resignation within 30 days following the expiration of any of our cure periods following the occurrence, without the executive’s written consent, after a change of control, of one or more of the following: (i) a material diminution in the executive’s title or duties as in effect immediately prior to a change of control; (ii) a material reduction in the executive’s annual base salary or annual bonus opportunity (except for a reduction in a similar percent or amount applicable to all other similarly situated employees of ours); (iii) a material breach of any material provision of the applicable agreement; or (iv) the relocation of the executive to a facility or location that is more than 30 miles from the executive’s then-current principal place of employment. In the case of Mr. Kevin Larkin and Ms. Thunen, a diminution would occur if they were not the Chief Executive Officer or Chief Financial Officer, as applicable, of the acquiring company or surviving entity. In the case of our other executive officers, the determination of whether a material diminution in title and responsibilities has occurred would take into account, among other factors, whether they have or were offered a comparable role in the acquiring entity, or a subsidiary or division of the acquiring entity, doing the business of the acquired company.

In order to receive any severance or other benefits provided for in the agreements, the executive will be required to sign and not revoke a release of claims in such form as reasonably required by us at the time of the executive’s termination of employment.

Potential Payments Upon Termination or Change-of-Control

The information set forth in the table below describes the compensation that would become payable to our named executive officers under current plans and arrangements, including the agreements discussed under the caption “Change of Control and Severance Agreements” above, if a termination or change-of-control had occurred on December 31, 2007, the last day of our fiscal year. The table assumes that each named executive officer’s salary will be the same on the date of termination as it was on the last day of our fiscal year. Finally, the amounts set forth for insurance, health benefits and similar policies assume the continued availability of such policies on terms which are equivalent to those in effect as of the last day of our fiscal year. The compensation amounts set forth below exclude benefits that accrued prior to December 31, 2007.

Because the disclosures in the table below assume the occurrence of a termination or change-of-control as of a particular date, and accordingly make a number of important assumptions, the actual amounts to be paid to each of our named executive officers upon a termination or change-of-control may vary significantly from the amounts included below. Factors that could affect these amounts include the timing during the year of any such event, our stock price on such date, the continued availability of benefit policies and the type of termination event that occurs.

Name	Termination for Cause	Voluntary Termination	Termination Without Cause		Termination for Good Reason	Termination in Connection with Change-of- Control(1)
Kevin T. Larkin
Salary	—	—	$325,000	(2)	—	$650,000	(3)
Acceleration of Vesting		—	—		—		(5)
Other Benefits	—	—	18,636	(6)	—	37,272	(6)
Shelley B. Thunen
Salary	—	—	265,000	(2)	—	530,000	(3)
Acceleration of Vesting		—	—		—		(5)
Other Benefits	—	—	553	(6)	—	1,106	(6)
Margaret A. Kivinski, P.E., Esq.
Salary	—	—	97,450	(4)	—	194,900	(2)
Acceleration of Vesting		—	—		—		(5)
Other Benefits	—	—	7,310	(6)	—	14,620	(6)
Gregory P. Watson
Salary	—	—	105,500	(4)	—	211,000	(2)
Acceleration of Vesting		—	—		—		(5)
Other Benefits	—	—	876	(6)	—	1,752	(6)
Robert K. Weigle
Salary	—	—	113,200	(4)	—	226,400	(2)
Acceleration of Vesting		—	—		—		(5)
Other Benefits	—	—	7,310	(6)	—	14,620	(6)

(1)	This column applies solely to terminations without cause or for good reason in connection with a change-of-control (including during the period from the commencement of efforts to sell us through 24 months following a change-of-control).

(2)	Represents 100% of then-current annual base salary which would have been payable in a lump sum within 10 days of termination.

(3)	Represents 200% of then-current annual base salary which would have been payable in a lump sum within 10 days of termination.

(4)	Represents 50% of then-current annual base salary which would have been payable in a lump sum within 10 days of termination.

(5)	There was no public market for our common stock on December 31, 2007. Accordingly, we have estimated the market value of our common stock to be $ per share, which is the midpoint of the estimated public offering price range on the cover page of this prospectus. The amounts set forth represent the value realized by each named executive officer upon the accelerated vesting of outstanding options, which is based on the difference between the exercise price of each of the outstanding options and the market value per share on December 31, 2007, multiplied by the number of outstanding options held by each named executive officer as of December 31, 2007.

(6)	We will use our best efforts to continue various employee benefit plans and programs under which our named executive officers were entitled to participate prior to termination in the event of a termination of their employment under specified circumstances, as detailed in their respective change of control and severance agreement. In the event that we cannot provide any medical or dental benefits to a named executive officers, we will permit such named executive officer to elect to continue medical and dental benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended. We will use our best efforts to continue various employee benefit plans and programs for Mr. Kevin Larkin and Ms. Thunen for a period of two years following the date of termination in connection with a change-of-control (one year in the case of a termination without cause absent a change-of-control) or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier. We will use our best efforts to continue various employee benefit plans and programs for Ms. Kivinski and Messrs. Watson and Weigle for a period of one year following the date of termination in connection with a change-of-control (six months in the case of a termination without cause absent a change-of-control) or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier.

Non-qualified Deferred Compensation

None of our named executive officers participates in non-qualified defined contribution plans or other non-qualified deferred compensation plans maintained by us. Our compensation committee may elect to provide our officers and other employees with non-qualified defined contribution or non-qualified deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Limitation of Liability and Indemnification Matters

On completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate the personal liability of directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, or DGCL, and will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director or executive officer or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. However, this provision does not eliminate or limit the personal liability of a director for monetary damages:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for certain liabilities relating to unlawful payments of dividends, stock purchases and redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. On completion of this offering we intend to obtain directors’ and officers’ liability insurance. We are not currently aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted.

Director Compensation for 2007

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2007.

Name	Fees Earned or Paid in Cash	All Other Compensation		Total
Frank M. Fischer	$30,000	$—		$30,000
Joseph S. Lacob	—	—		—
Hayden H. Harris	—	—		—
David B. Musket	—	15,000	(1)	15,000	(1)
C. Raymond Larkin, Jr.	—	—		—

(1)	Paid to Musket Research Associates, Inc. in connection with our Series J Preferred Stock financing where Musket Research Associates, Inc. acted as a consultant. Mr. Musket is President of Musket Research Associates, Inc.

We have at times in the past granted certain of our directors options to purchase our common stock.

After Completion of Our Initial Public Offering

Effective upon the closing of this offering, each of our non-employee directors will receive an annual cash retainer equal to $25,000, and the non-employee director who serves as the chairperson of our board of directors will receive an annual retainer of $50,000. In addition to the annual retainers, non-employee directors will receive $2,000 for each board meeting attended in person and $2,000 for each committee meeting attended in person or telephonically. Each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will receive an additional annual retainer of $15,000, $10,000 and $5,000, respectively. No other retainers will be paid to our directors. We reimburse each non-employee member of our board of directors for reasonable out-of-pocket expenses incurred in connection with attending our board and committee meetings.

All non-employee directors will be eligible to receive all types of stock awards (except for incentive stock options) under the 2008 Stock Incentive Plan, including discretionary awards. Each non-employee director first appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an automatic initial nonstatutory stock option to purchase 30,000 shares of common stock upon such appointment. In addition, immediately following each annual meeting of our stockholders, beginning in 2009, non-employee directors will receive a subsequent nonstatutory stock option to purchase 10,000 shares of common stock. All options granted under these automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value of our common stock on the date of grant. Each 30,000 share option grant to non-employee directors will become exercisable in 36 equal monthly installments, so long as the non-employee director remains a director at each installment date. Each 10,000 share option grant will fully vest on its date of grant and will be fully exercisable at that time. Upon a change in control transaction, all options previously awarded to our directors immediately accelerate and become fully vested and exercisable.

Equity Incentive Plans

1995 Stock Incentive Plan

Our 1995 Stock Incentive Plan, or the 1995 Plan, was adopted by our board of directors and stockholders on May 12, 1995, and subsequently amended in September 1996, December 1997 and on April 14, 1998. The 1995 Plan terminated automatically on May 12, 2005, and we cannot grant any further awards thereunder. However, the 1995 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 1995 Plan. The 1995 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code to employees and for the grant of non-statutory stock options and restricted stock to employees, consultants and directors. A total of 1,500,000 shares of our common stock have been authorized and reserved for issuance under the 1995 Plan. As of June 30, 2008, options to purchase a total of 154,025 shares of common stock, with a weighted exercise price of $4.45 per share, were outstanding under the 1995 Plan, all of which are fully vested and exercisable.

The exercise price of all incentive stock options granted under the 1995 Plan will not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price on non-statutory stock options granted under the 1995 Plan will not be less than 85% of the fair market value of the common stock on the date of the grant. With respect to any optionee who owns more than 10% of our voting stock (which we refer to as a 10% stockholder), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of our common stock on the grant date. The 1995 Plan provides for an option term of up to ten years, or five years for incentive stock options granted to such 10% stockholders. The purchase price of restricted stock issued under the 1995 Plan is determined by our board of directors as set forth in each individual stock purchase agreement. Options granted under the 1995 Plan are non-transferable except by will, the laws of descent and distribution or other applicable laws and, during the life of the optionee, may be exercisable only by such optionee. However, in the discretion of the administrator of the 1995 Plan, any option may be assigned or transferred in any manner permitted under the Code. Shares of restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the stock purchase agreement or by the administrator of the 1995 Plan.

The 1995 Plan will continue to be administered by our compensation committee. Our board of directors may amend or terminate the 1995 Plan as desired without further action by our stockholders, except as set forth in the 1995 Plan and as required by applicable law. Also, no amendment or termination, as the case may be, may substantially affect or impair the rights of any participant under an outstanding option agreement or stock purchase agreement without such participant’s consent.

2002 Stock Incentive Plan

Our 2002 Stock Incentive Plan, or the 2002 Plan, was adopted by our board of directors and stockholders on January 17, 2002. No further awards will be granted under the 2002 Plan after the completion of this offering. However, the 2002 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2002 Plan. The 2002 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code, to employees and for the grant of non-statutory stock options and restricted stock to employees, consultants and directors. A total of 1,000,000 shares of our common stock have been authorized and reserved for issuance under the 2002 Plan. As of June 30, 2008, options to purchase a total of 88,500 shares of common stock, with a weighted exercise price of $4.60 per share, were outstanding under the 2002 Plan.

The exercise price of all incentive stock options granted under the 2002 Plan will not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of non-statutory stock options granted under the 2002 Plan will not be less than 85% of the fair market value of our common stock on the date of the grant. With respect to any 10% stockholder, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value of our common stock on the grant date. The 2002 Plan provides for an option term of up to ten years or five years for incentive stock options granted to such 10% stockholders. The purchase price of restricted stock issued under the 2002 Plan is determined by our board of directors as set forth in each individual stock purchase agreement, but must be equal to at least 85% (or, in the case of 10% stockholders, 100%) of the fair market value of the common stock on the date of the grant.

Options granted under the 2002 Plan are non-transferable except by will, the laws of descent and distribution or other applicable laws and, during the life of the optionee, may be exercisable only by such optionee.

The administrator of the 2002 Plan shall have the discretion to provide the extent (if any) to which vesting of an option granted under the 2002 Plan shall occur upon the consummation of a change in control, as well as the discretion to determine the terms and conditions by which each such option so vests. Such discretion shall be with respect to each option, and each option may be treated differently.

The administrator of the 2002 Plan can determine, in each option agreement, the extent to which: (i) the options (including the unvested portion thereof) are to be assumed by the acquiring or successor entity (or parent thereof) or new options of comparable value are to be issued in exchange therefor pursuant to the terms of the change in control transaction, or (ii) the options (including the unvested portion thereof) are to be replaced by the acquiring or successor entity (or parent thereof) with other incentives of comparable value under a new incentive program containing such terms and provisions as the administrator in its discretion may consider equitable. If outstanding options are assumed, or if new options of comparable value are issued in exchange therefor, then each such option or new option shall be appropriately adjusted, concurrently with the change in control, to apply to the number and class of securities or other property that the participant would have received pursuant to the change in control transaction in exchange for the shares issuable upon exercise of the option had the option been exercised immediately prior to the change in control, and appropriate adjustment also shall be made to the exercise price such that the aggregate exercise price of each such option or new option shall remain the same as nearly as practicable.

The options granted under the 2002 Plan shall accelerate automatically and vest in full effective immediately prior to the consummation of a change in control event, unless the option is to be assumed by the acquiring or successor entity (or parent thereof) or a new option or new incentives are to be issued in exchange therefor, as described in the paragraph above.

The 2002 Plan will continue to be administered by our compensation committee. Our board of directors may amend or terminate the 2002 Plan as desired without further action by our stockholders, except as set forth in the 2002 Plan and as required by applicable law. Also, no amendment or termination, as the case may be, may substantially affect or impair the rights of any participant under an outstanding option agreement or stock purchase agreement without such participant’s consent. The 2002 Plan will continue in effect until terminated by our board of directors or January 17, 2012, whichever is earlier.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan, or the 2005 Plan, was adopted by our board of directors and stockholders on July 7, 2005. No further awards will be granted under the 2005 Plan after the completion of this offering. However, the 2005 Plan will continue to govern the terms and conditions of the outstanding awards granted under the 2005 Plan. The 2005 Plan provides for the grant of incentive stock options, as defined under Section 422 of the Code, to employees, and for the grant of non-statutory stock options and restricted stock to employees, consultants and directors. A total of 3,250,000 shares of our common stock have been authorized and reserved for issuance under the 2005 Plan. As of June 30, 2008, options to purchase a total of 2,708,009 shares of common stock, with a weighted exercise price of $0.97 per share, were outstanding under the 2005 Plan.

The exercise price of all incentive and non-statutory stock options granted under the 2005 Plan must be equal to at least 100% of the fair market value of the common stock on the date of grant. With respect to any 10% stockholder the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The 2005 Plan provides for an option term of up to ten years, but not to exceed five years for incentive stock options granted to 10% stockholders. The purchase price of restricted stock issued under the 2005 Plan is determined by the board as set forth in each individual stock purchase agreement, but must be equal to at least 85% of the fair market value of the common stock on the date of the grant and at least 100% of the fair market rate on the grant date for 10% stockholders.

Options granted under the 2005 Plan are non-transferable except by will, the laws of descent and distribution or other applicable laws, and, during the life of the optionee, may be exercisable only by such optionee.

The administrator of the 2005 plan shall have the discretion to provide the extent, if any, to which vesting of an option granted under the 2005 Plan shall occur upon the consummation of a change in control, as well as the discretion to determine the terms and conditions by which each such option so vest. Such discretion shall be with respect to each option, and may be different than other options currently issued or that may be issued.

The 2005 Plan defines a change in control as (i) the acquisition, directly or indirectly, in one transaction or a series of related transactions, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of the beneficial ownership of our securities possessing more than fifty percent (50%) of the total combined voting power of all of our outstanding securities; (ii) a merger or consolidation in which we are not the surviving entity, except for a transaction in which the holders of our outstanding voting securities immediately prior to such merger or consolidation hold, in the aggregate, securities possessing more than fifty percent (50%) of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation; (iii) a reverse merger in which we are the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of all of our outstanding voting securities are transferred to or acquired by a person or persons different from the persons holding those securities immediately prior to such merger; (iv) the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of our assets; or (v) the approval by the stockholders of a plan or proposal for our liquidation or dissolution.

The administrator of the 2005 Plan can determine, in each option agreement, the extent to which: (i) the options (including the unvested portion thereof) are to be assumed by the acquiring or successor entity (or parent thereof) or new options of comparable value are to be issued in exchange therefor pursuant to the terms of the change in control transaction, or (ii) the options (including the unvested portion thereof) are to be replaced by the acquiring or successor entity (or parent thereof) with other incentives of comparable value under a new incentive program, or New Incentives, containing such terms and provisions as the administrator in its discretion may consider equitable. If outstanding options are assumed, or if new options of comparable value are issued in exchange therefor, then each such option or new option shall be appropriately adjusted, concurrently with the change in control, to apply to the number and class of securities or other property that the participant would have received pursuant to the change in control transaction in exchange for the shares issuable upon exercise of the option had the option been exercised immediately prior to the change in control, and appropriate adjustment also shall be made to the exercise price such that the aggregate exercise price of each such option or new option shall remain the same as nearly as practicable.

Generally, the options granted under the 2005 Plan shall accelerate automatically and vest in full effective immediately prior to the consummation of a change in control event unless the option is to be assumed by the acquiring or successor entity (or parent thereof) or a new option or New Incentives are to be issued in exchange therefor, as described in the paragraph above.

The 2005 Plan will continue to be administered by our compensation committee. Our board of directors may amend or terminate the 2005 Plan as desired without further action by our stockholders, except as set forth in the 2005 Plan and as required by applicable law. Also, no amendment or termination, as the case may be, may substantially affect or impair the rights of any participant under an outstanding option agreement or stock purchase agreement without such participant’s consent. The 2005 Plan will continue in effect until terminated by our board of directors or July 7, 2015, whichever is earlier.

2008 Stock Incentive Plan

Our board of directors adopted our 2008 Stock Incentive Plan, or the 2008 Plan, in July 2008 subject to stockholder approval, which was obtained on             , 2008. The 2008 Plan is not expected to be utilized until after the completion of this offering. The 2008 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and for the grant of nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to our employees, directors and consultants.

A total of 2,000,000 shares of our common stock will be reserved for issuance pursuant to the 2008 Plan. Beginning with plan year ending December 31, 2010, the number of shares issuable under the 2008 Plan may be increased annually by the lessor of (i) four percent of our outstanding shares of common stock determined on the last day of the immediately preceding year or (ii) an amount determined by the plan administrator, subject to an aggregate limitation of no more than one million eight hundred thousand (1,800,000) shares and also subject to adjustment for changes to our capital structure. Our board has the ability to decrease the number of shares added to the 2008 Plan annually without the approval of our stockholders. Currently no shares are issued and outstanding under the 2008 Plan.

The exercise price of options granted under the 2008 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any 10% stockholder, the term may not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of the 2008 Plan, the compensation committee determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in his or her option agreements. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock appreciation rights also may be granted under the 2008 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of the 2008 Plan, the compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock may also be granted under the 2008 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the number of shares of restricted stock granted to any employee, director or consultant. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals or continued service to us. However, the compensation committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture upon a participant’s termination of employment.

Restricted stock units may also be granted under the 2008 Plan. Restricted stock units are bookkeeping entries representing our promise to pay a certain amount of stock in the future. The compensation committee determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. However, the compensation committee, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares may also be granted under the 2008 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the compensation committee are achieved or the awards otherwise vest. The compensation committee will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the compensation committee, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the compensation committee prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. The compensation committee, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

The 2008 Plan provides that in the event of a merger or “change in control,” as defined in the 2008 Plan, each outstanding award will be treated in such a manner as the compensation committee determines. The compensation committee is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. In addition, if the outstanding awards are assumed or substituted by an acquiring entity and the employment of the holder of the awards is terminated without cause, as defined in the 2008 Plan, within twelve months after the change of control transaction, the holder’s awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable. The compensation committee will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions will be deemed met. The award will terminate upon the expiration of the period of time the compensation committee provides in the notice.

Our 2008 Plan will automatically terminate in 2018, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2008 Plan, if such action does not impair the rights of any participant.

2008 Employee Stock Purchase Plan

Our board of directors adopted the 2008 Employee Stock Purchase Plan, or 2008 ESPP, in July 2008. The 2008 ESPP will become effective after stockholder approval and the completion of this offering. We believe that providing our executive officers and all our other employees with the ability to participate in the 2008 ESPP provides them with a further incentive towards ensuring our success and accomplish our corporate goals. A total of 600,000 shares of our common stock will initially be made available for sale under the terms of this plan. Beginning with the plan year ending October 31, 2010, the number of shares of our common stock issuable under the 2008 ESPP may be increased annually at an amount equal to the lessor of (i) two percent of the outstanding shares of our common stock determined on the last day of the immediately preceding plan year or (ii) an amount determined by the plan administrator, subject to adjustment. Our board has the ability to decrease the shares reserved for our 2008 ESPP annually without the approval of our stockholders.

Our compensation committee administers the 2008 ESPP and has full and exclusive authority to interpret the terms of the 2008 ESPP and determine eligibility to participate, subject to the conditions of our 2008 ESPP as described below.

All of our employees are eligible to participate in the 2008 ESPP if they are employed by us, or any participating subsidiary, for at least 20 hours per week and have been employed for at least 30 days (or, for the initial offering period, was employed by us on the date the registration statement relating to this prospectus became effective). However, an employee may not be granted an option to purchase stock under the 2008 ESPP if:

•	immediately after the grant, such employee would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	the employee’s rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

The 2008 ESPP is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be approximately the six-month period commencing with the grant date and ending with the purchase date. The offering periods are scheduled to start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after April 30, 2009.

The 2008 ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant’s base straight time gross earnings, certain commissions, overtime and shift premium, but excludes payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of $25,000 worth of shares per calendar year under the terms of this plan.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the grant date or the purchase date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2008 ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the 2008 ESPP.

In the event of our merger, as defined under the 2008 ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the option, the offering period then in progress will be shortened. The administrator will notify each participant that the participant’s option will be exercised automatically on the effective date of the proposed merger transaction unless prior to such date the participant has withdrawn from the offering period.

The 2008 ESPP will automatically terminate in 2018, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the 2008 ESPP, except that, subject to certain exceptions set forth in the 2008 ESPP, no such action may adversely affect any outstanding rights to purchase stock under the 2008 ESPP without stockholder approval.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Financings

The table below sets forth the participation in the Series I and Series J redeemable convertible preferred stock financings by certain of our executive officers, directors and 5% stockholders as well as persons and entities associated with them, as applicable.

Investor	Shares of Series I Redeemable Convertible Preferred Stock		Average Price Per Share of Series I Redeemable Convertible Preferred Stock	Shares of Series J Redeemable Convertible Preferred Stock		Average Price Per Share of Series J Redeemable Convertible Preferred Stock
5% Stockholders
KPCB Holdings, Inc. (as nominee XI)	1,219,512		$4.10	1,253,093		$6.38
Kleiner Perkins Caufield & Byers VII, L.P.	1,801,446		3.97	—		6.38
Integral Capital VI	987,804		4.10	319,710		6.38
NSV Partners V-A, L.P.	1,253,393		4.00	—		6.38
Aperture Capital II, L.P.	763,975		3.95	328,937		6.38
Directors
Frank Fischer	179,381		3.97	60,689		6.38
Hayden H. Harris	202,123	(1)	3.76	18,818	(2)	6.38
Joseph S. Lacob	3,020,958	(3)	4.02	1,253,093	(4)	6.38
C. Raymond Larkin	8,292	(5)	4.10	7,831	(6)	6.38
David B. Musket	97,326	(7)	3.98	54,822		6.38
Officer
Kevin T. Larkin	24,390	(8)	4.10	6,275	(9)	6.38

(1)	Consists of 55,096 shares acquired by Hayden Harris Living Trust and 147,027 shares acquired by EDF Ventures, Limited Partnership. Mr. Harris is the trustee of the Hayden Harris Living Trust. Mr. Harris is a general partner of, and shares voting and investment power over the shares held by, EDF Ventures, Limited Partnership. Mr. Harris disclaims beneficial ownership of the shares held by EDF Ventures, Limited Partnership, except to the extent of his pecuniary interest therein.

(2)	Consists of shares acquired by Hayden Harris Living Trust.

(3)	Consists of 1,801,446 shares acquired by Kleiner Perkins Caufield & Byers VII, LP and 1,219,512 shares acquired by KPCB Holdings (as nominee XI). These shares are held for convenience in the name of “KPCB Holdings, Inc., as Nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers and others. KPCB Holdings, Inc. has no voting, dispositive or pecuniary interest in such shares. Mr. Lacob disclaims beneficial ownership of any of the shares held by these entities, except to the extent of his pecuniary interest therein.

(4)	Consists of shares acquired by KPCB Holdings (as nominee XI).

(5)	Consists of shares acquired by the C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991. Mr. Raymond Larkin is the Trustee of the C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991.

(6)	Consists of shares acquired by the C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991. Mr. Raymond Larkin is the Trustee of the C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991.

(7)	Includes 22,742 shares acquired by ProMed Partners, L.P. and 866 shares acquired by ProMed Offshore Fund I, Ltd. Mr. Musket is a general partner of ProMed Partners, L.P. and a managing member of ProMed Offshore Fund I, Ltd. and shares voting and investment power over the shares held by these entities. Mr. Musket disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein.

(8)	Consists of 19,390 shares acquired by the Larkin Family Trust, 2,500 shares acquired by Amy Larkin Fields and 2,500 shares acquired by Ian M. Larkin. Mr. Larkin is the trustee of the Larkin Family Trust. Amy Larkin Fields and Ian M. Larkin are the children of Mr. Larkin. Mr. Larkin disclaims beneficial ownership of the shares held by Amy Larkin Fields and Ian M. Larkin.

(9)	Consists of shares acquired by the Larkin Family Trust.

Registration Rights

We have entered into an agreement with holders of our redeemable convertible preferred stock and certain warrants and common stock, including entities affiliated with some of our executive officers, directors and entities that hold more than 5% of our outstanding common stock on an as-converted basis, pursuant to which we granted them registration rights with respect to their shares of common stock issuable upon conversion of their redeemable convertible preferred stock or exercise of such warrants. For more information regarding registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification of Directors and Executive Officers

We have entered into an indemnification agreement with each of our directors and officers. These indemnification agreements and the amended and restated certificate of incorporation and bylaws that will be effective upon completion of this offering indemnify each of our directors and officers to the fullest extent permitted by the DGCL. For information regarding these indemnification arrangements, refer to the section entitled “Limitation of Liability and Indemnification Matters” above.

Review, Approval or Ratification of Transactions with Related Persons

As provided by our audit committee charter, all related party transactions are to be reviewed and pre-approved by our audit committee. A “related party transaction” is defined to include any transaction or series of transactions in which we are a participant and any related person has an interest. Related persons would include our directors, executive officers (and immediate family members of our directors and executive officers), and persons known to us to beneficially own over five percent of our outstanding common stock. In determining whether to approve a related party transaction, the audit committee will generally evaluate the transaction in terms of: (i) the benefits to us; (ii) the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; (iii) our ability to enter into comparable transactions with unrelated parties; (iv) the terms and conditions of the transaction; and (v) the terms available to unrelated third parties or to employees generally. The audit committee will then document its findings and conclusions in written minutes. In the event a transaction relates to a member of our audit committee, that member will not participate in the audit committee’s deliberations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information as of June 30, 2008 regarding the beneficial ownership of our common stock by:

•	any person (or group of affiliated persons) who was known by us to own more than 5% of our voting securities;

•	each of our directors;

•	each of our named executive officers; and

•	all current directors and executive officers as a group.

Applicable percentage ownership in the following table is based on 16,831,050 pro forma shares of common stock outstanding as of June 30, 2008, which reflects the conversion of all our outstanding redeemable convertible preferred stock into 16,428,051 shares of common stock immediately upon the closing of this offering. The percentage of shares beneficially owned after this offering includes shares of common stock being offered in the offering, but does not include the shares that are subject to the underwriters’ over-allotment option.

Beneficial Owners(1)	Number of Shares Beneficially Owned(2)	Percentage of Shares Beneficially Owned
		Before Offering	After Offering
5% Stockholders
Entities affiliated with Kleiner Perkins Caufield & Byers(3)	4,710,193	27.8%	%
Entities affiliated with Integral Capital Partners(4)	2,437,190	14.5%	%
Entities affiliated with New Science Ventures(5)	2,497,250	14.8%	%
Entities affiliated with Aperture Venture Partners(6)	1,779,247	10.5%	%
Named Executive Officers and Directors
Frank M. Fischer(12)	431,075	2.6%	%
Hayden H. Harris(13)	404,012	2.4%	%
Margaret A. Kivinski, P.E., Esq.(10)	103,280	*	%
Joseph S. Lacob(3)	4,504,071	26.6%	%
C. Raymond Larkin, Jr.(15)	67,685	*	%
Kevin T. Larkin(7)	513,268	3.0%	%
David B. Musket(14)	211,799	1.3%	%
Shelley B. Thunen(8)	44,324	*	%
Gregory P. Watson(11)	143,053	*	%
Robert K. Weigle(9)	143,269	*	%
All executive officers and directors as a group(16)	6,565,836	36.7%	%

*	Represents beneficial ownership of less than 1%.

(1)	Unless otherwise indicated, the business address of each holder is: c/o TherOx, Inc., 17500 Cartwright Road, Suite 100, Irvine, CA 92614.

(2)

Beneficial ownership is based on information furnished by the individuals or entities and is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days of June 30, 2008 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. As of June 30, 2008, we had a total of 16,831,050 shares of common stock issued and outstanding (including shares of our preferred stock on an as-converted basis). Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the companies and persons named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them.

(3)	Includes 2,148,254 shares held by Kleiner Perkins Caufield & Byers VII, L.P. (“KPCB VII”), 4,626 shares held by KPCB Life Sciences Zaibatsu Fund II, L.P., 2,162,046 shares held by Kleiner Perkins Caufield & Byers XI-A L.P., 56,780 shares held by Kleiner Perkins Caufield & Byers XI-B L.P., 47,567 shares held by Joseph S. Lacob, Trustee of the Joseph S. Lacob Revocable Trust UTA dated July 19, 2007, 81,583 shares subject to warrants exercisable within 60 days of June 30, 2008 held by KPCB VII, and 3,125 shares subject to options exercisable within 60 days of June 30, 2008 held by Mr. Lacob. Excludes in the case of Mr. Lacob, 206,122 shares beneficially held by other entities affiliated with Kleiner Perkins Caufield & Byers as to which Mr. Lacob does not have voting or dispositive power. Shares are held for convenience in the name of “KPCB Holdings, Inc., as Nominee” for the account of entities affiliated with Kleiner Perkins Caufield & Byers, and others. KPCB Holdings Inc. has no voting, dispositive or pecuniary interest in such shares. Mr. Lacob disclaims beneficial ownership of any of the shares held by these entities, except to the extent of his pecuniary interest therein. The address of entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Road, Menlo Park, CA 94025.

(4)	Represents 195,909 shares held by Integral Capital Partners III, L.P. (“ICP III”), 47,542 shares held by Integral Capital Partners International III, L.P. (“ICP International”), 1,307,514 shares held by Integral Capital IV (“Integral IV”), 871,676 shares held by Integral Capital VII (“Integral VII”), 11,623 shares subject to warrants exercisable within 60 days of June 30, 2008 held by ICP III and 2,926 shares subject to warrants exercisable within 60 days of June 30, 2008 held by ICP International. Integral Capital Management V, LLC is the general partner of ICP III, ICP International, Integral IV and Integral VII. John Powell, Roger McNamee, Pamela Hagenah, Glen Kacher, Charles Morris and Brian Stansky are managers of Integral Capital Management V, LLC and share voting and dispositive power over these shares. Each of these individuals disclaims beneficial ownership of these shares except to the extent of his or her actual pecuniary interest therein. The address of Integral Capital Partners is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, CA 94025.

(5)	Represents 568,196 shares held by NSV Partners V, L.P. (“NSVP V”), 1,253,393 shares held by NSV Partners V-A, L.P. (“NSVP V-A”), 36,632 shares held by New Science Ventures Fund I, L.P., 8,648 shares held by New Science Ventures Fund I-Euro, L.P., 14,245 shares held by New Science Ventures Fund I-Crozet, L.P., 14,929 shares held by NSV Partners Institutional L.P., 115,598 shares held by NSV Master Limited Partnership I, L.P., 420,569 shares held by NSV Partners A, L.P., 20,813 shares subject to warrants exercisable within 60 days of June 30, 2008 held by NSVP V and 44,227 shares subject to warrants exercisable within 60 days of June 30, 2008 held by NSVP V-A. The address of New Science Ventures is 645 Madison Avenue, 20th Floor, New York, NY 10022.

(6)

Represents 1,092,912 shares held by Aperture Capital II, L.P. (“Aperture II”), 645,685 shares held by Aperture T Investment, LLC (“Aperture T”) and 40,650 shares subject to warrants exercisable within 60 days of June 30, 2008 held by Aperture II. Aperture Venture Partners LLC is the general partner of Aperture II and the managing member of Aperture T. Paul E. Tierney, Jr., Thomas P. Cooper, Eric H. Sillman and Matthew S. Tierney are members of Aperture Venture Partners LLC and may be deemed to share voting and investment power over the shares held by Aperture II and Aperture T. The address of Aperture Venture Partners LLC is 645 Madison Avenue, 20th Floor, New York, NY 10022.

(7)	Represents 25,665 shares held by Larkin Family Trust, 2,500 shares held by Amy Larkin Fields, 2,500 shares held by Ian M. Larkin and 482,603 shares subject to options exercisable within 60 days of June 30, 2008. Mr. Larkin is the trustee of the Larkin Family Trust. Amy Larkin Fields and Ian M. Larkin are the children of Mr. Larkin. Mr. Larkin disclaims beneficial ownership of the shares held by Amy Larkin Fields and Ian M. Larkin.

(8)	Represents 44,324 shares subject to options exercisable within 60 days of June 30, 2008.

(9)	Represents 143,269 shares subject to options exercisable within 60 days of June 30, 2008.

(10)	Represents 103,280 shares subject to options exercisable within 60 days of June 30, 2008.

(11)	Represents 143,053 shares subject to options exercisable within 60 days of June 30, 2008.

(12)	Includes 8,130 shares subject to warrants exercisable within 60 days of June 30, 2008 and 1,875 shares subject to options exercisable within 60 days of June 30, 2008.

(13)	Represents 73,914 shares held by Hayden Harris Living Trust, 44,000 shares held by Enterprise Development Fund, LP (“EDF LP”), 90,835 shares held by Enterprise Development Fund II, LP (“EDF II LP”), 168,766 shares held by EDF Ventures Limited Partnership (“EDFV LP”), 20,324 shares subject to warrants exercisable within 60 days of June 30, 2008 held by EDFV LP, 3,048 shares subject to warrants exercisable within 60 days of June 30, 2008 and 3,125 shares subject to options exercisable within 60 days of June 30, 2008 held by Hayden Harris. Mr. Harris is the trustee of the Hayden Harris Living Trust. Mr. Harris is also a general partner of EDF LP, EDF II LP and EDFV LP and shares voting and investment power over the shares held by these entities. Mr. Harris disclaims beneficial ownership of the shares held by EDF LP, EDF II LP and EDFV LP except to the extent of his pecuniary interest therein. The address of these entities is 425 North Main Street, Ann Arbor, MI 48104-1147.

(14)	Includes 32,651 shares held by ProMed Partners, L.P. (“ProMed Partners”), 1,825 shares held by ProMed Offshore Fund I, Ltd. (“ProMed Offshore”), 1,878 shares subject to warrants exercisable within 60 days of June 30, 2008 held by ProMed Partners, 119 shares subject to warrants exercisable within 60 days of June 30, 2008 held by ProMed Offshore, 32,792 shares subject to warrants exercisable within 60 days of June 30, 2008 held by David Musket and 3,125 shares subject to options exercisable within 60 days of June 30, 2008 held by Mr. Musket. Mr. Musket is a general partner of ProMed Partners. and a managing member of ProMed Offshore and shares voting and investment power over the shares held by these entities. Mr. Musket disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein. The address for ProMed Partners and ProMed Offshore is 237 Park Avenue, 9th Floor, New York, NY 10021.

(15)	Represents 66,123 shares held by C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991 and 1,562 shares subject to options exercisable within 60 days of June 30, 2008. Raymond Larkin is the trustee of the C. Raymond and Mary Ann Larkin Living Trust U/A/D May 10, 1991.

(16)	Includes 929,341 shares subject to options and 147,874 shares subject to warrants exercisable within 60 days of June 30, 2008.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock, after giving effect to the effectiveness of our amended and restated certificate of incorporation, will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, effective upon completion of this offering, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the DGCL.

Common Stock

As of June 30, 2008, there were 402,999 shares of common stock outstanding held by 39 stockholders of record. An additional 16,428,051 shares of our common stock will be issued upon the automatic conversion of all of our outstanding redeemable convertible preferred stock immediately upon the closing of this offering. There will be              shares of common stock outstanding after giving effect to the conversion of all our outstanding redeemable convertible preferred stock into common stock and the sale of the shares of our common stock in this offering. All outstanding shares of common stock are, and the common stock to be issued in this offering will be, fully paid and nonassessable.

The following summarizes the rights of holders of our common stock:

•	each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors;

•

the affirmative vote of a majority of the shares present in person or represented by proxy and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders for most stockholder matters;

•

holders of common stock are not entitled to cumulate votes in the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election;

•

subject to preferences that may be applicable to the holders of outstanding shares of redeemable convertible preferred stock, if any, the holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of assets legally available for dividends;

•

upon our liquidation, dissolution or winding up, after satisfaction of all our liabilities and the payment of any liquidation preference of any outstanding redeemable convertible preferred stock, the holders of shares of common stock will be entitled to receive, on a pro rata basis, all of our assets remaining for distribution; and

•	there are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Effective upon completion of this offering, there will be no shares of redeemable convertible preferred stock outstanding because all our issued and outstanding redeemable convertible preferred stock will have been automatically converted into an aggregate of 16,428,051 shares of common stock immediately upon the closing of this offering. However, our amended and restated certificate of incorporation will authorize our board of directors, without further action by the stockholders, to create and issue one or more series of preferred stock and to fix the rights, preferences and privileges of each series. Among other rights, our board of directors may determine, without further vote or action by our stockholders:

•	the number of shares constituting the series and the distinctive designation of the series;

•

the dividend rate on the shares of the series, whether dividends will be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

•	whether the series will have voting rights in addition to the voting rights provided by law and, if so, the terms of the voting rights;

•	whether the series will have conversion privileges and, if so, the terms and conditions of conversion;

•	whether or not the shares of the series will be redeemable or exchangeable, and, if so, the dates, terms and conditions of redemption or exchange, as the case may be;

•	whether the series will have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of the sinking fund; and

•

the rights of the shares of the series in the event of our voluntary or involuntary liquidation, dissolution or winding up and the relative rights or priority, if any, of payments on shares of the series.

Although we presently have no plans to issue any shares of redeemable convertible preferred stock, any future issuance of shares of redeemable convertible preferred stock, or the issuance of rights to purchase preferred shares, may delay, defer or prevent a change of control in our company or an unsolicited acquisition proposal and may make removal of our management more difficult. The issuance of redeemable convertible preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of redeemable convertible preferred stock may have the effect of decreasing the market price of our common stock.

Warrants

In connection with the secured convertible notes we issued in February and March 2004, we issued warrants to purchase 649,387 shares of common stock. In July 2005, in connection with our Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 202,384 shares of common stock. These warrants have an exercise price of $6.15 per share and expire five years from the date of the original issuance. The warrants remained outstanding as of December 31, 2007.

In connection with the secured convertible notes we issued in December 2004, we issued warrants to purchase 1,196,216 shares of common stock. In July 2005, in connection with our Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 64,738 shares of common stock. These warrants have an exercise price of $6.15 per share and expire five years from the date of the original issuance. Additionally, we issued warrants to purchase 309,206 shares of common stock to investors who also participated in our February and March 2004 financing. In July 2005, in connection with our Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 0.

In connection with the secured convertibles notes we issued during January through June 2005, we issued warrants to purchase 3,544,150 shares of common stock. In July 2005, in connection with our Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 121,494. These warrants have an exercise price of $6.15 per share and expire five years from the date of original issuance. These warrants remained outstanding as of December 31, 2007.

We issued a warrant for 30,733 shares of common stock to Musket Research Associates, Inc. as compensation for services rendered as a non-exclusive finder/adviser in connection with our Series I redeemable convertible preferred stock financing. This warrant remained outstanding as of June 30, 2008. Mr. Musket is the President of Musket Research Associates, Inc.

Registration Rights

The holders of our outstanding redeemable convertible preferred stock, which will convert into an aggregate of 16,428,051 shares of our common stock immediately upon the closing of this offering, the holders of an aggregate of 112,400 shares of our common stock and the holders of warrants to purchase up to 388,616 shares of our common stock have the right to require us to register the offer and sale of their shares under the Securities Act of 1933, as amended, or to include their shares in any registration statement we file, so that the shares may be publicly resold. These registration rights are summarized below.

Demand registration rights

Beginning six months after the completion of this offering, the holders of at least 30% of the shares issuable upon conversion of our outstanding preferred stock, the holders of warrants to purchase up to 388,616 shares of our common stock and the holders of 112,400 shares of our common stock have the right to demand, on not more than two occasions (subject to limited exceptions), that we file a registration statement on Form S-1 under the Securities Act, having an aggregate offering price to the public of not less than $5,000,000, in order to register the shares registrable under such registration rights. Further, at any time after we become eligible to file a registration statement on Form S-3, the holders of the shares subject to these registration rights may require us to file up to two registrations statements on Form S-3 per year with respect to shares of common stock having an aggregate offering price to the public of at least $1,000,000, subject to certain exceptions.

Piggyback registration rights

If we register any shares of our capital stock for public sale, holders of the shares of common stock issued on conversion of our redeemable convertible preferred stock will have the right to include their shares in the registration. The underwriters of any underwritten public offering will have the right to limit the number of shares to be included in the registration. However, except with respect to this offering, the holders of the registrable shares cannot be reduced to less than 30% of the aggregate shares offered. The holders have waived all piggyback registration rights that would apply to this offering.

Postponement of Registration

We may postpone the filing of a registration statement for a period of 45 days in response to the exercise of the registration rights set forth above if we determine that the filing would be significantly detrimental to us. We may only exercise such deferral rights once within any 12-month period.

Expenses of Registration

We will pay all expenses relating to any demand or piggyback registration (except for underwriting discounts and selling commissions) and the reasonable expenses and fees of one special counsel for the holders of the registration rights. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to limited exceptions.

Indemnification

We are generally required to indemnify the holders participating in an offering pursuant to these registration rights against any liabilities resulting from any registration under these provisions.

Termination of Registration Rights

The demand, Form S-3 and piggyback registration rights described above will terminate on the earlier of (i) the date after the closing of this offering on which all shares subject to such registration rights may immediately be sold under Rule 144 during any 90-day period, (ii) a merger or consolidation of us or sale of substantially all of our assets, subject to limited exceptions, or (iii) the fifth anniversary of the closing of this offering.

Options

As of June 30, 2008, options to purchase a total of 3,000,534 shares of our common stock were outstanding with a weighted average exercise price of $1.28 per share. These options typically vest over a four-year period. All outstanding options provide for anti-dilution adjustments in the event of reorganizations, recapitalizations, stock dividends, stock splits and other changes in our capital structure. For a discussion of the provisions applicable to our stock options, see the section entitled “Executive and Director Compensation–Equity Incentive Plans” in this prospectus.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Application of Interested Director Provisions of Delaware Law.

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either:

•

prior to the date at which the person becomes an interested stockholder, the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder or the business combination;

•

the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who also are officers of the corporation or held in certain employee stock plans of the corporation) upon consummation of such transaction; or

•

the business combination is approved by the board of directors and by the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).

For purposes of Section 203, “interested stockholder” generally means a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% or more of the corporation’s voting stock. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests. This may include takeover attempts that would otherwise result in the payment of a premium over the market price for the shares held by our stockholders. Examples of these provisions include:

•	establishing a classified board of directors, where only a portion of our total board will be elected at each annual meeting;

•	prohibiting cumulative voting in the election of our directors, which would otherwise permit less than a majority of our stockholders to elect directors;

•

providing that stockholder action must be effected at a duly called meeting of stockholders, and not by written consent, and that only our board of directors, chairman of the board and chief executive officer may call special meetings of our stockholders;

•	establishing advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted on by stockholders at stockholder meetings;

•	granting our board of directors the authority to issue “blank check” preferred stock without stockholder approval; and

•

requiring a 66 2/3% stockholder vote and the approval of our board of directors in order to amend, repeal or modify certain provisions of our amended and restated certificate of incorporation and bylaws relating to:

•	the issuance of preferred stock;

•	the absence of cumulative voting;

•	the classification of our board of directors;

•	the requirement that stockholder actions be effected at a duly called meeting;

•	advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted on by stockholders at stockholder meetings; and

•	the designated parties that are entitled to call special meetings of our stockholders.

The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in our management. In addition, the authorization of undesignated, “blank check” preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to promote stability in the composition of our board of directors and in the policies our board implements, and to reduce our vulnerability to an unsolicited acquisition proposal. We believe these provisions will encourage potential acquirers of our business to approach and negotiate with our board of directors.

Transfer Agent and Registrar

                     will be the transfer agent and registrar for our common stock following this offering.

The NASDAQ Global Market Listing

We have applied to list our common stock on The NASDAQ Global Market under the symbol “THER.”

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

The following summary discusses material U.S. federal income tax consequences, and certain U.S. federal estate tax consequences, of the purchase, ownership and disposition of our common stock by a Non-U.S. Holder, as defined below, that acquires our common stock pursuant to this offering. The discussion is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The discussion is limited to Non-U.S. Holders that hold common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•

specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position, including, if the Non-U.S. Holder is a partnership, that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for persons who hold or receive common stock as compensation or pursuant to the exercise of compensatory options;

•	the tax consequences for the stockholders or beneficiaries of a Non-U.S. Holder;

•

all of the U.S. federal tax considerations that may be relevant to a Non-U.S. Holder in light of its particular circumstances or to Non-U.S. Holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, tax-qualified retirement plans, passive foreign investment companies, real-estate investment trusts, regulated investment companies, controlled foreign corporations, certain trusts, hybrid entities, certain former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers and traders in securities or currencies; or

•	special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

This discussion is for general purposes only. Prospective investors are urged to consult their own tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States or (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States containing a “permanent establishment clause,” attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax provided the Non-U.S. Holder complies with applicable certification and disclosure requirements (see discussion below). Instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a U.S. person. Any U.S. trade or business income received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Distributions

Distributions of cash or property that we pay will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock (with a corresponding reduction in such Non-U.S. Holder’s tax basis in our common stock), and thereafter will be treated as capital gain. We will have to withhold U.S. federal income tax at a rate of 30%, or lower rate provided by an applicable income tax treaty, from the gross amount of the dividends paid to a Non-U.S. Holder, unless the dividend is considered to be U.S. trade or business income and appropriate documentation has been provided.

In order to claim the benefits of an income tax treaty, including reduced withholding tax rates, or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for U.S. trade or business income, respectively (or such successor forms as the IRS designates), prior to the payment of the income. These forms must be periodically updated. Under applicable Treasury regulations, in the case of common stock held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide an IRS Form W-8IMY and an appropriate certification by each beneficial owner or partner.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an applicable income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service, or IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty and the filing of a U.S. tax return for claiming a refund of U.S. federal withholding tax.

Sale or Other Disposition of Our Common Stock

Any gain that a Non-U.S. Holder realizes upon the sale or other disposition of a share of common stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is U.S. trade or business income, as discussed above;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; in this case, the Non-U.S. Holder will be subject to a 30%, or lower rate provided by an applicable income tax treaty, tax on the net gain derived from the disposition; or

•

we are or have been a “United States real property holding corporation,” or a USRPHC, under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHC nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of our common stock, provided that our common stock is regularly traded on an established securities market. We do not believe we currently are, and do not anticipate becoming, a USRPHC. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder, common stock that you hold at the time of death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you on your shares of common stock and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons (currently at a rate of 28%). You will not be subject to backup withholding on dividends you receive on your shares of common stock if you provide proper certification (usually an IRS Form w-8BEN) of your status as a Non-U.S. Holder or otherwise establish an exemption.

Information reporting and, depending on the circumstances, backup withholding, generally will apply to the proceeds of a sale of common stock within the United States or conducted through the United States office of any broker, U.S. or foreign, unless you certify under penalties of perjury that you are a Non-U.S. Holder or otherwise establish an exemption, provided that the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States, or a U.S. related person. In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations generally require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence that the holder is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.

Based on the number of shares outstanding as of June 30, 2008, including our preferred stock on an as-converted basis, approximately             shares of our common stock will be outstanding after the completion of this offering (or approximately             shares, if the underwriters exercise in full their over-allotment option). Of those shares, the             shares of common stock we are selling in this offering (or             shares, if the underwriters exercise in full their over-allotment option) will be freely transferable without restriction, unless purchased by any of our affiliates. The remaining 16,831,050 shares of our common stock outstanding immediately following the completion of this offering, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.

Lock-Up Agreements

The holders of approximately             shares of our outstanding common stock, and our preferred stock on an as-converted basis, and the holders of approximately             shares of common stock underlying outstanding options and warrants, including all of our officers and directors, have entered into lock-up agreements. These lock-up agreements generally prohibit these persons, subject to certain exceptions, from offering or selling any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC. See “Underwriting.”

Rule 144

Rule 144 provides an exemption from the registration and prospectus-delivery requirements of the Securities Act of 1933. This exemption is available to affiliates of ours that sell our restricted or non-restricted securities and also to non-affiliates that sell our restricted securities. Restricted securities include securities acquired from the issuer of those securities, or from an affiliate of the issuer, in a transaction or chain of transactions not involving any public offering. The shares we are selling in this offering are not restricted securities. However, all the shares we have issued before this offering are restricted securities, and they will continue to be restricted securities until they are resold pursuant to Rule 144 or pursuant to an effective registration statement.

A person who is, or at any time during the 90 days preceding the sale was, an affiliate of ours generally may sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four preceding calendar weeks.

In addition, sales by these persons must also satisfy requirements with respect to the manner of sale, public notice, the availability of current public information about us and, in the case of restricted securities, a minimum holding period for those securities. All other persons may rely on Rule 144 to sell our restricted securities freely, so long as they satisfy both the minimum holding period requirement and, until a one-year holding period has elapsed, the current public information requirement.

Rule 144 does not supersede our security holders’ contractual obligations under the lock-up agreements described above.

Rule 701

Generally, an employee, officer, director or qualified consultant of ours who purchased shares of our common stock before the effective date of the registration statement relating to this prospectus, or who holds options as of that date, pursuant to a written compensatory plan or contract may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell those securities, commencing 90 days after the effective date of the registration statement, without having to comply with the current public information and minimum holding period requirements of Rule 144. These persons who are our affiliates may generally sell those securities under Rule 701, commencing 90 days after the effective date of the registration statement, without having to comply with Rule 144’s minimum holding period restriction.

Neither Rule 144 nor Rule 701 supersedes our security holders’ contractual obligations under the lock-up agreements described above.

Sale of Restricted Securities

The 16,831,050 shares of our common stock that were outstanding on June 30, 2008, as adjusted to reflect the conversion of our preferred stock in connection with this initial public offering, will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration, approximately as follows:

•	shares of common stock will be immediately eligible for sale in the public market without restriction;

•

shares of common stock will become eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement relating to this prospectus. Of these shares,

•	shares will be eligible for sale in the public market without restriction;

•	shares will, until a one-year holding period has elapsed, be subject to the current public information requirement of Rule 144; and

•	shares will be subject to the volume limitation, public notice, manner-of-sale and current public information requirements of Rule 144; and

•

the remaining             shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement relating to this prospectus upon expiration of their applicable holding periods.

The above does not take into consideration the effect of the lock-up agreements described above, which restrict the sale of shares for a period of 180 days from the date of this prospectus.

Registration Rights

Upon completion of this offering, holders of 16,428,051 shares of our common stock and warrants to purchase 388,616 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See the section entitled “Description of Capital Stock—Registration Rights” in this prospectus. Except for shares purchased by affiliates, registration of their shares under the

Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement. Substantially all of these stockholders have agreed not to exercise their registration rights for at least 180 days following this offering.

Registration of Shares Issuable Under Benefit Plans

We intend to file a Form S-8 registration statement under the Securities Act after the completion of this offering to register 154,025 shares of common stock issuable under our 1995 Stock Incentive Plan, 119,393 shares of common stock issuable under our 2002 Stock Incentive Plan and 3,037,346 shares of common stock issuable under our 2005 Stock Incentive Plan. We also intend to file a Form S-8 registration statement under the Securities Act after the completion of this offering to register 2,000,000 shares of common stock issuable under our 2008 Stock Incentive Plan, and 600,000 shares of common stock issuable under our 2008 Employee Stock Purchase Plan. Such registration statement will become effective immediately upon filing, and shares covered by such registration statement will be eligible for sale in the public markets at that time, subject to any lock-up agreements and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock option plans, see the sections entitled “Executive and Director Compensation—Employment and Severance Agreements and Employee Benefit Plans” and “Description of Capital Stock—Options” in this prospectus.

Warrants

All of our outstanding warrants are fully vested and the 419,349 shares of common stock issuable upon the exercise of the warrants will be eligible for sale in the public markets, subject to any applicable lock up agreements and Rule 144 limitations applicable to our affiliates. Holders of these warrants may also request us to register such shares for resale. See the section entitled “Registration Rights” above.

UNDERWRITING

Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book running managers of the offering, and, together with Cowen and Company, LLC and Wachovia Capital Markets, LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Cowen and Company, LLC
Wachovia Capital Markets, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of our shares of common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and holders of substantially all of our outstanding shares, and options and warrants to purchase our shares, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and UBS Securities LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our shares, subject to certain exceptions. Citigroup Global Markets Inc. and UBS Securities LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. If:

•	during the last 17 days of the 180-day lock-up period,

•	we issue an earnings release; or

•	material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration the 18 calendar day period that begins on the date the earnings release is issued, the public announcement of the material news or the material event occurs.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us, through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

Each underwriter has represented, warranted and agreed that:

•

it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of common stock included in this offering to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•

it has only communicated and caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares of common stock included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•

the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “THER.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. or UBS Securities LLC repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses, excluding underwriting fees, for this offering will be $1.9 million.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell the ordinary shares to online brokerage account holders.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

NOTICE TO INVESTORS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each purchaser of the shares of common stock described in this prospectus located within a relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(i)(e) of the Prospectus Directive.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Netherlands

Our securities (a) will be offered by a professional market party, or PMP, within the meaning of Section 1(e) of the Exemption Regulation of 26 June 2002 in respect of the Act on the Supervision of the Credit System 1992 (Vrijstellingsregeling Wet toezicht kredietwezen 1992), as amended from time to time, or Exemption Regulation, where applicable read in conjunction with the policy rules of the Dutch Central Bank (de Nederlandsche Bank N.V.) on key concepts of market access and enforcement of the Act on the Supervision of the Credit System 1992 (Wet towzicht kredietwezen 1992) published on 29 December 2004 (Beleidsregel 2005 kernbegrippen markttoetreding en handhaving Wtk 1992, or Policy Rules), and Section 2 of the Policy Rules, as amended, supplemented and restated from time to time, and (b) have been offered or sold and will be offered or sold, directly or indirectly, as part of the initial distribution or at any time thereafter, exclusively to PMPs as reasonably identified as such, provided that the securities have a denomination of €100,000 (or the equivalent in other currency) and shall upon their issuance be included in a clearing institution that is established in an EU Member State, the United States of America, Japan, Australia, Canada or Switzerland; so that it can reasonably be expected that the agents will transfer our securities exclusively to other PMPs.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our securities that has been approved by the Autorité des marchés financiers or by the competent authority of another Member State and notified to the Autorité des marchés financiers; no security have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, or Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in article D. 341-1 of the French Code Monétaire et Financier and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier; none of this prospectus or any other materials related to the offer or information contained therein relating to our securities has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Units acquired by any Permitted Investors may be made only as provided by articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Italy

The offering of our securities has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, our securities may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to our securities or the offer be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or in other circumstances where an exemption from the rules governing solicitations to the public at large applies in accordance with Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Italian Financial Law, and Article 33 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Any offer, sale or delivery of our securities or distribution of copies of this prospectus or any other document relating to our securities or the offer in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, the Italian Financial Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy. Any investor purchasing our securities in the offer is solely responsible for ensuring that any offer or resale of securities it purchased in the offer occurs in compliance with applicable laws and regulations. This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Spain

Neither our securities nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comision Nacional del Mercado de Valores). Accordingly, the securities may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Market Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

Germany

Our securities will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz über die Erstellung, Billigung und Veröffentlichung des Prospekts, der beim öffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu veröffenlichen ist – Wertpapierprospektgesetz) as of 22 June 2005, effective as of 1 July 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Austria

No public offer within the meaning of section 24 of the Austrian Investment Funds Act (Investmentfondsgesetz) or section 33 of the Austrian Investment Funds Act or section 1 para. 1 no. 1 of the Austrian Capital Market Act (Kapitalmarktgesetz) of the securities is being made in Austria. The securities are not registered or authorized for distribution under the Austrian Investment Funds Act. The securities are being offered by way of a private placement in Austria to a limited number of addresses in Austria whereby we determined the identity of the addresses of this offer by name before the marketing was commenced.

We are not under the supervision of the Austrian Financial Market Authority (Finanzmarktaufsichtsbeh orde) or any other Austrian supervision authority. In particular, our structure, our investment objectives, investors’ participation therein, etc. may differ from the structure, investment objectives, investors’ participation, etc. of investment vehicles provided for in the Austrian Investment Funds Act or the Austrian Capital Market Act.

Neither this document nor any other document in connection with the securities is a prospectus according to the Austrian Investment Funds Act or the Austrian Capital Market Act and has therefore not been drawn up, audited and published in accordance with such acts. Neither this document nor any other document connected with the securities may be distributed, passed on or disclosed to any other person in Austria, save as specifically agreed with us. No steps may be taken that would constitute a public offer of the securities in Austria and this offer may not be advertised in Austria. By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees to comply with the above restrictions.

United Arab Emirates (Excluding the Dubai International Financial Centre)

The securities have been approved, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates, or U.A.E., other than in compliance with the laws of U.A.E. The information contained in this prospectus does not constitute a public offer of securities in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the U.A.E, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Dubai International Financial Centre

This prospectus relates to an “exempt offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser. For the avoidance of doubt, the securities are not interests in a “fund” or “collective investment scheme” within the meaning of either the Collective Investment Law (DIFC Law No. l of 2006) or the Collective Investment Rules Module of the Dubai Financial Services Authority Rulebook.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the People’s Republic of China, or PRC. Any of the securities has been offered or sold, and will not be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

Israel

Neither the offering contemplated by this prospectus nor the securities offered hereunder have been or will be registered with the Securities Commission of the State of Israel. Accordingly, the securities offered by this prospectus may not be offered or sold to the general public. The securities offered by this prospectus may only be offered to, and may only be acquired by, those parties that are “accredited investors” as defined in Section 15 of the Securities Law, 5728-1968, of the State of Israel and the rules and regulations adopted thereunder.

Canada

This prospectus is not, and under no circumstance is to be construed as, an advertisement or a public offering of the securities in Canada or any province or territory thereof. Any offer or sale of the securities in Canada will be made only pursuant to an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Bahrain

This prospectus does not, and is not intended to, constitute a public offer, sale or delivery of the securities in Bahrain or an invitation or an offer of the securities in Bahrain, and should not be construed as such. This prospectus is being issued to a limited number of institutional/sophisticated investors: (1) upon their request and/or confirmation that they understand, acknowledge and agree that this prospectus is strictly private and confidential and the placement and the securities have not been reviewed, deposited, approved, licensed or registered by or with any governmental authority or agency in Bahrain, nor have the underwriters received authorization or licensing from any such governmental authority or agency in Bahrain to market or sell any securities within Bahrain, and (2) on the condition that this prospectus will not and must not be provided to any person other than the original recipient, is not for general circulation in Bahrain and may not be reproduced or used for any other purpose. The securities may not be offered or sold directly or indirectly to the public in Bahrain.

No marketing of any securities has been or will be made from within Bahrain and no subscription to any securities may or will be consummated within Bahrain. The underwriters are not licensed brokers or dealers or investment advisors under the laws applicable in Bahrain, and do not advise individuals resident in Bahrain as to the appropriateness of investing in or purchasing or selling the securities or other financial products. Nothing contained in this prospectus is intended to constitute Bahrain investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional advisor for specific advice rendered on the basis of your situation.

Kuwait

By receiving this prospectus, the person or entity to whom it has been issued understands, acknowledges and agrees that this prospectus has not been approved by the Kuwait Central Bank, the Kuwait Ministry of Commerce and Industry or any other authority in Kuwait, nor have the underwriters for Kuwait received authorization or licensing from the Kuwait Central Bank, the Kuwait Ministry of Commerce and Industry or any other authority in Kuwait to market or sell the securities within Kuwait.

No marketing of any financial products or services has been or will be made from within Kuwait and no subscription to any securities, financial products or financial services may or will be consummated within Kuwait. The underwriters for Kuwait do not advise parties in Kuwait as to the appropriateness of investing in, purchasing or selling securities or other financial products. Nothing contained in this prospectus is intended to constitute investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

Qatar

By receiving this prospectus, the person or entity to whom it has been delivered understands, acknowledges and agrees that this prospectus has not been approved by the Qatar Central Bank, the Qatar Ministry of Economy and Commerce or any other authority in Qatar, nor have the agents or the underwriters received authorization or licensing from Qatar Central Bank, the Qatar Ministry of Economy and Commerce or any other authority in Qatar to market or sell the securities within Qatar. No marketing of any financial products or services has been or will be made from within Qatar and no subscription to any securities, products or financial services may or will be consummated within the Qatar. The agents and the underwriters are not licensed brokers or dealers or investment advisors under the laws applicable in Qatar, and do not advise individuals resident in Qatar as to the appropriateness of investing in or purchasing or selling securities or other financial products. This prospectus does not constitute any form of public offer of any financial products within the State of Qatar, and the agents and underwriters for Qatar do not purport to be conducting any form of business within the State of Qatar by this prospectus. Nothing contained in this prospectus is intended to constitute Qatar investment, legal, tax, accounting or other professional advice. This prospectus is for your information only and nothing in this prospectus is intended to endorse or recommend a particular course of action. You should consult with an appropriate professional for specific advice rendered on the basis of your situation.

Saudi Arabia

This prospectus includes information given in compliance with the Offer of Securities Regulations (the “Regulations”). The prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Regulations. It should not be distributed o any other person, or relied upon by any other person.

The Capital Market Authority of Saudi Arabia does not take any responsibility for the contents of this prospectus, does not make any representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of the prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. You should consult with an appropriate professional advisor for advice rendered on the basis of this prospectus and the securities offered hereby.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. An investment partnership comprised of shareholders of Stradling Yocca Carlson & Rauth beneficially holds an aggregate of 28,043 shares of our common stock on an as-converted basis, which represents approximately 0.1% of our outstanding shares of common stock. Dewey & LeBoeuf LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement or the related exhibits. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any contract, agreement or other document, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operations of the public reference facilities.

THEROX, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

TherOx, Inc. (a development stage company)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of TherOx, Inc. (a development stage company) and its subsidiaries (the “Company”) at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, and for the cumulative period from June 2, 1994 (inception) to December 31, 2007 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the financial statement recognition and measurement of uncertain tax positions in 2007. Also, as discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation during the year ended December 31, 2006.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Orange County, California

September 4, 2008

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30, 2008	Pro forma June 30, 2008
	2006	2007
			(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$13,418,958	$8,737,035	$7,005,596
Short-term investments	3,939,007	—	26,920,255
Inventory	—	28,168	—
Prepaid expenses and other current assets	57,539	97,883	311,962

Total current assets	17,415,504	8,863,086	34,237,813
Property and equipment, net	372,223	590,806	596,418
Other assets	66,189	39,944	39,944

Total assets	$17,853,916	$9,493,836	$34,874,175

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$363,195	$394,325	$208,314
Accrued liabilities	817,124	748,630	1,343,199

Total current liabilities	1,180,319	1,142,955	1,551,513
Capital lease payable	—	—	11,407
Commitments (Note 7)
Redeemable convertible preferred stock (Note 8), $0.001 par value; 12,100,000 shares authorized at December 31, 2006 and 2007; 11,730,611 and 11,730,609 shares issued and outstanding at December 31, 2006 and 2007, respectively; 16,704,918 shares authorized, 16,428,051 shares issued and outstanding at June 30, 2008 (unaudited); no shares outstanding, pro forma; liquidation preference of $72,499,725 at December 31, 2006 and 2007 and $108,487,016 at June 30, 2008 (unaudited)	91,111,659	91,488,371	121,461,747	$—
Stockholders’ equity (deficit)
Common stock, $0.001 par value; 17,900,000 shares authorized at December 31, 2006 and 2007; 202,999 and 402,999 shares issued and outstanding at December 31, 2006 and 2007, respectively; 22,295,082 shares authorized, 402,999 shares issued and outstanding at June 30, 2008 (unaudited); and 16,831,050 shares issued and outstanding, pro forma	203	403	403	16,831
Notes receivable from stockholders	(40,941)	—	—	—
Additional paid-in capital	273,120	—	68,027	121,513,346
Deficit accumulated during the development stage	(74,670,444)	(83,137,893)	(88,218,922)	(88,218,922)

Total stockholders’ equity (deficit)	(74,438,062)	(83,137,490)	(88,150,492)	$33,311,255

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$17,853,916	$9,493,836	$34,874,175

The accompanying notes are an integral part of these consolidated financial statements.

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period from June 2, 1994 (Inception) to June 30, 2008
	2005	2006	2007	2007	2008
				(unaudited)		(unaudited)
Revenue
Grant revenue	$—	$—	$—	$—	$—	$615,921
Product and license revenue	9,770	20,299	1,007	1,007	12,500	153,584

Total revenue	9,770	20,299	1,007	1,007	12,500	769,505

Costs and Operating Expenses
Cost of goods sold	9,735	7,580	1,007	1,007	—	435,400
Research and development	6,136,171	7,810,581	5,982,837	3,144,060	2,849,748	62,288,364
Sales, general and administrative	2,266,767	2,562,713	3,080,478	1,486,908	2,596,902	29,711,053

Total costs and operating expenses	8,412,673	10,380,874	9,064,322	4,631,975	5,446,650	92,434,817

Loss from operations	(8,402,903)	(10,360,575)	(9,063,315)	(4,630,968)	(5,434,150)	(91,665,312)
Interest and other income, net	(1,037,813)	1,043,293	632,572	353,929	353,121	3,762,101
Equity in net loss of affiliate	—	—	—	—	—	(3,012)

Net loss	(9,440,716)	(9,317,282)	(8,430,743)	(4,277,039)	(5,081,029)	(87,906,223)
Less: Accretion of redeemable convertible preferred stock	(292,323)	(374,558)	(376,712)	(186,539)	(104,649)	(2,145,158)

Net loss attributable to common stockholders	$(9,733,039)	$(9,691,840)	$(8,807,455)	$(4,463,578)	$(5,185,678)	$(90,051,381)

Net loss per share, basic and fully diluted	$(51.40)	$(50.51)	$(38.55)	$(22.92)	$(16.01)

Weighted average shares of common stock outstanding, basic and fully diluted	189,361	191,886	228,488	194,739	323,986

Pro forma net loss per share (unaudited), basic and fully diluted			$(0.74)		$(0.31)

Pro forma weighted average shares of common stock outstanding (unaudited), basic and fully diluted			11,959,097		16,752,037

The accompanying notes are an integral part of these consolidated financial statements.

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Deferred Stock-based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Issuance of common stock to founders in June 1994 for cash	79,400	$7	$—	$—	$68	$—	$—	$75
Accretion of redeemable convertible preferred stock	—	—	—	—	(68)	—	(1,932)	(2,000)
Net loss	—	—	—	—	—	—	(191,097)	(191,097)

Balances at December 31, 1994	79,400	7	—	—	—	—	(193,029)	(193,022)
Reincorporation as Delaware corporation in March 1995	—	72	—	—	—	—	—	72
Issuance of common stock in March 1995 for note receivable and cash	24,787	25	(2,231)	—	2,439	—	—	233
Issuance of common stock in March through December 1995 for cash	15,933	16	—	—	2,494	—	—	2,510
Repurchase of common stock in March 1995 for cash	(4,187)	(4)	—	—	1	—	—	(3)
Issuance of warrants to purchase Series B, C and D redeemable convertible preferred stock in March through May 1995 for cash	—	—	—	—	2,397	—	—	2,397
Accretion of redeemable convertible preferred stock	—	—	—	—	(6,477)	—	—	(6,477)
Net loss	—	—	—	—	—	—	(976,773)	(976,773)

Balances at December 31, 1995	115,933	116	(2,231)	—	854	—	(1,169,802)	(1,171,063)
Issuance of common stock in April through November 1996 for cash under restricted stock agreements with exercise prices of $1.25 and $2.20 per share	3,000	3	—	—	4,697	—	—	4,700
Repurchase of common stock in August 1996 for cash	(1,000)	(1)	—	—	(1,249)	—	—	(1,250)
Issuance of common stock in December 1996 for cash upon exercise of stock options with an exercise price of $1.25 per share	55	—	—	—	73	—	—	73
Accretion of redeemable convertible preferred stock	—	—	—	—	(4,375)	—	(5,179)	(9,554)
Net loss	—	—	—	—	—	—	(2,604,740)	(2,604,740)

Balances at December 31, 1996	117,988	118	(2,231)	—	—	—	(3,779,721)	(3,781,834)

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (Cont)

	Common Stock		Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Deferred Stock-based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 1996	117,988	118	(2,231)	—	—	—	(3,779,721)	(3,781,834)
Issuance of common stock in January 1997 in exchange for license agreement at $2.20 per share	2,500	3	—	—	5,497	—	—	5,500
Issuance of common stock in December 1997 for note receivable under restricted stock agreements at $2.65 per share	10,000	10	(26,500)	—	26,490	—	—	—
Interest on stockholders notes receivable	—	—	(256)	—	—	—	—	(256)
Unrealized loss on investments	—	—	—	(9,055)	—	—	—	(9,055)
Accretion of redeemable convertible preferred stock	—	—	—	—	(15,288)	—	—	(15,288)
Net loss	—	—	—	—	—	—	(3,755,249)	(3,755,249)

Balances at December 31, 1997	130,488	131	(28,987)	(9,055)	16,699	—	(7,534,970)	(7,556,182)
Issuance of common stock throughout 1998 for cash upon exercise of stock options with exercise prices of $1.25, $2.20 and $2.65 per share	5,034	5	—	—	8,932	—	—	8,937
Changes in unrealized loss on investments	—	—	—	9,055	—	—	—	9,055
Accretion of redeemable convertible preferred stock	—	—	—	—	(15,393)	—	—	(15,393)
Net loss	—	—	—	—	—	—	(4,525,030)	(4,525,030)

Balances at December 31, 1998	135,522	136	(28,987)	—	10,238	—	(12,060,000)	(12,078,613)
Issuance of common stock in April through December 1999 upon exercise of stock options for cash with exercise prices of $2.20, $2.65 and $4.00 per share	9,288	9	—	—	22,505	—	—	22,514
Issuance of common stock in April and December 1999 for cash and notes receivable under restricted stock agreements at $4.00 per share	31,000	31	(123,690)	—	123,969	—	—	310
Interest on stockholders notes receivable	—	—	(7,320)	—	—	—	—	(7,320)
Accretion of redeemable convertible preferred stock	—	—	—	—	(13,393)	—	—	(13,393)
Net loss	—	—	—	—	—	—	(4,911,889)	(4,911,889)

Balances at December 31, 1999	175,810	176	(159,997)	—	143,319	—	(16,971,889)	(16,988,391)

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (Cont)

	Common Stock		Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Deferred Stock-based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 1999	175,810	176	(159,997)	—	143,319	—	(16,971,889)	(16,988,391)
Issuance of common stock in January through December 2000 upon exercise of stock options with exercise prices of $1.25, $2.65 and $4.00 per share	5,912	6	—	—	15,010	—	—	15,016
Repayment of note receivable under restricted stock agreement in March 2000	—	—	2,231	—	—	—	—	2,231
Issuance of common stock in November 2000 for cash and notes receivable under restricted stock agreements at $4.00 per share	5,000	5	(19,950)	—	19,995	—	—	50
Interest on stockholders notes receivable	—	—	(8,472)	—	—	—	—	(8,472)
Deferred stock-based compensation	—	—	—	—	139,934	(139,934)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	84,058	—	84,058
Accretion of redeemable convertible preferred stock	—	—	—	—	(74,537)	—	—	(74,537)
Net loss	—	—	—	—	—	—	(5,748,649)	(5,748,649)

Balances at December 31, 2000	186,722	187	(186,188)	—	243,721	(55,876)	(22,720,538)	(22,718,694)
Issuance of common stock in November 2001 upon exercise of stock options with exercise price of $2.20 per share	2,000	2	—	—	4,398	—	—	4,400
Interest on stockholders notes receivable	—	—	(10,236)	—	—	—	—	(10,236)
Deferred stock-based compensation	—	—	—	—	6,985	(6,985)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	25,946	—	25,946
Accretion of redeemable convertible preferred stock	—	—	—	—	(216,930)	—	—	(216,930)
Net loss	—	—	—	—	—	—	(7,166,050)	(7,166,050)

Balance at December 31, 2001	188,722	189	(196,424)	—	38,174	(36,915)	(29,886,588)	(30,081,564)
Issuance of common stock in January through October 2002 upon exercise of stock options with exercise price of $4.00 and $4.60 per share	1,909	2	—	—	7,755	—	—	7,757
Repurchase of common stock for cash and in connection with cancellation of note receivable from stockholders	(5,000)	(5)	19,950	—	(19,995)	—	—	(50)
Interest on stockholders notes receivable	—	—	(7,710)	—	—	—	—	(7,710)
Deferred stock-based compensation	—	—	—	—	109,901	(109,901)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	36,830	—	36,830
Accretion of redeemable convertible preferred stock	—	—	—	—	(135,835)	—	(76,915)	(212,750)
Net loss	—	—	—	—	—	—	(9,089,536)	(9,089,536)

Balance at December 31, 2002	185,631	186	(184,184)	—	—	(109,986)	(39,053,039)	(39,347,023)

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (Cont)

	Common Stock		Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Deferred Stock-based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2002	185,631	186	(184,184)	—	—	(109,986)	(39,053,039)	(39,347,023)
Issuance of common stock in April and June 2003 upon exercise of stock options with an average exercise price of $3.36 per share	1,049	1	—	—	3,527	—	—	3,528
Interest on stockholders notes receivable	—	—	(9,011)	—	—	—	—	(9,011)
Deferred stock-based compensation	—	—	—	—	18,718	(18,718)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	21,585	—	21,585
Accretion of redeemable convertible preferred stock	—	—	—	—	(22,245)	—	(191,967)	(214,212)
Net loss	—	—	—	—	—	—	(8,856,259)	(8,856,259)

Balances at December 31, 2003	186,680	187	(193,195)	—	—	(107,119)	(48,101,265)	(48,401,392)
Issuance of common stock upon exercise of stock options throughout the year with an average exercise price of $4.61 per share	674	—	—	—	3,103	—	—	3,103
Forgiveness of notes receivable from stockholder	—	—	103,766	—	—	—	—	103,766
Interest on stockholders notes receivable	—	—	(5,468)	—	—	—	—	(5,468)
Issuance of warrants in connection with convertible notes issued in February, March and December 2004	—	—	—	—	773,994	—	—	773,994
Deferred stock-based compensation	—	—	—	—	(107,119)	107,119	—	—
Accretion of redeemable convertible preferred stock	—	—	—	—	(216,383)	—	—	(216,383)
Net loss	—	—	—	—	—	—	(7,811,181)	(7,811,181)

Balances at December 31, 2004	187,354	187	(94,897)	—	453,595	—	(55,912,446)	(55,553,561)
Issuance of common stock upon exercise of stock options throughout the year with an average exercise price of $1.25 per share	2,991	3	—	—	3,747	—	—	3,750
Issuance of warrants in connection with convertible notes issued in January, February, March and June 2005	—	—	—	—	81,702	—	—	81,702
Modification of warrants	—	—	—	—	395,782	—	—	395,782
Payment of notes receivable from stockholder	—	—	58,118	—	—	—	—	58,118
Interest on stockholders notes receivable	—	—	(2,572)	—	—	—	—	(2,572)
Accretion of redeemable convertible preferred stock	—	—	—	—	(292,323)	—	—	(292,323)
Net loss	—	—	—	—	—	—	(9,440,716)	(9,440,716)

Balances at December 31, 2005	190,345	190	(39,351)	—	642,503	—	(65,353,162)	(64,749,820)

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) (Cont)

	Common Stock		Notes Receivable from Stockholders	Accumulated Other Comprehensive Loss	Additional Paid-In Capital	Deferred Stock-based Compensation	Deficit Accumulated During the Development Stage	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balances at December 31, 2005	190,345	190	(39,351)	—	642,503	—	(65,353,162)	(64,749,820)
Issuance of common stock upon exercise of stock options throughout the year with an average exercise price of $0.41 per share	12,654	13	—	—	5,175	—	—	5,188
Interest on stockholder notes receivable	—	—	(1,590)	—	—	—	—	(1,590)
Accretion of redeemable convertible preferred stock	—	—	—	—	(374,558)	—	—	(374,558)
Net loss	—	—	—	—	—	—	(9,317,282)	(9,317,282)

Balances at December 31, 2006	202,999	203	(40,941)	—	273,120	—	(74,670,444)	(74,438,062)
Issuance of common stock upon exercise of stock options throughout the year with an average exercise price of $0.41 per share	200,000	200	—	—	81,800	—	—	82,000
Forgiveness of notes receivable from stockholder	—	—	41,586	—	—	—	—	41,586
Interest on stockholder notes receivable	—	—	(645)	—	—	—	—	(645)
Stock compensation expense	—	—	—	—	(14,914)	—	—	(14,914)
Accretion of redeemable convertible preferred stock	—	—	—	—	(340,006)	—	(36,706)	(376,712)
Net loss	—	—	—	—	—	—	(8,430,743)	(8,430,743)

Balances at December 31, 2007	402,999	403	—	—	—	—	(83,137,893)	(83,137,490)
Stock-based compensation expense (unaudited)	—	—	—	—	172,676	—	—	172,676
Accretion of redeemable convertible preferred stock (unaudited)	—	—	—	—	(104,649)	—	—	(104,649)
Net loss for the period (unaudited)	—	—	—	—	—	—	(5,081,029)	(5,081,029)

Balances at June 30, 2008 (unaudited)	402,999	$403	$—	$—	$68,027	$—	$(88,218,922)	$(88,150,492)

THEROX, INC.

(A development stage enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,			Six Months Ended June 30,		Cumulative Period From June 2, 1994 (Inception) to June 30, 2008
	2005	2006	2007	2007	2008
				(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(9,440,716)	$(9,317,282)	$(8,430,743)	$(4,277,039)	$(5,081,029)	$(87,906,223)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	203,199	138,790	137,406	91,805	119,206	2,152,328
Provision for excess and obsolete inventory	752,508	—	—	—	—	1,862,353
Amortization of discount on available-for-sale securities	—	(40,515)	(147,931)	(76,284)	(103,547)	(647,959)
Amortization of discount on convertible notes	753,676	—	—	—	—	855,695
Forgiveness of notes receivable from stockholder	—	—	41,586	40,941	—	41,586
Modification of warrants	395,782	—	—	—	—	395,782
Stock-based compensation expense	—	—	(14,914)	—	172,676	326,183
Other	—	1,396	1,348	—	—	76,699
Interest on notes receivable from stockholders	(2,572)	(1,590)	(645)	—	—	(65,296)
Changes in current assets and liabilities, net of effect of acquisitions:
Prepaid expenses and other assets	52,255	129,185	(40,344)	(57,041)	(214,079)	(156,962)
Inventories	—	—	(28,168)	—	28,168	(1,862,353)
Accounts payable	88,483	107,021	31,130	(61,249)	(186,011)	208,313
Accrued liabilities	163,610	592,680	(141,604)	89,881	594,569	1,809,563

Net cash used in operating activities	(7,033,775)	(8,390,315)	(8,592,879)	(4,248,986)	(4,670,047)	(82,910,291)

Cash flows from investing activities
Purchases of property and equipment	(20,398)	(351,504)	(284,227)	(34,565)	(124,818)	(2,714,031)
Issuance of notes receivable to stockholder	—	—	—	—	—	(100,000)
Purchase of available-for-sale securities	(12,511,240)	(8,450,366)	(5,413,062)	(1,967,178)	(26,816,707)	(72,298,369)
Proceeds from the sale of available-for-sale securities	—	17,063,114	9,500,000	4,000,000	—	46,046,114
Cash acquired from acquisitions, net	—	—	—	—	—	323,219
Other, net	—	—	26,245	—	—	(72,732)

Net cash provided by (used in) investing activities	(12,531,638)	8,261,244	3,828,956	1,998,257	(26,941,525)	(28,815,799)

Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock, net	29,127,279	—	—	—	29,868,727	108,832,290
Proceeds from issuance of common stock	3,750	5,188	82,000	—	—	156,266
Proceeds from issuance of secured convertible notes	2,989,371	—	—	—	—	9,560,584
Repurchase of common stock	—	—	—	—	—	(1,303)
Payment of notes receivable	58,118	—	—	—	—	164,785
Other, net	—	—	—	(41,397)	11,406	19,064

Net cash provided by (used in) financing activities	32,178,518	5,188	82,000	(41,397)	29,880,133	118,731,686

Net increase (decrease) in cash and cash equivalents	12,613,105	(123,883)	(4,681,923)	(2,292,126)	(1,731,439)	7,005,596
Cash and cash equivalents, beginning of period	929,736	13,542,841	13,418,958	13,418,958	8,737,035	—

Cash and cash equivalents, end of period	$13,542,841	$13,418,958	$8,737,035	$11,126,832	$7,005,596	$7,005,596

The accompanying notes are an integral part of these consolidated financial statements.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Formation and Business of the Company

TherOx, Inc., or the Company, was incorporated in the state of Michigan on June 2, 1994 to develop and manufacture oxygen delivery devices. On March 8, 1995, the Company was reincorporated in the state of Delaware. The Company is in the development stage and since its inception, has been primarily engaged in the development of its initial product technology, raising capital and developing an intellectual property portfolio.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of June 30, 2008, the statements of operations and cash flows for the six months ended June 30, 2007 and 2008 and the statement of changes in stockholders’ equity (deficit) for the six months ended June 30, 2008 are unaudited. The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The unaudited interim financial statements have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position at June 30, 2008 and the Company’s results of operations and cash flows for the six months ended June 30, 2007 and 2008. The results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008 or for any future period. All references to June 30 in these footnotes are also unaudited.

Pro Forma Balance Sheet (Unaudited)

The Company’s pro forma balance sheet as of June 30, 2008 gives effect to the automatic conversion of all redeemable convertible preferred stock into an aggregate of 16,428,051 shares of common stock, upon completion of the Company’s initial public offering.

2.	Summary of Significant Accounting Policies

Basis of Consolidation and Foreign Currency Translation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, DynamOx, Inc., and TherOx, Europe GmbH. All inter-company accounts and transactions have been eliminated in consolidation.

The functional currency of the foreign subsidiary is the U.S. dollar. The local currency statements are translated into U.S. dollars using the current exchange rate for monetary assets and liabilities and the historical exchange rate for non-monetary assets and liabilities. Revenue and expenses are translated using the average exchange rate for the period, except items related to non-monetary assets and liabilities, which are translated using historical exchange rates. Translation adjustments resulting from the process of remeasuring foreign currency financial statements of the Company’s wholly owned subsidiary into U.S. dollars are included in the statements of operations. Currency translation gains and losses have not been material to the periods presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reporting periods. Such estimates include the valuation allowance for deferred tax assets and the fair value of the Company’s common stock. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company’s cash and cash equivalents are maintained at two financial institutions in the United States of America and in countries where subsidiaries operate. Deposits held with these financial institutions may, from time to time, exceed the amount of insurance provided on such deposits.

Short-Term Investments

The Company evaluates its short-term investments in certificates of deposit, commercial paper and treasury bills in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, Accounting for Certain Investments in Debt and Equity Securities, and has determined that all investments should be classified as available-for-sale as of December 31, 2006 and June 30, 2008 (unaudited). These securities are stated at cost, which approximates fair value, and the gross unrealized gains and losses of these securities have historically not been material due to the nature of the investments and the short-term duration in which they are held. Realized gains and losses are included in interest and other income, net and are computed using the specific identification method.

Inventories

Inventories are stated at lower of standards cost (which approximates actual cost on a first in, first out basis) or market, where market is determined as the lower of replacement cost or net realizable value. At December 31, 2007, inventory consisted entirely of raw materials.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. All property and equipment is depreciated on a straight-line basis over the following estimated useful lives:

Furniture and fixtures	7 years
Machinery and equipment	5 years
Computer equipment	5 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to expense as incurred.

Long Lived Assets

The Company reviews long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

The Company recognizes product revenue upon shipment, provided that, at the time of shipment, there is evidence of a contractual arrangement with the customer, title has transferred, the fee is fixed and determinable, collection of the resulting receivable is reasonably assured and there are no significant remaining obligations. Shipping and handling costs billed to customers are recorded in revenue, and the costs associated with this revenue are recorded in cost of goods sold.

The Company has received certain government grants that support the Company’s research effort in defined research projects. These grants generally provide for reimbursement of approved costs incurred as defined in the various grants. Revenue associated with these grants are recognized as costs under each grant are incurred. Should the research funded by federal grants result in patented technologies, the federal government would be entitled to a nonexclusive, nontransferable, irrevocable, paid-up license to utilize such technologies.

Research and Development

Research and development costs are charged to operations as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, consulting costs and allocated overhead, including rent, equipment, depreciation and utilities.

Risks and Uncertainties

The Company is subject to risks common to companies in the medical device industry including, but not limited to, development of new products, development of markets and distribution channels, dependence on key personnel and the ability to obtain additional capital as needed to fund its product plans. To date, the Company has been funded by private equity financings. The Company’s ultimate success is dependent upon its ability to raise additional capital and to successfully develop and market its products.

The Company’s products require approvals from the U.S. Food and Drug Administration, or the FDA, and international regulatory agencies prior to commercial sales. There can be no assurance that the Company’s products will receive any of these required approvals. If the Company is denied such approvals or such approvals are delayed, it would have a materially adverse impact on the Company.

Income Taxes

Income taxes are determined under guidelines prescribed by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. The Company evaluates quarterly the realization of its deferred tax assets by assessing its valuation allowance and adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Redeemable Convertible Preferred Stock

The Company is accounting for its redeemable preferred stock under the requirements of Accounting Series Release No. 268, or ASR 268, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The carrying value of all the redeemable convertible preferred stock is increased by periodic accretions for the issuance costs using the interest method, so that the carrying amount will equal the redemption amount as of January 29, 2014, the date that redemption first becomes available. These increases were affected through charges against retained earnings to the extent available, additional paid-in capital to the extent available, then against the deficit accumulated during the development stage.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, Financial Accounting Standards Board, or FASB, Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, and complied with the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company’s common stock and the exercise price.

Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123R, Share-Based Payments, which supersedes previous accounting under APB No. 25. SFAS No. 123R requires the recognition of compensation expense, using a fair-value based method, for costs related to all employee share-based payments including stock options. SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company adopted SFAS No. 123R using the prospective transition method, which requires that for nonpublic entities that used the minimum value method for either pro forma or financial statement recognition purposes, SFAS No. 123R shall be applied to option awards granted or modified after the required effective date. For options granted prior to the SFAS No. 123R effective date, where the requisite service period has not been performed as of January 1, 2006, the Company will continue to recognize compensation expense, if any, on the remaining unvested awards under the intrinsic-value method of APB No. 25. For options accounted for under APB No. 25 that were granted prior to January 1, 2006 and then if modified after January 1, 2006, the Company will apply SFAS No. 123R to these option grants upon the date of modification. All option grants valued after January 1, 2006 will be expensed on a straight-line basis.

Calculating stock-based compensation expense requires the input of highly subjective assumptions including the expected term of the stock-based awards, stock price volatility and pre-vesting option forfeitures. The estimate of the expected term of options granted was determined in accordance with the “simplified method” outlined in Staff Accounting Bulletin No. 107. Since the Company is a private entity with no historical data on volatility of its stock, the expected volatility used is based on the volatility of similar entities (referred to as “guideline companies”). In evaluating similarity, the Company considered factors such as industry, stage of life cycle, size and financial leverage. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of its stock-based awards that are granted, exercised and forfeited. If its actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what it has recorded in the current period.

The risk-free rate for periods within the contractual life of the option is based on United States treasury yield for a term consistent with the expected life of the stock option in effect at the time of grant. The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has elected to recognize stock-based compensation expense on a straight-line basis (net of estimated forfeitures) over the employee service vesting period. Shares of common stock issued upon exercise of stock options will be from previously unissued shares.

The following table presents the weighted average assumptions used for employee stock options for the years ended December 31, 2006 and 2007, and the six months ended June 30, 2008 (unaudited):

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Expected volatility	49%	52%	47% to 52%
Expected term	5 years	6.25 years	6.25 years
Risk-free interest rate	4.74%	4.56%	2.78% to 3.36%
Dividend yield	0%	0%	0%

The weighted-average fair value per share of options granted was $0.20, $0.32 and $1.01 for the years ended December 31, 2006 and 2007 and the six months ended June 30, 2008, respectively.

The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96 18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that such equity instruments are recorded at their fair value. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Net Loss per Common Share

The Company calculates net loss per share in accordance with SFAS No. 128, Earnings Per Share. Basic and diluted net loss per common share was determined by dividing net loss by the weighted average common shares outstanding during the period. The Company’s potentially dilutive shares, which include redeemable convertible preferred stock, options and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

A reconciliation of numerator and denominator used in the calculation of basic and diluted net loss per share follows:

	Year Ended December 31,			Six Months Ended June 30,
	2005	2006	2007	2007	2008
				(unaudited)	(unaudited)
Numerator
Net loss	$(9,440,716)	$(9,317,282)	$(8,430,743)	$(4,277,039)	$(5,081,029)
Less: Accretion of redeemable convertible preferred stock	(292,323)	(374,558)	(376,712)	(186,539)	(104,649)

Net loss applicable to common stockholders	$(9,733,039)	$(9,691,840)	$(8,807,455)	$(4,463,578)	$(5,185,678)

Denominator
Weighted-average shares of common stock outstanding	189,361	197,161	265,465	202,999	402,999
Less: Weighted-average shares of unvested common stock	—	(5,275)	(36,977)	(8,260)	(79,013)

Total weighted-average number of shares used in computing net loss per share applicable to common stockholders — basic and diluted	189,361	191,886	228,488	194,739	323,986

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following potentially dilutive securities have been excluded from the conversion of diluted net loss per common share for the periods presented because including them would have an anti-dilutive effect:

	December 31,			June 30,
	2005	2006	2007	2007	2008
				(unaudited)
Options to purchase common stock	1,980,050	1,972,600	1,933,290	1,976,008	3,000,534
Redeemable convertible preferred stock	11,730,609	11,730,609	11,730,609	11,730,609	16,428,051
Warrants exercisable	419,349	419,349	419,349	419,349	419,349

Unaudited pro forma net loss per share assuming the conversion of all redeemable convertible preferred stock, which converts automatically upon the completion of an initial public offering, is as follows:

	Year Ended December 31, 2007	Six Months Ended June 30, 2008
		(unaudited)
Numerator
Net loss	$(8,430,743)	$(5,081,029)
Less: Accretion of redeemable convertible preferred stock	(376,712)	(104,649)

Net loss applicable to common stockholders	$(8,807,455)	$(5,185,678)

Denominator
Weighted-average shares of common stock outstanding	265,465	402,999
Plus: Conversion of redeemable preferred stock	11,730,609	16,428,051
Less: Weighted-average unvested shares of common stock	(36,977)	(79,013)

Pro forma total weighted-average number of shares used in computing net loss per share applicable to common stockholders — basic and diluted (unaudited)	11,959,097	16,752,037

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs, the first two of which are considered observable and the last unobservable, that may be used to measure fair value. The adoption of SFAS 157 had no impact on the Company’s consolidated financial statements. The Company is currently evaluating the impact of adopting the provisions of FSP 157-2.

As of January 1, 2008, the Company has adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS 159 allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealized gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The adoption of SFAS 159 had no impact on the Company’s consolidated financial statements.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. The Company will be required to adopt SFAS No. 141(R) and SFAS No. 160 on or after January 1, 2009. The Company has not yet determined the effect, if any, that the adoption of SFAS No. 141(R) and SFAS No. 160 will have on the Company’s financial statements.

3.	Investments

At December 31, 2007, the Company held no investments. The following summarizes the Company’s short-term investments at June 30, 2008 (unaudited) and December 31, 2006:

	June 30, 2008 (unaudited)
	Cost	Unrealized Loss	Fair Value
Treasury bills	$25,921,255	$—	$25,921,255
Certificates of deposit	999,000	—	999,000

	$26,920,255	$—	$26,920,255

	December 31, 2006
	Cost	Unrealized Loss	Fair Value
Commercial paper	$3,939,007	$—	$3,939,007

At June 30, 2008 (unaudited), the securities earned interest at an average rate of 1.78% per annum and will mature between July 31, 2008 and November 28, 2008.

At December 31, 2006, the securities earned interest at an average rate of 5.28% per annum and matured between January 2007 and June 2007.

4.	Property and Equipment

Property and equipment consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Furniture and fixtures	$121,784	$162,581	$234,785
Machinery and equipment	1,189,806	1,169,240	1,187,640
Leasehold improvements	263,075	236,266	242,113
Computer equipment	380,720	279,956	308,322

	1,955,385	1,848,043	1,972,860
Less: Accumulated depreciation and amortization	(1,583,162)	(1,257,237)	(1,376,442)

Property and equipment, net	$372,223	$590,806	$596,418

Depreciation and amortization expense for the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited) was $203,199, $138,790, $137,406, $119,206 and $2,152,328, respectively.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,		June 30, 2008
	2006	2007
			(unaudited)
Accrued wages and compensation expenses	$119,727	$174,132	$438,188
Accrued rent	6,411	87,359	97,598
Accrued patient trials	690,986	233,840	277,743
Legal fees	—	—	110,000
Other	—	253,299	419,670

	$817,124	$748,630	$1,343,199

6.	Secured Convertible Notes

During February and March 2004, the Company issued secured convertible notes with a face value of $4,978,643. The notes had a repayment date of July 31, 2005 and a simple interest rate of 6%. In connection with the notes, the Company issued warrants to purchase 649,387 shares of common stock (Note 8). The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants as prescribed under APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants. As a result of the allocation, a total of $4,937,478 was allocated to the notes. In July 2005, in connection with the Series I redeemable convertible preferred stock financing (Note 8), the convertible notes and accrued interest were converted to 1,462,876 shares of Series I redeemable convertible preferred stock, and the warrants were amended to reduce the number of underlying shares to 202,384 shares of common stock, purchasable at an exercise price of $6.15 per share, expiring in five years from the date of the original issuance (Note 8).

During December 2004, the Company issued secured convertible notes with a face value of $1,592,570, a repayment date of July 31, 2005 and a simple interest rate of 6%. In connection with the notes, the Company issued warrants to purchase 1,196,216 shares of common stock (Note 8). In July 2005, in connection with the Series I redeemable convertible preferred stock financing (Note 8), the convertible notes and accrued interest were converted to 446,526 shares of Series I redeemable convertible preferred stock, and the warrants were amended to reduce the number of underlying shares to 64,738 shares of common stock, purchasable at an exercise price of $6.15 per share, expiring in five years from the date of the original issuance. Additionally, the Company issued warrants to purchase 309,206 shares of common stock to investors who also participated in the February and March 2004 secured convertible note financing. In July 2005, in connection with the Series I redeemable convertible preferred stock financing, this number of warrants to purchase common stock was reduced to 0. The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants, as prescribed under APB 14. As a result of the allocation, a total of $859,741 was allocated to the notes.

During January through June 2005, the Company issued secured convertible notes with a face value of $2,989,371, a repayment date of July 31, 2005 and a simple interest rate of 6%. In connection with the secured convertible notes issued in 2005, the Company issued warrants to purchase 3,544,150 shares of common stock (Note 8). In July 2005, in connection with the Series I redeemable convertible preferred stock financing (Note 8), the convertible notes and accrued interest were converted to 827,739 shares of Series I redeemable convertible

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preferred stock, and the warrants were amended to reduce the number of underlying shares to 121,494 shares of common stock, purchasable at a exercise price of $6.15 per share, expiring in five years from the date of the original issuance. The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants, as prescribed under APB 14. As a result of the allocation, a total of $2,907,669 was allocated to the notes.

7.	Commitments

Operating Lease

In April 2007, the Company signed an operating lease contract for a new facility located in Irvine, California. This new lease extends from July 2007 to September 2012. Future minimum lease payments under this lease are as follows:

2008	$386,979
2009	402,458
2010	418,557
2011	435,299
2012	333,967

$1,977,260

Rent expense for the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited) was $425,931, $458,731, $461,780, $200,557 and $4,355,323, respectively.

License Agreement

In August 1995, the Company entered into a world-wide exclusive license, along with the right to grant sub-licenses, with Wayne State University, or WSU, covering certain patents in the medical field. WSU is entitled to royalties on future net sales of licensed products sold by the Company or its sub-licensees, where such licensed product is covered by a valid patent claim. Annual minimum royalty payment obligations commence on the later of two years after the grant of general marketing approval by the FDA of the Company’s first product or at the time when the Company realizes a minimum amount of revenue from the sale of licensed products. Future royalty and minimum royalty payments may be offset against reimbursements made to WSU for patent protection expenses, subject to a cap. The agreement has been amended in February 1996, April 1999, July 2005 and January 2007.

In April 1996, the Company entered into a world-wide exclusive license, along with the right to grant sub-licenses, with WSU covering certain patents in the non-medical field covering certain patents. WSU is entitled to royalties on future net sales of licensed products sold by the Company or its sub-licensees, where such licensed product is covered by a valid patent claim. The Company pays WSU an annual license fee and is obligated to make annual minimum royalty payments commencing on the first commercial sale of products or services for a non-medical application. Future royalty and minimum royalty payments may be offset against expenses incurred by the Company for patent protection expenses, except for patent expenses reimbursed to WSU prior to January 2007. The agreement has been amended March 1999 and January 2007.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total aggregate amounts paid to WSU under these on-going agreements and previous agreements for the years ended December 31, 2007 and 2006, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited) were $25,000, $39,158, $25,505 and $2,262,399, respectively.

In January 1997, the Company entered into an exclusive license agreement with an individual. The license was fully paid with respect to the vascular field, and royalty-bearing in the non-vascular field. During 2006, the Company cancelled the portion of this license agreement related to the non-vascular field. Total aggregate amounts paid under the license agreement for the years ended December 31, 2006 and 2007, and for the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited), were $0, $0 and $45,000, respectively, including an initial license fee, and annual minimum royalties for the non-vascular field for years prior to termination of that portion of the license agreement.

Other Commitments

In fiscal year 2007, the Company entered into an agreement in which the Company agreed to purchase inventory that is being produced by a third-party vendor. At December 31, 2007, the Company was committed to purchase $435,273 of inventory.

In connection with an employment agreement entered into in fiscal year 2007 between the Company and a member of management, the Company agreed to pay a one-time bonus to that individual for fiscal year 2008 in the amount of $79,500.

Capital Lease

The Company leases a copier under an agreement classified as a capital lease. Amortization of such copier is included in depreciation and amortization expense. The leased asset serves as security for the liability. The net book value of the copier at June 30, 2007 and 2008 was $0 and $18,717, respectively. The remaining commitment as of June 30, 2008 (unaudited) was $17,358. Future minimum lease payments under the capital lease are as follows as of June 30, 2008 (unaudited):

2008	$3,857
2009	7,713
2010	7,713
2011	643

$19,926

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Redeemable Convertible Preferred Stock and Warrants

At December 31, 2007 and June 30, 2008 (unaudited), the amounts, terms, liquidation value and dividend rate of the redeemable convertible preferred stock are as follows:

	Shares Authorized	Shares Issued and Outstanding	Preferential Liquidation Value	Dividend Rate
Series
A-1	40,000	40,000	$—	$0.75
B	104,000	103,999	1,299,988	$1.25
B-1	30,666	30,665	—	$1.25
C	60,000	60,000	900,000	$1.50
C-1	22,222	22,222	—	$1.50
D	51,428	51,427	899,973	$1.75
D-1	19,047	19,047	—	$1.75
E-1	136,363	136,363	—	$2.20
F	35,060	35,060	929,090	$2.65
F-1	40,910	40,910	—	$2.65
G	119,500	119,500	4,780,000	$4.00
G-1	186,531	186,529	—	$4.00
H	290,875	290,875	13,380,250	$4.60
H-1	368,316	368,316	—	$4.60
I	10,500,000	10,225,696	50,310,424	$0.328
Additional shares authorized	95,082	—	—	$—

Balances December 31, 2007	12,100,000	11,730,609	72,499,725	$—
J	4,700,000	4,697,442	35,987,291	$0.5107
Reduction of shares authorized	(95,082)	—	—	$—

Balances June 30, 2008 (unaudited)	16,704,918	16,428,051	$108,487,016

The Company’s Certificate of Incorporation was amended on February 5, 2004 to implement a “pay to play” provision to the effect that any holder of redeemable convertible preferred stock that does not participate to at least its pro rata share in any subsequent financing, will have its redeemable convertible preferred stock automatically converted into a “shadow” series of redeemable convertible preferred stock (e.g., Series A will be converted to Series A-1). The shadow preferred stock is identical in all respects to the original preferred stock except that (i) the liquidation preference is zero, and (ii) anti-dilution protection for future below conversion price issuances will be eliminated. Pursuant to the Certificate of Incorporation dated July 5, 2005, the “pay to play” provision was removed, effective July 22, 2005.

In January 2008, the Company completed the issuance of 3,235,254 shares of its Series J redeemable convertible preferred stock, or Series J, at a price of $6.3842 per share, for gross proceeds of $20,654,508. A second closing of Series J was completed in February 2008 for 1,462,188 shares at $6.3842 per share, for gross proceeds of $9,334,901. The Company incurred costs of $120,682 in connection with the issuance of both closings of the Series J.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dividends

The holders of the redeemable convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate stated above, per share per year or, if greater (as determined on a per year basis and on an as converted basis for the redeemable convertible preferred stock), an amount equal to that paid on any other outstanding shares of the Company’s stock. Such dividends are payable quarterly when, as and if declared by the Board of Directors, and are not cumulative. No dividends have been declared to date.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of each series of redeemable convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of any redeemable convertible preferred stock that is subordinated to such series with respect to liquidation preferences, their respective liquidation amount (as adjusted for any stock dividends, combination or splits), plus any declared but unpaid dividends on such series. If upon the occurrence of such event, the assets and funds distributed among the holders of their respective series of redeemable convertible preferred stock are insufficient to permit the payment to such series holders of their full preferential amounts, then the entire assets and funds of the Company legally available for distribution are to be distributed ratably among the holders of the respective series of redeemable convertible preferred stock in proportion to the aggregate preferential amount each such holder is otherwise entitled to receive.

For each outstanding share of Series J and Series I redeemable convertible preferred stock, the holder is entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the remaining holders of redeemable convertible preferred stock and common stock, $7.66 and $4.92, respectively, (as adjusted for any stock dividends combinations or splits), plus any declared but unpaid dividends on such shares.

After payment has been made to the holders of Series J and Series I redeemable convertible preferred stock, for each outstanding share of Series H redeemable convertible preferred stock, the holder is entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the remaining holders of redeemable convertible preferred stock and common stock, $46.00 (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares.

After payment has been made to the holders of Series J, Series I and Series H redeemable convertible preferred stock, for each outstanding share of Series G redeemable convertible preferred stock, the holder is entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the remaining holders of redeemable convertible preferred stock and common stock, $40.00 (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares.

After payment has been made to the holders of Series J, Series I, Series H and Series G redeemable convertible preferred stock, for each outstanding share of Series F redeemable convertible preferred stock, the holder is entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the remaining holders of redeemable convertible preferred stock and common stock, $26.50 (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After payment has been made to the holders of Series J, Series I, Series H, Series G and Series F redeemable convertible preferred stock, the holders of the Series B, Series C and Series D redeemable convertible preferred stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock and any additional series of redeemable convertible preferred stock which may be subordinated to Series B, Series C and Series D with respect to liquidation preference, an amount per share equal to $12.50, $15.00 and $17.50, respectively, plus all declared but unpaid dividends on each such share of redeemable convertible preferred stock. If upon the occurrence of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets and funds distributed among the holders of the Series B, Series C and Series D redeemable convertible preferred stock are insufficient to permit the payment to such holders of the full preferential amounts, then the entire assets and funds of the Company legally available for distribution (after satisfaction of the preferential amounts payable to the holders of Series I, Series H, Series G and Series F redeemable convertible preferred stock) are to be distributed ratably among the holders of the Series B, Series C and Series D redeemable convertible preferred stock in proportion to the aggregate preferential amount each such holder is otherwise entitled to receive.

After payment has been made to each of the series of redeemable convertible preferred stock, any remaining assets and funds are to be distributed among the holders of common stock and all series of redeemable convertible preferred stock pro rata on an as converted basis.

Liquidation Event

A merger, reorganization or sale of all or substantially all of the assets of the Company, in which the existing stockholders of the Company prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction, shall be deemed to be a liquidation, dissolution or winding up of the Company.

Voting

The holder of each share of redeemable convertible preferred stock is entitled to voting rights equal to the number of shares of common stock into which each share of redeemable convertible preferred stock could be converted into at the record date for a vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the holders of common stock.

Conversion

Each share of a series of redeemable convertible preferred stock is convertible, at the option of the holder, into the number of fully paid and nonassessable shares of common stock which results from dividing the original issuance price per share of such series of redeemable convertible preferred stock by the conversion price per share in effect for such series of redeemable convertible preferred stock at the time of conversion. The initial conversion price per share of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series I and Series J redeemable convertible preferred stock is their respective original issuance price. The initial conversion price of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, Series I and Series J redeemable convertible preferred stock is subject to adjustment from time to time, as described in the Company’s Restated Certificate of Incorporation. As of December 31, 2007 and June 30, 2008, each share of Series A through J redeemable convertible preferred stock was convertible into one share of common stock.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2008, each share of redeemable convertible preferred stock was subject to automatic conversion at the then-effective conversion rate immediately upon the closing of a bona-fide, firm commitment underwriting of the Company’s common stock pursuant to a registration statement under the Securities Act of 1933, the public offering price of which equals or exceeds $12.77 per share (adjusted to reflect subsequent dividends, splits or recapitalizations) and the net aggregate proceeds raised of which equals or exceeds $40 million, before deducting underwriter discounts or commissions.

Redemption

Shares of Series J and Series I redeemable convertible preferred stock shall be redeemed by the Company at a price of $6.38 and $4.10 per share, respectively, at any time on or after January 2014, upon written notice from the holders of at least two-thirds of the then outstanding shares of Series J and Series I redeemable convertible preferred stock, acting as a single class. Upon request to redeem the Series J and Series I redeemable convertible preferred stock, the Company is required to redeem all of the outstanding shares of the Series J and Series I redeemable convertible preferred stock. After full redemption of the Series J and Series I redeemable convertible preferred stock, each holder of any other remaining series of redeemable convertible preferred stock, may, at their option, at any time require the Company to redeem all or a part of their shares of such series held. The redemption price to be paid by the Company is the shares original issuance price, which is $7.50, $12.50, $15.00, $17.50, $22.00, $26.50, $40.00 and $46.00 for Series A, B, C, D, E, F, G and H redeemable convertible preferred stock, respectively, as adjusted for any stock dividends, combinations or splits, plus all declared but unpaid dividends. Accretion recorded under the effective interest method for the years ended December 31, 2005, 2006 and 2007, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008, was $292,323, $374,558, $376,712, $104,649 and $2,145,158, respectively.

Warrants

In connection with the secured convertible notes issued in February and March 2004 (Note 6), the Company issued warrants to purchase 649,387 shares of common stock. In July 2005, in connection with the Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 202,384 shares of common stock, purchasable at an exercise price of $6.15 per share, expiring five years from the date of original issuance. The common stock warrant had a fair value of $0.05 per share at the time of its original issuance, as calculated based on the Black-Scholes valuation model with the following assumptions: volatility of 70%, contractual life of five years, fair value of common stock of $0.40 per share, risk-free interest rate of 3.01% and a dividend yield of 0%. The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants. As a result of the allocation, a total of $41,165 was allocated to the warrants. The value of the warrants was amortized to interest expense from the date of their issuance until June 30, 2005, the original term of the related notes. The warrants remain outstanding as of June 30, 2008.

In connection with the secured convertible notes issued in December 2004 (Note 6), the Company issued warrants to purchase 1,196,216 shares of common stock. In July 2005, in connection with the Series I redeemable convertible preferred stock financing, the number of shares underlying the warrants was reduced to 64,738 shares of common stock, purchasable at an exercise price of $6.15 per share, expiring five years from the date of original issuance. Additionally, in December 2004, the Company issued warrants to purchase 309,206 shares of common stock to investors who also participated in the February and March 2004 secured convertible note financing. In July 2005, in connection with the Series I redeemable convertible preferred stock financing, this number of shares underlying these warrants was reduced to 0. The fair value of the common stock warrants was

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

calculated on the grant date using the Black-Scholes valuation model with the following assumptions: volatility of 70%, contractual life of five years, fair value of common stock of $0.40 per share, risk-free interest rate of 3.46% and a dividend yield of 0%. The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants. As a result of the allocation, a total of $732,829 was allocated to the warrants. The value of the warrants was amortized to interest expense from the date of their issuance until June 30, 2005, the original term of the related notes. The warrants remain outstanding as of June 30, 2008.

In connection with the secured convertibles notes issued during January through June 2005, the Company issued warrants to purchase 3,544,150 shares of common stock. In July, 2005, in connection with the Series I redeemable convertible preferred stock financing, the number of shares underlying these warrants was reduced to 121,494 shares of common stock, purchasable at an exercise price of $6.15 per share, expiring five years from the date of original issuance. The common stock warrants had a fair value of $0.011 per share at the time of original issuance, as calculated based on the Black-Scholes valuation model with the following assumptions: volatility of 70%, contractual life of five years, fair value of common stock of $0.40 per share, risk-free interest rate of 3.65%–4.11% and a dividend yield of 0%. The Company allocated the proceeds from the secured convertible notes based on the respective fair value of the notes and the warrants. As a result of the allocation, a total of $81,702 was allocated to the warrants. The value of the warrants was amortized to interest expense from the date of their issuance until June 30, 2005, the original term of the related notes. The warrants remain outstanding as of June 30, 2008.

In connection with the issuance of the Series I redeemable convertible preferred stock, part of the issuance costs was paid through the issuance of a warrant for 30,733 shares of common stock. The fair value of the warrant was determined to be immaterial. The warrant remains outstanding as of June 30, 2008.

In July 2005, the Company effected a 10-for-1 reverse stock split of its issued and outstanding share capital as well as the authorized shares of the Company for each class and series. All shares and per share amounts in the consolidated financial statements have been retroactively adjusted for all periods to reflect the reverse stock split.

9.	Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors, subject to the prior rights of holders of all classes of stock outstanding.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2007 and June 30, 2008 (unaudited), the Company had reserved common stock for future issuance as follows:

	December 31, 2007	June 30, 2008
		(unaudited)
Conversion of Series A-1 redeemable convertible preferred stock	40,000	40,000
Conversion of Series B redeemable convertible preferred stock	103,999	103,999
Conversion of Series B-1 redeemable convertible preferred stock	30,665	30,665
Conversion of Series C redeemable convertible preferred stock	60,000	60,000
Conversion of Series C-1 redeemable convertible preferred stock	22,222	22,222
Conversion of Series D redeemable convertible preferred stock	51,427	51,427
Conversion of Series D-1 redeemable convertible preferred stock	19,047	19,047
Conversion of Series E-1 redeemable convertible preferred stock	136,363	136,363
Conversion of Series F redeemable convertible preferred stock	35,060	35,060
Conversion of Series F-1 redeemable convertible preferred stock	40,910	40,910
Conversion of Series G redeemable convertible preferred stock	119,500	119,500
Conversion of Series G-1 redeemable convertible preferred stock	186,529	186,529
Conversion of Series H redeemable convertible preferred stock	290,875	290,875
Conversion of Series H-1 redeemable convertible preferred stock	368,316	368,316
Conversion of Series I redeemable convertible preferred stock	10,225,696	10,225,696
Conversion of Series J redeemable convertible preferred stock	—	4,697,442
Exercise of warrants	419,349	419,349
Exercise of options under stock option plans	1,933,290	3,000,534
Issuance of options under stock option plans	380,474	310,230

	14,463,722	20,158,164

In January 2008, the Company amended its Second Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to a total of 22,295,082 shares and to increase the number of authorized shares of Preferred Stock to a total of 16,704,918.

Notes Receivable from Stockholders

In 2000, 1999, 1997 and 1995, the Company issued 5,000, 31,000, 10,000 and 24,786 shares, respectively, of common stock to employees in exchange for promissory notes of $19,950, $123,690, $26,500 and $2,231, respectively. The notes were full-recourse, bearing interest at 6% per annum, with both principal and interest due five years from the date of issuance, and were collateralized by the related shares of common stock. In 2007, the last remaining note for $41,586 representing principal and interest was forgiven by the Company. As of December 31, 2007, all of the notes have been forgiven, repaid or cancelled.

Stock Option Plans

In May 1995, the stockholders of the Company approved the 1995 Stock Incentive Plan, or the 1995 Plan, and in January 2002, the stockholders of the Company approved the 2002 Stock Incentive Plan, or the 2002 Plan, collectively the “Plans,” providing for the granting of options to purchase shares of the Company’s common stock, or the issuance of restricted shares of the Company’s common stock to the Company’s officers, directors and employees and also to consultants, business associates and others with important business relationships with

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company. Options granted under the Plans may be either incentive stock options or non-qualified stock options. Incentive stock options may be granted only to Company employees (including officers and directors). Non-qualified stock options may be granted to Company employees, directors and consultants. The Company has reserved 420,000 shares of common stock for issuance under these Plans.

The exercise price of incentive options shall not be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of a non-qualified option shall not be less than 85% of the fair market value on the date of grant. The terms of options granted under the Plans generally may not exceed ten years. The term of all incentive stock options granted to an optionee who, at the time of grant, owns stock representing more than 10% of the voting power of all classes of stock of the Company or a parent or subsidiary of the Company, or a Ten Percent Stockholder, may not exceed five years. The exercise price of any incentive stock option granted to a Ten Percent Stockholder must equal at least 110% of the fair market value of the common stock on the date of grant. Generally, options granted under the Plans vest ratably over four years.

In June 2005, the stockholders of the Company approved the 2005 Stock Incentive Plan, or the 2005 Plan. The 2005 Plan generally provides the same terms and conditions as the 2002 Plan. The Company has reserved 2,250,000 shares of common stock for issuance under the 2005 Plan.

Included in the 2005 Plan is an optionee put right, which allows the option holder to sell to the Company his or her vested options, up to a maximum of fifty percent of the aggregate number of shares originally subject to the option, at a per share price equal to the difference between $4.10 and the option’s exercise price, upon closing of a put event. A put event is defined as any liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily. These shares are subject to the liquidation preferences of the Company’s preferred stock (Note 8) and repayment of indebtedness of the Company. As of December 31, 2007 and June 30, 2008 (unaudited), the liquidation value of outstanding shares under the 2005 Plan was $3,098,746.

In January 2008, the Company amended the 2005 Plan to reserve an additional 1,000,000 shares of common stock for issuance under the 2005 Plan, bringing the total shares reserved for issuance to 3,250,000. At the same time, the Company eliminated the “put right” for options granted subsequent to January 2008.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes the activity of the Company’s Plans including the number of shares under options and weighted average exercise price:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted- Average Price Per Share
Balances, January 1, 2005	57,053	292,025	$4.31
Additional shares reserved	2,250,000	—	—
Shares removed from 1995 Plan	(44,961)	—	—
Options granted	(1,707,875)	1,707,875	0.42
Options exercised	—	(2,991)	1.25
Options forfeited	16,850	(16,859)	3.85

Balances, December 31, 2005	571,067	1,980,050	0.97
Options granted	(31,000)	31,000	0.41
Options exercised	—	(12,654)	0.41
Options forfeited	17,347	(25,796)	1.29

Balances, December 31, 2006	557,414	1,972,600	0.96
Options granted	(182,840)	182,840	0.58
Options exercised	—	(200,000)	0.41
Options forfeited	5,900	(22,150)	3.68

Balances, December 31, 2007	380,474	1,933,290	0.95
Additional shares reserved	1,000,000	—	—
Options granted (unaudited)	(1,020,244)	1,020,244	1.88
Options exercised (unaudited)	—	—	—
Options expired (unaudited)	—	(3,000)	4.00

Balances, June 30, 2008 (unaudited)	360,230	2,950,534	$1.28

Stock option activity for the years ended December 31, 2006 and 2007 and for the six months ended June 30, 2008 (unaudited) is as follows:

	Number of Shares	Weighted- Average Exercise Price per Share	Weighted- Average Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	1,980,050	$0.97
Granted	31,000	0.41
Exercised	(12,654)	0.41
Forfeited	(25,796)	1.29

Outstanding at December 31, 2006	1,972,600	0.96
Granted	182,840	0.58
Exercised	(200,000)	0.41
Forfeited	(22,150)	3.68

Outstanding at December 31, 2007	1,933,290	0.95
Options granted (unaudited)(1)	1,070,244	—
Options exercised (unaudited)	—	—
Options expired (unaudited)	(3,000)	4.00

Balances, June 30, 2008 (unaudited)	3,000,534	$1.28	7.9	$5,149,341

Exercisable as of June 30, 2008	1,363,579	$1.20	6.7	$2,661,014

Vested and expected to vest as of June 30, 2008	3,000,534	$1.28	7.9	$5,149,341

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	50,000 options were granted during 2008 to a director of the Company outside of the 1995 and 2002 Plans.

The options outstanding and exercisable by exercise price at December 31, 2007 and June 30, 2008 (unaudited) are as follows:

Options Outstanding				Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (in Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
December 31, 2007
$0.41	1,509,175	7.71	$0.41	843,613	$0.41
$0.58	178,590	9.79	0.58	—	$—
$4.00	40,350	1.51	4.00	40,350	$4.00
$4.60	205,175	4.14	4.60	202,964	$4.60

	1,933,290	7.39	$0.95	1,086,927	$1.33

June 30, 2008 (unaudited)
$0.41	1,509,175	7.21	$0.41	1,032,791	$0.41
$0.58	178,590	9.29	0.58	29,765	$0.58
$0.64	60,000	9.55	0.64	6,562	$0.64
$1.93	755,244	9.72	1.93	47,194	$1.93
$2.04	255,000	9.84	2.04	5,309	$2.04
$4.00	37,350	1.11	4.00	37,350	$4.00
$4.60	205,175	3.64	4.60	204,608	$4.60

	3,000,534	7.91	$1.28	1,363,579	$1.20

Stock-Based Compensation

As a result of the adoption of SFAS 123R, the Company is required to record compensation expense for all awards granted on and after January 1, 2006 and for the unvested portion of previously granted awards that remain outstanding as of December 31, 2005. The Company had outstanding unvested stock options to purchase an aggregate of 1,418,376, 1,049,972, 846,363 and 1,636,956 shares of common stock at December 31, 2005, 2006 and 2007 and June 30, 2008, respectively. In connection with the grant of stock options to employees, the Company has recorded stock-based compensation expense of $0, $3,596, $70,121 and $73,717 during the years ended December 31, 2006 and 2007, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from January 1, 2006 (adoption date of SFAS 123R) to June 30, 2008, respectively. As of June 30, 2008, total unrecognized compensation expense related to unvested share-based compensation arrangements already granted was $993,755, which is expected to be recognized over a weighted-average period of 2.96 years.

During the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2008 (unaudited), the Company received $3,750, $5,188, $82,000 and $0 in cash proceeds for the exercise of 2,991, 12,654, 200,000 and 0 options, respectively. The intrinsic value of stock options exercised in the years ended December 31, 2005, 2006 and 2007, and the six months ended June 30, 2008 (unaudited) was $10,050, $0, $0 and $0, respectively.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-based compensation expense related to stock options granted to nonemployees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of stock options granted to nonemployees is calculated at each reporting date using the Black-Scholes option-pricing model. The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. In connection with the grant of stock options to nonemployees, the Company has recorded stock-based compensation expense of $0, ($18,510), $102,555 and $252,464 during the years ended December 31, 2006 and 2007, and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited), respectively.

10.	Employee Benefit Plan

The Company has a plan known as the TherOx, Inc. 401(k) Profit Sharing Plan, or the 401(k) Plan, to provide retirement benefits through tax-deferred salary deductions for substantially all employees. Employees may contribute up to 100% of their annual compensation to the 401(k) Plan limited to a maximum amount set by the Internal Revenue Service. The 401(k) Plan also provides for Company contributions at the discretion of the board of directors. No Company contributions have been made to the 401(k) Plan since inception.

11.	Income Taxes

There was no provision for income taxes in the years ended December 31, 2005, 2006 and 2007.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2006 and 2007 are presented below:

	December 31,
	2006	2007
Net operating loss carryforwards	$28,656,000	$31,670,000
Research and development credit carryforwards	1,627,000	1,728,000
Accruals, reserves and other	194,000	276,000

Total deferred tax asset	30,477,000	33,674,000
Less: Valuation allowance	(30,477,000)	(33,674,000)

	$—	$—

Due to the uncertainties surrounding the realization of deferred tax assets through future taxable income, the Company has provided a full valuation allowance and, therefore, no benefit has been recognized for the net operating loss and other deferred tax assets.

As of December 31, 2007, the Company had net operating loss, or NOL, carryforwards of approximately $82,080,000 and $64,494,000 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The net operating loss carryforwards expire between 2010 and 2027. As of December 31, 2007, the Company had research and development, or R&D, credit carryforwards of approximately $1,059,000 and $1,081,000 available to reduce future taxable income, if any, for federal and California state income tax purposes, respectively. The portion of the credit carryforward related to the federal research and development credit expire between 2012 and 2027. For California purposes, the research and development credits are carried forward indefinitely.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Since the Company’s formation, the Company has raised capital through the issuance of capital stock on several occasions which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition.

The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study, and the fact that there may be additional such ownership changes in the future. If the Company has experienced an ownership change at any time since its formation, utilization of the NOL or R&D credit carryforwards would be subject to an annual limitation under Section 382 of the Code, which is determined by first multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term, tax-exempt rate, and then could be subject to additional adjustments, as required. Any limitation may result in expiration of a portion of the NOL or R&D credit carryforwards before utilization. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

	Years ended December 31,
	2005	2006	2007
U.S. federal tax at statutory rate	$(3,209,843)	$(3,167,876)	$(2,866,453)
State taxes (net of federal benefit)	(506,986)	(544,417)	(490,592)
Change in valuation allowance	2,808,200	4,156,394	3,196,235
Expired net operating losses	635,591	—	281,343
Other	273,038	(444,101)	(120,533)

Provision for income taxes	$—	$—	$—

The Company adopted FIN 48 effective January 1, 2007. Upon adoption of FIN 48 and through June 30, 2008 (unaudited), the Company had no unrecognized tax benefits. As of the date of adoption, there were no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months from the date of adoption of FIN 48 or from June 30, 2008 (unaudited). As of June 30, 2008 (unaudited), the Company was subject to federal and state income tax in the United States. Since the Company is in a loss carryforward position, the Company is generally subject to U.S. federal and state income tax examinations by tax authorities for all years for which a loss carryforward is available. Thus, upon adoption of FIN 48, the Company’s open tax years extend back to 1994. In the event that the Company concludes that it is subject to interest or penalties arising from uncertain tax positions, the Company will record interest and penalties as a component of other income and expense. No amounts of interest or penalties were recognized in our consolidated financial statements upon adoption of FIN 48 or as of and for the six months ended June 30, 2008 (unaudited).

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Supplemental Cash Flow Disclosure

Noncash investing and financing activities for the years ended December 31, 2005, 2006 and 2007 and for the six months ended June 30, 2008 (unaudited) and the cumulative period from June 2, 1994 (inception) to June 30, 2008 (unaudited) is presented below.

	Years Ended December 31,			June 30, 2008	Cumulative Period From June 2, 1994 (Inception) to June 30, 2008
	2005	2006	2007
				(unaudited)	(unaudited)
Noncash investing and financing activities
Redeemable convertible preferred stock issued in exchange for DynamOx, Inc.	$—	$—	$—	$—	$323,219
Deferred stock-based compensation	—	—	—	—	275,537
Warrants issued in connection with secured convertible notes	81,702	—	—	—	855,696
Conversion of convertible notes and accrued interest into Series I redeemable convertible preferred stock	10,100,057	—	—	—	10,100,057
Repurchase of common stock in connection with cancellation of notes receivable from stockholder	—	—	—	—	19,950
Forgiveness of notes receivable from stockholder	—	—	41,586	—	41,586
Accretion of redeemable convertible preferred stock	292,323	374,558	376,712	104,649	2,145,158
Accrued purchases of property and equipment	—	—	73,110	—	73,110

13.	License and Sub-License Agreements

On January 10, 2007, the Company entered into a license and sub-license agreement with OroPro, Inc., or OroPro, to develop dental products, which contains significant milestones for OroPro to meet. In consideration of the license, OroPro agreed to pay a royalty of 8% of the net sales of licensed products sold by OroPro, subject to certain offsets for royalties paid to others, not to exceed 50% of royalties paid to the Company. In order to maintain exclusive rights in all territories, OroPro shall pay the following annual minimum royalties to the Company:

Year 1 after first commercial sale by OroPro	$—
Year 2 after first commercial sale by OroPro	62,500
Year 3 after first commercial sale by OroPro	125,000
Year 4 after first commercial sale by OroPro and each year thereafter	135,000

The obligation to pay royalties on net sales of a licensed product continues for the longer of the expiration of the last valid claim of a licensed patent or ten years from the effective date. The agreement can be terminated by either party on material default or breach of obligations, with at least 60 day written notice.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On April 30, 2007, the Company entered into an exclusive, transferable royalty-bearing license and sublicense agreement with Cosmetic Essence, Inc., or CEI, to develop cosmetic products to bring to market. CEI agreed to pay the Company minimum royalties in the following amounts:

Year 1	$—
Year 2	50,000
Year 3	100,000
Year 4	150,000
Year 5	175,000

Beginning in the sixth fiscal year after the effective date and extending for so long as this agreement is in force, the minimum royalty is the greater of $175,000 or an amount equal to 25% of the prior fiscal year’s royalty paid to the Company. The term of the agreement is five years, with the right to renew for an additional five years if written notice is provided no later than 60 days before expiration of the initial term. Under certain circumstances, both parties have the right to terminate this agreement and have the right to proceed against the defaulting party for any amount due or for damages.

No amounts have been recorded in the consolidated financial statements pertaining to either agreement.

14.	Fair Value Measurements (unaudited)

Effective January 1, 2008, the Company implemented SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. The Company has no non-financial assets or liabilities that require remeasurement and reporting at fair value at least annually.

In accordance with the provisions of FSP FAS 157-2, the Company has elected to defer implementation of SFAS 157 as it relates to the non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until January 1, 2009. The Company is evaluating the impact, if any, that SFAS 157 will have on its non-recurring non-financial assets and liabilities.

The adoption of SFAS 157 with respect to the Company’s financial assets and liabilities that are remeasured and reported at fair value at least annually did not have an impact on the Company’s financial results.

In accordance with SFAS 157, the Company groups its financial assets and liabilities measured at fair value on a recurring basis in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 — Valuation is based upon quoted market price for identical instruments traded in active markets.

•

Level 2 — Valuation is based on quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. Valuation techniques include use of discounted cash flow models and similar techniques.

THEROX, INC.

(A development stage enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s financial assets that are measured at fair value on a recurring basis are comprised of investments in treasury bills and certificates of deposit. At June 30, 2008, $6,009,555 and $26,290,255 was reflected in cash and cash equivalents and short-term investments, respectively, on the consolidated balance sheet using quoted prices in active markets for identical assets (Level 1).

15.	Subsequent Events

Stock Option Plan

In July 2008, the board of directors of the Company adopted the 2008 Stock Incentive Plan, or the 2008 Plan, providing for the grant of options to purchase shares of the Company’s common stock. In addition, the 2008 Plan allows for the issuance of restricted stock units and stock appreciation rights, if any. Restricted stock units are share awards that entitle the holder to receive shares of the Company’s common stock upon vesting. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the Company’s common stock between the exercise date and the date of grant. Options granted under the plan may either be incentive stock options pursuant to Section 422 of the Code or non-qualified stock options. Incentive stock options may be granted only to Company employees (including officers). Non-qualified stock options, restricted shares, restricted stock units and stock appreciation rights may be granted to employees (including officers and directors) and consultants. The Company has reserved 2,000,000 shares of common stock for issuance under the 2008 Plan.

The compensation committee of the Company’s board of directors has the right to determine the terms of the awards, including exercise price, the number of shares subject to each such award the exercisability of the awards and the form of consideration, if any, payable upon exercise. The exercise price for incentive and non-qualified stock options shall not be less than 100% of the fair market value of the common stock on the date of grant. The terms of non-qualified options granted under the 2008 Plan may not exceed ten years. The term of all incentive stock options granted to a Ten Percent Stockholder may not exceed five years. The exercise price of any incentive stock option granted to a Ten Percent Stockholder must equal at least 110% of the fair market value of the common stock on the date of grant.

The 2008 Plan will become effective after stockholder approval and upon the completion of the initial public offering of the Company’s common stock.

TherOx 2008 Employee Stock Purchase Plan

In July 2008, the board of directors of the Company adopted the 2008 Employee Stock Purchase Plan, or 2008 ESPP. The Company has reserved 600,000 shares common stock for sale under the 2008 ESPP. The 2008 ESPP allows eligible employees to purchase common stock of the Company at 85.0% of the lower of the fair market value of the Company’s common stock on the applicable purchase period commencement date or exercise date.

The 2008 ESPP will become effective after stockholder approval and upon the completion of the initial public offering of the Company’s common stock.

SuperSaturated Oxygen (SSO2)

CAUTION: The TherOx SSO2 Therapy System is an investigational device. Limited by United Sates law to investigational use.

             Shares

Common Stock

P R O S P E C T U S

Joint Bookrunning Managers

Citi	UBS Investment Bank

Co-Managers

Cowen and Company	Wachovia Securities

Through and including                     , 2008 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee, The NASDAQ Global Market application fee and the FINRA filing fee.

SEC registration fee		$3,930
FINRA filing fee		10,500
The NASDAQ Global Market listing application fee		5,000
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer Agent fees		*
Printing expenses		*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Our amended and restated certificate of incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, or the DGCL, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful. As permitted by our bylaws, we have entered into indemnification agreements with our officers and directors.

Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Reference is made to the indemnification and contribution provisions of the underwriting agreement to be filed by amendment as Exhibit 1.1 to this registration statement.

Item 15.	Recent Sales of Unregistered Securities

The following is a summary of transactions by us from January 1, 2005 through the date of this registration statement involving sales of our securities that were not registered under the Securities Act. Each offer and sale was made in reliance on Section 4(2) of the Securities Act, including under Regulation D promulgated under Section 4(2) of the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act. The purchasers were “accredited investors” or officers, directors or employees of the registrant or known to the registrant and its management through pre-existing business relationships, friends and employees. All purchasers were provided access to all material information which they requested and were afforded access to management of the registrant in connection with their purchases. All holders of the unregistered securities represented to us that they acquired such securities for investment and not with a view toward distribution. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration under the Securities Act.

1. In July 2005, we issued and sold an aggregate of 10,225,696 shares of our Series I redeemable convertible preferred stock (as adjusted for a subsequent 10-for-1 reverse stock split) to certain private investors, including, without limitation, our directors, executive officers and 5% stockholders and persons and entities associated with them, at a price of $4.10 per share (or $3.69 per share for shares issued upon conversion of existing bridge notes), for an aggregate purchase price of approximately $40,803,222. In connection with the transaction, we (i) amended the terms of warrants previously issued in connection with the bridge financings to reduce the warrant coverage to 25% of the aggregate principal amount of the bridge notes and to increase the exercise price to $6.15 per share of common stock, and (ii) terminated certain warrants to purchase up to 531,034 shares of common stock previously issued in connection with the bridge financings.

2. In January and February 2008, we issued and sold an aggregate of 4,697,442 shares of our Series J redeemable convertible preferred stock in two tranches to certain private investors, including, without limitation, our directors, executive officers and 5% stockholders and persons and entities associated with them, at a price of $6.3842 per share, for an aggregate purchase price of approximately $29,989,410.

3. From January 1, 2005 through the date of this registration statement, we granted stock options and stock purchase rights to acquire an aggregate of 5,850 shares of our common stock at price of $4.60 per share to employees, consultants and directors pursuant to our 2002 Stock Plan. Of the 5,850 shares granted, 4,650 shares remain outstanding, none have been exercised and 1,200 shares have been canceled and returned to our 2002 Stock Plan.

4. From January 1, 2005 through the date of this registration statement, we granted stock options and stock purchase rights to acquire an aggregate of 2,936,109 shares of our common stock at prices ranging from $0.41 to $2.04 per share to employees, consultants and directors pursuant to the our 2005 Stock Plan. Of the 2,936,109 shares granted, 2,708,009 shares remain outstanding, 212,654 have been exercised and 15,446 shares have been canceled and returned to our 2005 Stock Plan.

We used the proceeds of the foregoing sales of securities for working capital and other general corporate purposes.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation (to be filed in connection with the closing of this offering).*

3.3	Amended and Restated Bylaws, as currently in effect.

3.4	Form of Second Amended and Restated Bylaws (to be effective upon the closing of this offering).*

4.1	Specimen common stock certificate.*

4.2	Third Amended and Restated Investors’ Rights and Voting Agreement dated January 29, 2008, among TherOx, Inc. and certain of its stockholders.

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.*

10.1	1995 Stock Incentive Plan.†

10.2	Form of Incentive Stock Option Agreement under 1995 Stock Incentive Plan.†

10.3	Form of Non-Qualified Stock Option Agreement under 1995 Stock Incentive Plan.†

10.4	Form of Restricted Stock Purchase Agreement under 1995 Stock Incentive Plan.†

10.5	2002 Stock Incentive Plan.†

10.6	Form of Stock Option Agreement under 2002 Stock Incentive Plan.†

10.7	2005 Stock Incentive Plan.†

10.8	Form of Stock Option Agreement under 2005 Stock Incentive Plan.†

10.9	Form of Restricted Stock Purchase Agreement under 2005 Stock Incentive Plan.†

10.10	2008 Stock Incentive Plan.†

10.11	Form of Stock Option Agreement under 2008 Stock Incentive Plan.†

10.12	Form of Restricted Stock Purchase Agreement under 2008 Stock Incentive Plan.†

10.13	Form of Stock Appreciation Rights Award Agreement under 2008 Stock Incentive Plan.†

10.14	2008 Employee Stock Purchase Plan.†

10.15	Change of Control and Severance Agreement for Kevin T. Larkin.†

10.16	Change of Control and Severance Agreement for Shelley B. Thunen.†

10.17	Change of Control and Severance Agreement for Margaret A. Kivinski.†

10.18	Change of Control and Severance Agreement for Gregory P. Watson.†

10.19	Change of Control and Severance Agreement for Robert K. Weigle.†

10.20	Multi-Tenant Industrial Lease, dated March 23, 2007, by and between TherOx, Inc. and Calwest Industrial Holdings, LLC.

10.21	Form of Indemnification Agreement.

Exhibit No.	Description
10.22	Agreement dated August 7, 1995 by and between TherOx, Inc. and Wayne State University, Correspondence No. 1 dated February 9, 1996, Amendment No. 1 dated March 31, 1999, Amendment No. 2 dated July 13, 2005 and Correspondence No. 2 dated January 4, 2007.(1)

10.23	Transition and Production Agreement dated November 14, 2006, as amended January 22, 2008, by and between TherOx, Inc. and KMC Systems, Inc.(1)

21.1	Subsidiaries of the Registrant.

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).*

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Strategic Equity Group.

24.1	Power of Attorney (included on the signature page to this Registration Statement).

*	To be filed by amendment.

†	Indicates management contract or compensatory plan or arrangement

(1)	Pursuant to a request for confidential treatment, portions of this Exhibit have been redacted from the publicly filed document and have been furnished separately to the SEC as required by Rule 406 under the Securities Act.

(b) Financial Statement Schedules

All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. For purposes of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

4. For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the fourth day of September, 2008.

THEROX, INC.

By:	/S/ KEVIN T. LARKIN
Kevin T. Larkin
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of TherOx, Inc., do hereby constitute and appoint Kevin T. Larkin and Shelley B. Thunen, or either of them, our true and lawful attorneys-in-fact and agents, with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents may deem necessary or advisable to enable TherOx, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this registration statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KEVIN T. LARKIN Kevin T. Larkin	President, Chief Executive Officer and Director (Principal Executive Officer)	August 28, 2008

/s/ SHELLEY B. THUNEN Shelley B. Thunen	Chief Financial Officer (Principal Financial and Accounting Officer)	September 4, 2008

/s/ FRANK M. FISCHER Frank M. Fischer	Director	September 4, 2008

/s/ JOSEPH S. LACOB Joseph S. Lacob	Director	August 28, 2008

/s/ HAYDEN H. HARRIS Hayden H. Harris	Director	August 28, 2008

/s/ DAVID B. MUSKET David B. Musket	Director	September 4, 2008

/s/ C. RAYMOND LARKIN, JR. C. Raymond Larkin, Jr.	Director	September 4, 2008